PART II — INFORMATION REQUIRED IN OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the United States Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the United States Securities and Exchange Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR	SUBJECT TO COMPLETION	DATED SEPTEMBER 18, 2017

_________ Shares of Common Stock Level Brands, Inc.

This is the initial public offering of securities of Level Brands, Inc. We are offering up to _________ shares of our common stock. The initial public offering price is expected to be $____ for an offering amount of up to $10,000,000. We and the representative of the selling agents may, in our mutual discretion, determine to offer and sell up to an additional ___________ shares of our common stock for gross proceeds of $5,000,000. The offering will terminate at the earlier of the date at which $15,000,000 of shares of our common stock have been sold, the date which is __ days after this offering is qualified by the U.S. Securities and Exchange Commission, or the "SEC," or the date on which we terminate this offering in our sole discretion, or the “Termination Date”.

This offering is being conducted on a “best efforts” basis without any minimum offering amount pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the “Securities Act”, for Tier 2 offerings. Until we complete an initial closing, the proceeds for the offering raised through the efforts of the selling agents will be kept in an escrow account, except with respect to those investors using a BANQ online brokerage account. We will hold an initial closing on any number of shares of common stock at any time during the offering period after we have received notification of approval, or "Notification of Approval," to list our common stock on the NYSE American LLC, or the "NYSE American," subject to meeting all of the requirements of the NYSE American listing standards and official notice of issuance. Thereafter, we may hold one or more additional closings until we determine to cease having any additional closings during the offering period. At a closing, the proceeds will be distributed to us and the associated shares of our common stock will be issued to the investors in such shares. _____________ will serve as the escrow agent. Additionally, we may offer shares through other selected dealers after receipt of Notification of Approval. If there are no closings or if funds remain in the escrow account on the Termination Date without any corresponding closing, the investments for this offering will be promptly returned to investors, without deduction and without interest. The minimum purchase requirement per investor is 100 shares of our common stock ($________); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

We have engaged Joseph Gunnar & Co., LLC as sole book-running manager and lead selling agent to offer the shares of our common stock to prospective investors on a best efforts basis. TriPoint Global Equities, LLC is acting as co-manager and selling agent for the offering. Joseph Gunnar & Co., LLC and TriPoint Global Equities, LLC are referred to herin as the "selling agents". These selling agents will have the right to engage such other broker-dealers or agents as they may determine to assist in such offering. The selling agents are not purchasing the shares of our common stock, and are not required to sell any specific number or dollar amount of the shares in the offering.

We have also engaged WhoYouKnow LLC which does business as CrowdfundX to assist in the planning, public relations and promotion of this offering, utilizing the BANQ website, which is provided by TriPoint Global Equities LLC as an offering platform.

We expect to commence the offer and sale of the shares of our common stock as of the date on which the offering statement of which this Offering Circular is a part, or the “Offering Statement”, is qualified by the SEC. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the NYSE American under the symbol “LEVB.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or “JOBS Act,” and, as such, we have elected to comply with certain reduced public company reporting requirements for this Offering Circular and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this Offering Circular for a discussion of information that should be considered in connection with an investment in our common stock.

	Price to Public	Selling Agent Commissions (1)	Proceeds to Issuer (2)
Per Share	$	$	$
Maximum Offering Amount	$	$

(1)
Does not include a non-accountable expense allowance equal of 1% of the gross proceeds of this offering payable to the lead selling agent. In addition, we will issue to the lead selling agent warrants, or the "selling agents' warrants," to purchase ________ shares of our common stock at an exercise price of $_______ per share as additional compensation. See “Plan of Distribution” on page [64] for a description of additional compensation payable to the selling agents.

(2)
We estimate that our total expenses for the offering will be approximately $_____ along with selling agents commissions of $_________, assuming the maximum offering, including the Additional Shares are sold.

(3)
We and the selling agents intend to sell the shares of our common stock for aggregate gross proceeds of $10,000,000. In addition, we have granted a 45-day option to the lead selling agent to sell up to an additional $5,000,000 of shares of common stock, or the "Additional Shares."

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular is following the disclosure format of Part I of SEC Form S-1.

Sole Book Running Manager

Joseph Gunnar & Co. Co-Manager TriPoint Global Equities, LLC

The date of this Offering Circular is             , 2017

 We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY	5
THE OFFERING	9
RISK FACTORS	11
USE OF PROCEEDS	24
DIVIDEND POLICY	25
CAPITALIZATION	25
DILUTION	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
OUR BUSINESS	38
MANAGEMENT	57
EXECUTIVE COMPENSATION	68
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	71
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	73
DESCRIPTION OF SECURITIES	77
SHARES ELIGIBLE FOR FUTURE SALE	78
PLAN OF DISTRIBUTION	79
LEGAL MATTERS	83
EXPERTS	83
WHERE YOU CAN FIND ADDITIONAL INFORMATION	84
INDEX TO FINANCIAL STATEMENTS	F-1

Unless the context otherwise indicates, when used in this Offering Circular, the terms Level Brands,” “we,” “us, “our” and similar terms refer to Level Brands, Inc., a North Carolina corporation formerly known as Level Beauty Group, Inc., and our majority owned subsidiaries Beauty and Pinups, LLC, a North Carolina limited liability company which we refer to as “Beauty & Pin-Ups”, I | M 1, LLC, a California limited liability company, which we refer to as “I’M1” and Encore Endeavor 1 LLC, a California limited liability company which we refer to as “EE1.” In addition, “fiscal 2015” refers to the period from inception (March 17, 2015) to September 30, 2015, “fiscal 2016” refers to the year ended September 30, 2016 and "fiscal 2017" refers to the year ending September 30, 2017.

Unless otherwise indicated, all share and per share information contained herein gives pro forma effect to the 1:5 reverse stock split of our common stock, which was effective December 5, 2016. The information contained on our websites at www.levelbrands.com and www.beautyandpinups.com are not part of this Offering Circular.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Offering Circular contains statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the headings “Offering Circular Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, we have identified such forward-looking statements with typical conditional words such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or other comparable terminology. Important factors related to forward-looking statements may include, among others, assumptions regarding:

● our limited operating history;

● our history of losses;

● our material dependence on our chief executive officer and managing directors at certain of our subsidiaries who do not devote their full time to our company;

● our material dependence on our relationship with kathy ireland® Worldwide, and the ability of kathy ireland® Worldwide to terminate those agreements;
● our material dependence on our managing directors and other personnel that are affiliates of kathy ireland® Worldwide;
● our non-exclusive relationship with kathy ireland® Worldwide and its affiliates;
● the impact of consumer spending patterns on our business and the need to continually market and promote our company;
● the historic reliance on a limited number of customers and the lack of long term sales contracts;
● lack of long-term manufacturing and distribution agreements;
● our dependence on revenues from Beauty & Pin-Ups products;
● our ability to execute the I’M1 and EE1 business plans;
● the highly competitive nature of our business and our lack of an established name recognition and brands
● potential conflicts of interest involving kathy ireland® Worldwide affiliates;
● risks associated with the protection of our intellectual property rights, including licensing relationships;
● dependence on third party manufacturers, product developers and distributors;
● our ability to successfully develop new products, launch our new brands and enter into licensing agreements with third parties;
● risks associated with possible litigation;
● our ability to acquire additional brands;
● risks associated with the development of an active trading market for our common stock;
● the impact of dilution to purchasers in this offering;
● risks associated with a "best efforts" offering;
● the ability to satisfy the initial listing and continued listing standards of NYSE American;
● volatility in the price of our common stock;
● risks associated with accepting securities as partial compensation;
● our status as an emerging growth company;
● market overhang;
● control by our executive officers, directors and principal shareholders;
● management’s discretion regarding the use of proceeds from this offering;
● future development of a following by securities or industry analysts for our company;
● the impact of public company reporting requirements on our company;
● our ability to maintain effective internal controls;
● expected lack of dividends on our common stock;
● the impact of securities litigation on our company;
● potential impact of anti-takeover measures under our articles of incorporation, bylaws and North Carolina law; and
● the potential impact of the penny stock rules on our common stock.

You should read thoroughly this Offering Circular and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this Offering Circular. Other sections of this Offering Circular include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Offering Circular, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this Offering Circular concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from industry and general publications, studies and surveys conducted by third-parties, as well as data from our own internal research. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable.

 OFFERING CIRCULAR SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this Offering Circular. Because it is only a summary, it does not contain all the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Offering Circular. Before you decide to invest in our common stock, you should read the entire Offering Circular carefully, including “Risk Factors” beginning on page 14 and our financial statements and the accompanying notes included in this Offering Circular.

Level Brands strives to be an innovative branding and marketing company and, through our subsidiaries, we focus our efforts on lifestyle-based brands. Our goal is to create a bold, unconventional and socially responsible image and consciousness for our company and our brands. Working closely with our Chairman Emeritus and Chief Brand Strategist, Kathy Ireland, the Chairman, CEO and Chief Designer of kathy ireland® Worldwide, or "kiWW," we seek to secure strategic licenses and joint venture partnerships for our brands, as well as to grow the portfolio of brands through strategic acquisitions.

Currently, we operate our business in three segments:

●
Professional products division. Currently, the operations of our Beauty & Pin-Ups subsidiary comprise the operations of this division. Beauty & Pin-Ups, our first brand, offers quality hair care and other beauty products including, a hair styling tool, shampoos, conditioners, treatments and styling products to salons. We have expanded distribution to an online retail outlet in the second quarter of fiscal 2017 and expect to expand distribution to additional beauty-centric, and specialty outlets during 2017. Sales from our professional products division represented all of our historic revenues during fiscal 2016 and fiscal 2015 and 25.5% of our net sales for the first nine months of fiscal 2017;

●
Licensing division. The operations of I’M1 – Ireland Men One, a newly created company and brand inspired by Kathy Ireland, comprise the operations of this division. I’M1 intends to provide millennial-inspired lifestyle products under the I’M1 brand. Sales from our licensing division, which began reporting revenues in the second quarter of fiscal 2017, represented 51.1% of our net sales for the first nine months of fiscal 2017; and

●
Entertainment division. The operations of EE1, another newly created company, comprise the operations of this division. EE1 seeks to be an "omni-entertainment experience and brand management company" serving as a producer and marketer of multiple entertainment distribution platforms as well as assisting companies with brand strategies. Sales from our entertainment division represented 23.4% of our net sales for the first nine months of fiscal 2017.

Affiliates of kathy ireland® Worldwide are the co-managing directors and minority owners of both I’M1 and EE1.

Best Buddies International, an organization founded by Anthony K. Shriver, a member of our board of directors, which supports the inclusion of individuals with intellectual and developmental disabilities is the exclusive charity partner for Beauty & Pin-Ups. Under ourcommitment to Best Buddies International, we make a mandatory annual contribution of 0.5% of Beauty & Pin-Up's net sales to support this cause, which we believe drives the message of Beauty & Pin-Ups - beauty belongs to everyone. In fiscal 2016 this contribution totaled $10,157 and we have accrued $5,339 in fiscal 2017 for a contribution. Kathy Ireland also serves as a Global Ambassador for Best Buddies International and she was instrumental in developing Fearless with Katie Meade, the first model with Down Syndrome to be the face of a beauty campaign. Fearless Hair Rescue Treatment is part of the Beauty & Pin-Ups product line.

Our business model is designed with the goal of maximizing the value of our brands through entry into license agreements with partners that are responsible for the design, manufacturing and distributing our licensed products.

We expect to promote our brands across multiple channels, including print, television and social media. We have allocated up to $5.9 million of the proceeds from this offering for brand development and marketing. We believe that this “omnichannel” (or multi-channel) approach, which we expect will allow our customers to interact with each of our brands, in addition to the products themselves, will be critical to our success. Leveraging our relationship with kathy ireland® Worldwide, we will seek to maximize the value of our brands by promoting, marketing and licensing our brands to various distribution channels for different customer segments. As a branding and marketing company, our goal is to create brand names which are recognized by consumers and then utilize that name recognition to maximize the value of our brands by marketing the branded products through the licensing agreements with our current and future partners who will be responsible for the design, manufacturing and marketing of the licensed products. Our current licensing agreements provide that the manufacturing, development, distribution costs and operating costs and expenses of products are borne by our licensee, and we expect that licensing agreements we enter into with future partners will be similarly structured. We believe this business model will enable us to grow our revenues without significant increases in our operating expenses. In addition, we are seeking to expand our revenue sources through the provision of strategic advisory and promotional services leveraging the experience of the managing directors of our licensing and entertainment divisions. In furtherance of this goal, between March 2017 and August 2017 we have entered into agreements with several third parties to provide strategic advisory and promotional services.

We will further build and maintain our brand portfolio by acquiring additional brands directly or through joint ventures or as a licensee under license agreements, as opportunities arise that we believe are in our best interests. In assessing potential acquisitions or investments, we expect to primarily evaluate the strength of the target brand as well as the expected viability and sustainability of future royalty streams and its fit within its targeted segments. We believe that this focused approach will allow us to effectively screen a wide pool of consumer brand candidates and strategically evaluate acquisition targets and efficiently complete due diligence for potential acquisitions. We are not, however, a party to any agreements or understandings regarding the acquisition of additional brands or companies and there are no assurances we will be successful in expanding our brand portfolio.

We began our operations in 2015 following our acquisition of certain assets which comprise our Beauty & Pin-Ups brand. Following the acquisitions of the membership interests in I'M1 and EE1 in January 2017, we have reorganized our operational structure into our three current divisions: professional products; licensing; and entertainment. We reported net sales of $3,395,387 for the nine months ended June 30, 2017, and net sales of $2,031,562 and $12,542 for fiscal 2016 and fiscal 2015, respectively, and net losses attributable to common shareholders of $1,400,406, $3,356,489 and $1,130,847, respectively, for the same periods.

Market Opportunity

We seek to establish market opportunities with significant growth potential as well as those that include industries which have favorable indicators for customer appeal. Examples of the industries which we are initially focusing our efforts include beauty, entertainment experiences and products, pet products, culinary arts, fitness, nutraceuticals, health and lifestyle management and baby product offerings.

Our Products and Brands

Professional products division - Beauty & Pin-Ups

Beauty & Pin-Ups was founded in 2015 when we acquired certain assets related to this brand. The Beauty & Pin-Ups line currently includes a hair iron and 11 different products, including shampoos, conditioners, styling and treatment products. We launched two new products during the first nine months of fiscal 2017, and we expect to launch an additional three products during the balance of 2017. Since our launch of the products, Beauty & Pin-Ups products have been sold principally through our distribution arrangement with Beauty Systems Group, which has approximately 1,265 stores, including over 150 franchise stores, and is one of the largest networks of professional distributor sales consultants in North America with almost 1,000 consultants. We utilize Beauty Systems Group’s distribution channel by focusing on marketing and sales to the professional salon industry. We also distribute Beauty & Pin-Ups through Paramount Beauty Distributing Associates, Inc. and Ricky’s NYC. In an effort to expand our distribution, in August 2017 Beauty & Pin-Ups entered into a distribution agreement with East Coast Enterprises, Inc., a professional beauty supply product distributor. By the end of the calendar year 2017, our goal is to expand to multi channels of beauty distribution, including wholesale and professional salon distribution, retail, as well as e-commerce including through our website and customer websites.

Licensing division - I’M1

I’M1 is designed to be a lifestyle brand targeted to millennials with a focus on addressing the needs of the men who take pride in their appearance. Our goal with this brand is to enter and become a leader in multiple categories including grooming, personal care, cologne, accessories, jewelry and apparel. Under the terms of our Wholesale License Agreement with kathy ireland® Worldwide, we expect I’M1 to be developed under a broad brand capability which is aimed at targeting the millennials.

I’M1 was formed in September 2016.  Since March 2017 I'M1 has entered into licensing agreements for the I'M1 mark with several clients, consulting agreements with several clients for marketing and branding advisory services, as well as agreements with additional clients for which brand advisory services are being provided jointly by I'M1 and EE1.

Mr. Stephen Roseberry, President and a member of the board of directors of kathy ireland ® Worldwide, and Mr. Tommy Meharey, Vice President and a member of the board of directors of kathy ireland ® Worldwide, are co-Managing Directors of I’M1. In these roles, Mr. Roseberry is responsible for developing and executing sales and business strategies and Mr. Meharey, the “face of I’M1” is responsible for marketing and brand development. Mr. Jon Carrasco, Global Creative Director for kathy ireland® Worldwide, also serves at Global Creative Director for I’M1, and is responsible for developing and facilitating creative strategies for I’M1.

Entertainment division - EE1 – Encore Endeavor One

EE1’s goal is to become a producer and marketer of multiple entertainment distribution platforms. Our initial focus is on the production of songbooks/albums, a movie concept in development stage, and a charter service partnership to assist in providing a full entertainment experience- travel, concierge services, tickets and extras for various events,such as shows, concerts and sporting events. EE1 intends to seek to cultivate a relationship with its customers and address their needs and wants by conceptualizing and marketing entertainment related events and experiences that are in demand, while partnering with larger companies with expertise in the particular event or experience that will be responsible for the execution of the project. We expect to generate revenues from royalty fees with our partners being responsible for the costs of the project. Mr. Stephen Roseberry, President and a member of the board of directors of kathy ireland ® Worldwide, and Mr. Nic Mendoza, Vice President of kathy ireland ® Worldwide, are co-Managing Directors of EE1. In these roles, Mr. Roseberry is responsible for developing and executing sales and business strategies and Mr. Mendoza is responsible for production, marketing and brand development. These individuals enjoy key strategic relationships with many of the people involved in successful firms in the live entertainment, publishing, music, film, and television industries which we expect to leverage to implement EE1’s business model. Mr. Jon Carrasco, Global Creative Director for kathy ireland® Worldwide, also serves as Global Creative Director for EE1 and is responsible for developing and facilitating creative strategies for EE1.

 EE1 seeks to be an “omni-entertainment experience and brand management” company serving as a producer and marketer of multiple entertainment distribution platforms as well as assisting clients with brand strategies. Our initial focus is on the production of songbooks/albums, a movie concept in development stage, and a charter service partnership to help in providing a full entertainment experience- travel, concierge services, tickets and extras for various events, such as shows, concerts and sporting events. EE1 recently coordinated its first travel related event which involved charter flights and concierge services.

EE1 provides input, strategies and an architecture for corporate brands, including:

●     content creation and promotion through social and traditional media;

●     marketing input;

●     assisting with influencer marketing programs, a form of marketing in which focus is placed on influential people rather than the target market as a whole;

●     providing production capability for video and photo support for brand advertising; and

●     assisting with brand extension through licensing opportunities.

   Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of this offering;

●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

 Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as ____________, 2022.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

Our principal executive offices are located at 4521 Sharon Road, Suite 407, Charlotte, NC 28211, and our telephone number is (704) 445-5800. Our fiscal year end is September 30. The information which appears on our websites at www.levelbrands.com and www.beautyandpinups.com are not part of this Offering Circular.

THE OFFERING
Common Stock Offered By Us	_________ shares.

Common Stock Outstanding After This Offering	_________ shares (or _________ shares if all of the Additional Shares are sold).

Additional Shares	We have granted the lead selling agent the option, exercisable for 45 days from the date of this Offering Circular, to sell the Additional Shares.

Use of Proceeds
We plan to use the net proceeds for brand development and expansion, sales and marketing, and general working capital including for costs and expenses associated with being a public company. See “Use of Proceeds.”

Risk Factors
Investing in our securities involves substantial risks. You should carefully review and consider the “Risk Factors” section of this Offering Circular beginning on page 14 and the other information in this Offering Circular for a discussion of the factors you should consider before you decide to invest in this offering.

Proposed NYSE American Listing
We intend to apply to list our common stock on the NYSE American under the symbol “LEVB.” Our common stock will not commence trading on the NYSE American until all of the following conditions are met: (i) the offering is completed; and (ii) we have filed a post-qualification amendment to the Offering Statement and a registration statement on Form 8-A under the Exchange Act, and such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the SEC qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of the offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on the NYSE American, we may wait before terminating the offering and commencing the trading of our common stock on the NYSE American in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our common stock and the commencement of exchange trading of our common stock on the NYSE American.

  The number of shares of our common stock to be outstanding after this offering is based on 5,764,668 shares outstanding as of September 14, 2017 and excludes:

●          the sale of up to _______ Additional Shares;
●          the exercise of the selling agents’ warrants to be issued to the lead selling agents, or its designees;
●          the possible issuance of up to 949,200 shares of our common stock reserved for issuance under our 2015 Equity Compensation Plan;
●          the future issuance of 6,667 shares to an employee upon vesting of an award and the exercise of outstanding options and warrants to purchase up to 545,476 shares of our common stock; and
●          the vesting of restricted stock awards granted totaling 230,000 shares of our common stock.

Summary Historical Financial Data

The tables below summarize our financial information for the periods indicated. We derived the financial information for the nine months ended June 30, 2017 from our unaudited consolidated financial statements and the financial information for fiscal 2016 and fiscal 2015 from our audited consolidated financial statements, both as included elsewhere in this Offering Circular. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Nine months ended June 30, 2017	Fiscal year ended September 30, 2016	Period of inception (March 17, 2015) to September 30, 2015
	(Unaudited)
Sales	$4,199,412	$2,631,125	$12,542
Allowances	(804,025)	(599,563)	0
Net sales	3,395,387	2,031,562	12,542
Cost of goods	822,556	1,618,432	7,618
Gross profit	2,572,831	413,130	4,924
Operating expenses	2,536,586	4,146,423	1,304,109
Income (loss) from operations	36,245	(3,733,293)	(1,299,185)
Debt conversion expense	446,250	0	0
Other than temporary impairment on marketable securities	175,000	0	0
Interest expense	500,353	154,977	14,546
Loss before provision for income taxes	$(1,085,358)	$(3,888,270)	$(1,313,731)
Provision for income taxes	42,250	8,000	4,000
Net loss	$(1,127,608)	$(3,896,270)	$(1,317,731)
Net gain (loss) attributable to non-controlling interest	272,798	539,781	186,884
Net loss attributable to Level Brands, Inc. common shareholders	$(1,400,406)	$(3,356,489)	$(1,130,847)
Net loss per share, basic and diluted	$(0.34)	$(1.13)	$(0.59)
Weighted average shares outstanding	4,128,541	2,980,223	1,911,768
	June 30, 2017 (Unaudited)
Balance sheet data	Actual	Pro forma as adjusted(1)
Cash and cash equivalents	$398,350	$
Working capital	$2,414,775	$
Total current assets	$3,018,380	$
Total assets	$5,097,622
Total current liabilities	$603,605	$
Total liabilities	$657,855
Accumulated deficit	$(5,949,627)	$
Total shareholders’ equity	$4,439,767	$

(1)
Pro forma information discussed above is unaudited and illustrative only. Pro forma as adjusted gives effect to (i) the issuance of ______ shares of common stock since June 30, 2017; and (ii) the sale of _______ shares of our common stock in this offering at an initial public offering price of $______ per share, after deducting the estimated selling agents' commissions and estimated offering expenses payable by us and the application of the proceeds therefrom, but giving no effect to the sale of the Additional Shares.

RISK FACTORS

Investing in our common stock involves risks. In addition to the other information contained in this Offering Circular, you should carefully consider the following risks before deciding to purchase shares of our common stock in this offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Risks Related To Our Business

Our limited operating history does not afford investors a sufficient history on which to base an investment decision.

Level Brands was formed in March 2015. During fiscal 2016 and fiscal 2015 our net sales were solely from our professional products division. We began reporting revenues from our licensing division and our entertainment division during the second quarter of fiscal 2017. In September 2018, we entered into wholesale license agreements for three new brands, including kathy ireland® Health & Wellness, a newly created brand. While we are allocating a portion of the proceeds from this offering for fees and costs associated with these new agreements, there are no assurances we will be successful in generating net sales in future periods based upon these new agreements. Our operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays that are frequently encountered in a newly-formed company. There can be no assurance that at this time that we will successfully implement our business plan, operate profitably or will have adequate working capital to meet our obligations as they become due. Prospective investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected and we may not have the resources to continue or expand our business operations.

We have a history of losses and there are no assurances we will report profitable operations in future periods.

We reported net losses to common shareholders of $3,356,489 and $1,130,847 for fiscal 2016 and fiscal 2015, respectively, and a net loss to common shareholders of $1,400,406 for the nine months ended June 30, 2017. Until such time, if ever, that we are successful in generating profits which are sufficient to pay our operating expenses it is likely we will continue to report losses in future periods. Further, historically our revenues have been attributable to sales from our professional products division and we did not begin reporting revenues from either our licensing division or our entertainment division until the second quarter of fiscal 2017. There are no assurances we will generate substantial revenues from the new businesses or that we will ever generate sufficient revenues to report profitable operations or a net profit.

Our chief executive officer was recently appointed to his position.

Mr. Martin A. Sumichrast, chairman of the board, has served as our chief executive officer and president since September 2016. Mr. Sumichrast has been a member of our board of directors since shortly after our formation and has been an active participant in advising on our business model and operational strategies. Mr. Sumichrast’s decades long personal relationships with both Kathy Ireland and Anthony K. Shriver have been instrumental in the development of our company to date. While Mr. Sumichrast has significant business management experience, he has limited operational experience in our particular industry. It is possible that our expected future growth may be adversely impacted by Mr. Sumichrast's lack of operating experience in our particular business segment.

Kathy Ireland is not an officer or director of our company. We are materially dependent upon our relationships with kathy ireland® Worldwide and certain of its affiliates. If these advisory agreements should be terminated or expire, we would be deprived of the services and our business could be materially adversely impacted.

While affiliates of kathy ireland® Worldwide are minority owners of both I’M1 and EE1, the terms of the operating agreements for those subsidiaries do not require them to provide any services to us and our advisory agreement with kathy ireland® Worldwide expires in February 2018. We have entered into a non exclusive advisory agreement with kathy ireland® Worldwide, as amended, which expires in February 2025 under which we engaged it provide various consulting and advisory services to us. Ms. Ireland serves in the non-executive role of Chairman Emeritus and Chief Brand Strategist to us under this agreement. Ms. Ireland is not a member of our management or board of directors, the title Chairman Emeritus is an honorary title and she is not a founder or co-founder of our company. Ms. Ireland provides services to us solely under the terms of the non exclusive advisory agreement. We have also entered into advisory agreements with additional affiliates of kathy ireland® Worldwide, including Messrs. Roseberry, Carrasco, Meharey and Mendoza, pursuant to which they provide various management and advisory services to us, including key operational roles at I’M1 and EE1. None of these services are provided on an exclusive basis, each of these individuals may have a conflict of interest in that they have a long term relationship with Kathy Ireland and have derived substantial income from kathy ireland® Worldwide and there is no minimum number of hours which are required to be devoted to us. Our business model is materially dependent upon our continued relationship with kathy ireland® Worldwide, Ms. Ireland and her affiliates, including Messrs. Roseberry, Carrasco, Meharey and Mendoza. If we should lose access to those relationships or if the reputation of Ms. Ireland and/or kathy ireland® Worldwide were to be damaged, our results would suffer and there are no assurances we would be able to continue to operate our company and develop our brands as presently planned.

The terms of the various agreements between our company and kathy ireland® Worldwide contain termination provisions which may impact on our management's ability to make certain decisions regarding the operation of our company.

The master advisory and consulting agreement with kathy ireland® Worldwide on which we are materially dependent provides that the agreement is immediately terminable by kathy ireland® Worldwide if any officers are terminated or resign, including Mr. Roseberry in his role as President and co-Managing Director of I'M1 and EE1, or if additional officers are appointed for each I'M1 and EE1 without the consent of kathy ireland® Worldwide. The wholesale license agreement for kathy ireland® Health & Wellness™ contains the right of kathy ireland® Worldwide to immediately terminate it if any officers are terminated or removed or additional officers are appointed with respect to either I'M1 or EE1, or if we compete with or invest in business that compete with kathy ireland® Worldwide. We believe our relationship with kathy ireland® Worldwide and its affiliates is good. It is possible, however, that our management's ability to make certain operational decisions which it believes are otherwise in the best interests of our company could be restricted in future periods if these decisions could result in triggering the rights of kathy ireland® Worldwide to terminate any agreement.

Our business depends on consumer spending patterns.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions such as recessionary environments, the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. Reduced consumer spending on beauty products could have an adverse effect on our operating results in future periods.

Substantially all of our net sales have been to a limited number of customers, the loss of any of which would be materially adverse to our company.

Substantially all of our net sales in fiscal 2015, fiscal 2016 and for the first nine months of fiscal 2017 were attributable to sales to a limited number of customers. There are no assurances sales to these customers will continue. While we expect to add additional customers to our distribution network in the future for our professional products division, and expand our licensing and consulting clients in our other divisions, until such time as we are successful in these efforts, of which there is no assurance, any significant decrease in sales to any of our customers would have a material adverse financial effect on our company.

The majority of our net sales to date in our professional products division are generated on the basis of purchase orders, rather than long term purchase commitments; which could adversely affect our financial position and results of operations.

Our operating history is not long enough to evaluate the likelihood of future cancellations or deferments of customer orders related to product sales in our professional products division. Manufacturers and distributors are currently contracted on a per order basis. The lack of long-term purchase commitments creates a risk that product demand may be reduced if orders are canceled or deferred or, in the event of unanticipated demand, an inability to timely produce and deliver our products. We do not have long-term agreements with our distributors, manufacturers or suppliers and these parties may disrupt or cancel a purchase order or defer or delay shipments of our products at any time. Furthermore, because of our inability to rely on enforceable purchase contracts, and our limited visibility into future customer demand, actual net sales may be different from our forecasts, which could adversely affect our financial position and results of operations.

If we fail to promote and maintain our brands in the market, our businesses, operating results, financial condition, and our ability to attract customers will be materially adversely affected.

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brands allowing us to compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Each of our I'M1 and EE1 subsidiaries are governed by operating agreements that require us to distribute amounts to minority members in certain circumstances. These distributions could reduce the amount of operating capital we have in future periods.

Under the terms of the operating agreements for each of Beauty & Pin-Ups, I’M1 and EE1, Level Brands as the manager of these entities is responsible for the operations, including the payment of the operating costs. These costs are then deducted from the “profits” of the entity and a portion of those amounts, as determined by the particular operating agreement, will then be distributed to the members. We own 100% of Beauty & Pin-Ups and all of the voting interests in I'M1 and EE1. During the second and third quarters of fiscal 2017 EE1 made a distribution to its members. Distributions to the members of I'M1 and EE1 will reduce the amount of working capital available to us and could adversely impact our liquidity in future periods.

We may never generate any significant royalties under the terms of the wholesale license agreements with either Nicholas Walker or Andre Carthen.

In September 2017, we entered into non-exclusive wholesale license agreements with two parties, each of which have a preexisting relationship with kathy ireland® Worldwide. We have agreed to pay each of the licensors certain amounts as consideration for these agreements in the form of cash and equity. We will incur certain additional costs in our efforts to attract and secure additional licensed products for each of these licensors. Our future compensation, if any, will be in the form of royalties. In order for these non-exclusive wholesale license agreements to provide an economic benefit to our company, we will need to generate consistent, meaningful royalties from products sold or manufactured using the marks of these licensors. There are no assurances we will be successful in our efforts to attract sub-licensees or that the costs incurred in these efforts will not exceed our costs in securing these agreements.

Risks Related to Beauty & Pin-Ups and our professional products division

A decline in the price of, or demand for, any of our business services or products, would seriously harm our revenues and operating margins.

Beauty & Pin-Ups accounted for all of our net sales in fiscal 2015 and fiscal 2016 and 25.5% of our net sales in the first nine months of fiscal 2017. We expect to be reliant on revenues from this division until we are able to begin generating significant revenues and cash flows from our licensing division and/or our entertainment division. Consequently, a decline in the sales of price of, or demand for the Beauty & Pin-Ups product line would seriously harm our business.

The beauty business is highly competitive, and if we are unable to compete effectively our results will suffer.

We face vigorous competition from companies much larger than ours throughout the world, including multinational consumer product companies. Almost all of these competitors have much greater resources than we do and may be able to respond to changing business and economic conditions more quickly than us. Competition in the beauty business is based on pricing of products, innovation, perceived value, service to the consumer, promotional activities, advertising, special events, new product introductions, e-commerce and m-commerce initiatives and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas. Our ability to compete also depends on the continued strength of our brands, our ability to attract and retain key talent and other personnel, the efficiency of our manufacturing facilities and distribution network, and our ability to maintain and protect our intellectual property and those other rights used in our business. As a new company with limited brand recognition, there are no assurances we will ever be able to effectively compete in our target markets.

We may be unable to protect our intellectual property rights and/or intellectual property rights licensed to us, and may be subject to intellectual property litigation and infringement claims by third parties.

We intend to protect our intellectual property through limited patents and our unpatented trade secrets and know-how through confidentiality or license agreements with third parties, employees and consultants, and by controlling access to and distribution of our proprietary information. However, this method may not afford complete protection, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and unauthorized parties may copy or otherwise obtain and use our products, processes or technology. Additionally, there can be no assurance that others will not independently develop similar know-how and trade secrets. We are also dependent upon the owners of intellectual property rights licensed to us under various wholesale license agreements to protect and defend those rights against third party claims. If third parties take actions that affect our rights, the value of our intellectual property, similar proprietary rights or reputation or the licensors who have granted us certain rights under wholesale license agreements, or we are unable to protect the intellectual property from infringement or misappropriation, other companies may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. We also face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, may require us to:

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defend against infringement claims which are expensive and time consuming;
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cease making, licensing or using products that incorporate the challenged intellectual property;
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re-design, re-engineer or re-brand our products or packaging; or
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enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

In the event of claims by third parties for infringement of intellectual property rights we license from third parties under wholesale license agreements, we could be liable for costs of defending allegations of infringement and there are no assurances the licensors will either adequately defend the licensed intellectual property rights or that they would prevail in the related litigation. In that event, we would incur additional costs and may deprived from generating royalties from these agreements.

A disruption in operations or our supply chain could adversely affect our business and financial results.

We are subject to the risks inherent in manufacturing our products, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business and financial results.

We are dependent upon suppliers for our raw materials which we purchase on a per order basis without long term contracts and our suppliers are dependent on the continued availability and pricing of raw materials, either of which could negatively affect our ability to manage costs and maintain profitable operating margins.

We currently purchase our raw materials from suppliers with whom we have no written purchase contracts. Any supplier and any order may be terminated or rejected by any supplier at any time. Our reliance on open orders, no preference or assurances from suppliers, and our reliance on these suppliers, creates a risk that our supply of raw materials may be interrupted at any time. We may not be able to timely source another supplier, resulting in delays and decreased sales. There are no assurances that we will be able to maintain adequate stockpiles or that we will be able to acquire and stockpile raw materials at reasonable costs. Our failure to ensure a steady supply of raw material or any significant interruption in the supply of raw materials could have a material adverse effect on our operations and ability to timely fulfill orders, resulting in lost orders and revenue.

We rely on third-parties to manufacture and to compound our products, and we have no control over these manufactures and may not be able to obtain quality products on a timely basis or in sufficient quantity.

All of our products are manufactured or compounded by unaffiliated third parties. We do not have any long-term contracts with any of these third parties, and we expect to compete with other companies for raw materials, production and import capacity. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any manufacturer or compounder would allocate sufficient capacityto us in order to meet our requirements. In addition, even if we are able to expand existing or find new sources, we may encounter delays in production and added costs as a result of the time it takes to engage third parties. Any delays, interruption or increased costs in the manufacturing or compounding of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long-term.

Adverse changes in political and economic policies of the PRC government could negatively affect the production and cost of certain of our products and damage our business.

Certain of our products are currently manufactured in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China and relationships with the United States. The PRC economy differs from the economies of most developed countries in many respects, including:

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the higher level of government involvement and regulation;
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the early stage of development of the market-oriented sector of the economy;

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the rapid growth rate;
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the higher rate of inflation;
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tariffs and the higher level of control over foreign exchange; and
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government control over the allocation of many resources.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government policies in China or relationship with the United States could have a material adverse effect on tariffs and the cost or availability of our products and consequently have a material adverse effect on our business and prospects.

Like other distributors and manufacturers of beauty products, we face an inherent risk of exposure to product liability claims in the event that the use of the products that we sell results in injury.

While we believe we are currently materially compliant with regulations covering our products, we may be subjected to various product liability claims, including claims that the products we sell contain contaminants, are improperly labeled or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. In addition, we may be forced to defend lawsuits. While to date we have never been subject to any product liability claim, given our limited operating history we cannot predict whether product liability claims will be brought against us in the future or predict the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. If our insurance protection is inadequate and our third-party vendors do not indemnify us, the successful assertion of product liability claims against us could result in potentially significant monetary damages. In addition, interactions of our products with other similar products, prescription medicines and over-the-counter drugs have not been fully explored. We may also be exposed to claims relating to product advertising or product quality. People may purchase our products expecting certain physical results, unique to beauty products. If they do not perceive expected results to occur, such individuals may seek monetary retribution.

Our business may be adversely affected by unfavorable publicity within the beauty products market.

We believe that the beauty products market is significantly affected by national media attention. As with any retail provider, future scientific research or publicity may not be favorable to the industry or to any particular product, and may not be consistent with earlier favorable research or publicity. Because of our dependence on consumers’ perceptions, adverse publicity associated with illness or other adverse effects resulting from the use of our products or any similar products distributed by other companies and future reports of research that are perceived as less favorable or that question earlier research, could have a material adverse effect on our business, financial condition and results of operations. We are highly dependent upon consumers’ perceptions of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that beauty products may be harmful or questioning their efficacy could have a material adverse effect on our business, financial condition and results of operations, regardless of whether such reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

Our success is dependent upon the successful introduction of our new products and success in expanding the demand for existing brands.

We believe the growth of our net sales is substantially dependent upon our ability to introduce our products to the public. Our ability to meet future obligations is dependent in large measure on the success of our product sales. Subject to the availability of sufficient capital and the further establishment of effective distribution channels, we expect to introduce additional products. The success of new products is dependent upon a number of factors, including our ability to formulate products that will appeal to consumers and respond to market trends in a timely manner. There can be no assurance that our efforts to formulate new products will be successful or that consumers will accept our new products. In addition, products experiencing strong popularity and rapid growth may not maintain their sales volumes over time.

Risks Related to our Subsidiaries, I’M1 and EE1, our licensing and entertainment divisions

Our subsidiaries I’M1 and EE1 are new entities with a limited operating history, which does not afford investors a sufficient history on which to base an investment decision.

I’M1 and EE1 are entities formed in September 2016 and March 2016, respectively. We acquired membership interests in each of these entities in January 2017. Both entities are in the early stages of their businesses and we began reporting revenues from each of these subsidiaries operations in the second quarter of fiscal 2017. Our operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays that are frequently encountered in a newly-formed company. There can be no assurance that at this time that we will operate profitably or will have adequate working capital to meet our obligations as they become due. Prospective investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected and we may not have the resources to continue or expand our business operations.

We are materially dependent upon the wholesale license agreement with kathy ireland® Worldwide. If this agreement were to be terminated, we would be unable to continue to operate I’M1.

In January 2017, I’M1 entered into a 10 year wholesale license agreement with kathy ireland® Worldwide under which we were granted exclusive royalty free rights to certain marks and tradenames associated with the I’M1 brand. This agreement may be immediately terminated upon notice to us if I’M1 terminates, removes or replaces officers, if we cease to be the manager of I’M1 or if we compete with or invest in a business that competes with kathy ireland® Worldwide. The restriction on competition against kathy ireland® Worldwide may limit our ability to enter into licensing agreements in the future for products which could impact our revenues in future periods. If kathy ireland® Worldwide should terminate this wholesale license agreement, our ability to operate I’M1 under that brand name would cease and, depending upon the amount of revenues we are then recognizing from that brand, our results of operations and liquidity in future periods could be materially adversely impacted.

The failure of our licensees to adequately produce, market, import and sell products bearing our brand names in their license categories, continue their operations, renew their license agreements or pay their obligations under their license agreements could result in a decline in our results of operations.

Our future revenues from our licensing division will be substantially dependent on royalty payments made to us under our license agreements, in addition to compensation under any consulting agreements we may enter into with the third parties for services by either our licensing division, our entertainment division, or both. The failure of our licensees to satisfy their obligations under these agreements, or their inability to operate successfully or at all, could result in their breach and/or the early termination of such agreements, their non-renewal of such agreements or our decision to amend such, thereby eliminating some or all of that stream of revenue. It is possible that the milestones to be met under the terms of licensing agreements may never be achieved which also could deprive us of additional revenues. There can be no assurances that we will not lose the licensees under our license agreements due to their failure to exercise the option to renew or extend the term of those agreements or the cessation of their business operations (as a result of their financial difficulties or otherwise) without equivalent options for replacement. Any of such failures could reduce the anticipated revenue stream to be generated by the license agreements. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements, or to be able to continue to import goods (including, without limitation, as a result of labor strikes or unrest), could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above any guaranteed minimums) due to us.  Further, the failure of our licensees and/or their third party manufacturers, which we do not control, to adhere to local laws, industry standards and practices generally accepted in the United States in areas of worker safety, worker rights of association, social compliance, and general health and welfare, could result in accidents and practices that cause disruptions or delays in production and/or substantial harm to the reputation of our brands, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.  A weak economy or softness in certain sectors including apparel, consumer products, retail and entertainment could exacerbate this risk. This, in turn, could decrease our potential revenues and cash flows.

From time to time we may compete with kathy ireland Worldwide® in securing advisory or representation agreements with potential clients for EE1 which may create a conflict of interests for the managers directors of EE1.

kathy ireland Worldwide® is an established company which has significant experience in assisting companies in the promotion and management of their brands through licensing and advisory agreements. Affiliates of kathy ireland Worldwide are responsible for the day to day operations of EE1 and kathy ireland® Worldwide. Part of EE1's business competes with kathy ireland Worldwide® in identifying and securing clients for its advisory services. For example, both EE1 and kathy ireland Worldwide® are parties to substantial identical representation agreements with Dada Media, Inc. and David Tutera. These affiliates will be able to determine which entity, either kathy ireland Worldwide® or EE1, is referred to the potential client. kathy ireland Worldwide® has more experience and resources and there are no assurances that conflicts of interest which may arise will be resolved in our favor. As a result, it is possible that we may lose out on potential business opportunities.

We could become a party to litigation involving our licensed products which could result in additional costs to us. Certain licensed products may be more likely to lead to product liability lawsuits than others, which could expose us to additional unknown risks.

Although we are not responsible for the manufacturing, sale or distribution of licensed products, it is possible our company could be named as a defendant in litigation related to licensed products. Certain licensed products may, by virtue of the industry in which they are sold and the governmental regulations to which they are subject, such as vaping products, could be more likely to be the subject of litigation than others. Notwithstanding that our standard form of license agreements requires the licensee to indemnify us against ligation involving the licensed products and to maintain product liability insurance policies, it is possible that a licensee may fail to maintain this coverage during the term of the license agreement. While we would then have a right to terminate the license agreement as a result of this breach of its terms, there are no assurances we would not be required to expend significant funds and management time defending our company in any potential product liability insurance claim. There are no assurances that we would prevail in any such litigation, which could subject us to judgments and costs of settlements which could adversely impact our liquidity and results of operations in future periods.

As a result of the intense competition within our targeted licensees’ markets and the strength of some of their competitors, we and our licensees may not be able to compete successfully.

Many of our targeted trademark licenses are for products in the apparel, fashion accessories, footwear, beauty and fragrance, home products and décor, consumer electronics and entertainment industries in which licensees face intense competition from third party brands and licensees. In general, competitive factors include quality, price, style, name recognition and service. In addition, various fads and the limited availability of shelf space could affect competition for our licensees’ products. Many of our licensees’ competitors have greater financial, importation, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to compete successfully in the markets for their products, and we may not be able to compete successfully with respect to our licensing arrangements.

Our business is dependent on market acceptance of our brands and the potential future products of our licensees bearing these brands.

Although some of our targeted licensees might have guaranteed minimum net sales and minimum royalties to us, a failure of our brands or of products bearing our brands to achieve or maintain market acceptance could cause a reduction of our licensing revenue and could further cause existing licensees not to renew their agreements. Such failure could also cause the devaluation of our trademarks, which are our primary intellectual property, or “IP”, assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results.

The industries in which we target to compete, including the apparel industry, are subject to rapidly evolving trends and competition. In addition, consumer tastes change rapidly. The licensees under our licensing agreements may not be able to anticipate, gauge or respond to such changes in a timely manner. Failure of our licensees to anticipate, identify and capitalize on evolving trends could result in declining sales of our brands and devaluation of our trademarks. Continued and substantial marketing efforts, which may, from time to time, also include our expenditure of significant additional funds to keep pace with changing consumer demands, are required to maintain market acceptance of the licensees’ products and to create market acceptance of new products and categories of products bearing our trademarks; however, these expenditures may not result in either increased market acceptance of, or licenses for, our trademarks or increased market acceptance, or sales, of our licensees’ products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees’ produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products, including their presentation and packaging, we do not actually design or manufacture products bearing our marks, and therefore, have more limited control over such products’ quality and design than a traditional product manufacturer might have.

If we are unable to identify and successfully acquire additional brands and trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize anticipated benefits due to integration or licensing difficulties.

A component of our growth strategy is the acquisition of additional brands and trademarks. We generally compete with traditional apparel and consumer brand companies, other brand management companies and private equity groups for brand acquisitions. However, as more of our competitors continue to pursue our brand management model, competition for specific acquisition targets may become more acute, acquisitions may become more expensive and suitable acquisition candidates could become more difficult to find. In addition, even if we successfully acquire additional trademarks or the rights to use additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands.

Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and credit worthiness of the licensee base, acquisitions, whether they be of additional IP assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations.

Acquisition of brands or trademarks transactions involve a number of risks and present financial, managerial and operational challenges, including: diversion of management’s attention from running our existing business; unanticipated costs associated with the target acquisition, appropriately valuing the target acquisition and analyzing its marketability, increased expenses, including legal and administrative expenses; integration costs related to the customer base and business practices of the acquired company with our own; and adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions.

When we acquire IP assets or the companies that own them, our due diligence reviews are subject to inherent uncertainties and may not reveal all potential risks. Although we generally attempt to seek contractual protections through representations, warranties and indemnities, we cannot be sure that we will obtain such provisions in our acquisitions or that such provisions will fully protect us from all unknown, contingent or other liabilities or costs. Finally, claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not, or may not be able to, indemnify us or that may exceed the scope, duration or amount of the seller’s indemnification obligations.

No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. As a result, there is no guarantee that our shareholders will achieve greater returns as a result of any future acquisitions we complete.

We may require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We may, in the future, require additional capital to help fund all or part of potential acquisitions. If, at the time required, we do not have sufficient cash to finance those additional capital needs, we will need to raise additional funds through equity and/or debt financing. We cannot guarantee that, if and when needed, additional financing will be available to us on acceptable terms or at all. Further, if additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of our expansion plans. In addition, any additional financing we undertake could impose additional covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital or as acquisition consideration, our existing shareholders may experience dilution or the new securities may have rights senior to those of our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no public market for our common stock prior to this offering, and an active trading market for our common stock may not develop after this offering. As a result, you may be unable to resell your common stock at or above the price paid under this offering, or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market for our common stock may not develop or be sustained after this offering. Also, the initial public offering price for our common stock will be determined by negotiations between us and the representative of the selling agents and may bear no relationship to the market price for our common stock after the offering. Furthermore, the market price of our common stock may decline below the initial public offering price. As a result of any of the foregoing, you may be unable to resell your common stock at or above the price you paid under this offering, or at all, and you may lose part or all of your investment in our common stock.

Our offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

This offering is on a “best efforts” basis and does not require a minimum amount to be raised, excluding any amounts required for NYSE American initial listing requirements. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Until we complete a closing or the offering is terminated, the proceeds for this offering will be kept in a non interest bearing escrow and you will not have access to your investment funds or receive shares of Level Brands common stock.

Although there is no minimum amount to be raised, we will not hold an initial closing until such time as we meet the initial listing requirements of the NYSE American and our common stock is approved for listing on the NYSE American. Until we complete a closing, the proceeds for the offering will be kept in an escrow account, except with respect to those investors using a BANQ online brokerage account. At a closing, the proceeds will be distributed to us and the associated shares of our common stock will be issued to the investors in such shares. If there are no closings or if funds remain in the escrow account on the Termination Date without any corresponding closing, the investments for this offering will be promptly returned to investors, without deduction and generally without interest. Investors will not have access to their funds held in escrow which may be for an indeterminable period of time. Furthermore, funds will be held in a non interest bearing escrow account.

We may not be able to satisfy continued listing requirements of the NYSE American to maintain a listing of our common stock.

We must meet certain financial and liquidity criteria to maintain listing on the NYSE American. If we fail to meet any of the NYSE American’s continued listing standards, our common stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the NYSE American may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, in order to list, we will be required to, among other things, file with the SEC a post-qualification amendment to the offering statement, and then file an Form 8-A in order to register our shares of common stock under the Exchange Act. The post-qualification amendment of the offering statement is subject to review by the SEC, and there is no guarantee that such amendment will be qualified promptly after filing. Any delay in the qualification of the post-qualification amendment may cause a delay in the initial trading of our common stock on the NYSE American. For all of the foregoing reasons, you may experience a delay between the closing of your purchase of shares of our common stock and the commencement of exchange trading of our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $_____ in net tangible book value per share from the price you paid, based on an initial public offering price of $_____ per share. In addition, purchasers who bought shares from us in this offering will have contributed _____% of the total consideration paid to us by our shareholders to purchase shares of our common stock, in exchange for acquiring approximately _____% of the outstanding shares of our capital stock as of June 30, 2017 after giving effect to this offering. The exercise of outstanding options and warrants and the issuance of additional securities by us will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

The issuance of shares upon exercise of our outstanding options or, warrants may cause immediate and substantial dilution to our existing shareholders.

We presently have options and warrants that if exercised would result in the issuance of an additional 467,476 shares of our common stock. The issuance of shares upon exercise of warrants and options may result in dilution to the interests of other shareholders.

The price of our common stock may be volatile, and you could lose all or part of your investment.

Stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, limited trading volume of our stock may contribute to its future volatility. Price declines in our common stock could result from general market and economic conditions, some of which are beyond our control, and a variety of other factors, including any of the risk factors described in this Offering Circular. These broad market and industry factors may harm the market price of our common stock, regardless of our operating performance, and could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

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price and volume fluctuations in the overall stock market from time to time;
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volatility in the market prices and trading volumes of hair care products;
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changes in operating performance and stock market valuations of other hair care products companies generally;
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sales of shares of our common stock by us or our shareholders;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
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the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
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rumors and market speculation involving us or other companies in our industry;
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actual or anticipated changes in our results of operations or fluctuations in our results of operations;
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actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
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litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
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developments or disputes concerning our intellectual property or other proprietary rights;
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announced or completed acquisitions of businesses or brands by us or our competitors;
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new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
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changes in accounting standards, policies, guidelines, interpretations or principles;
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any significant change in our management; and
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general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The value of the equity securities we may accept as partial compensation under consulting agreements will be subject to adjustment which could result in losses to us in future periods. By accepting equity securities as partial compensation for our services, we may be adversely impacting our working capital in future periods.

As described elsewhere herein, in March 2017 I'M1 entered into a consulting agreement with a third party under which we accepted shares of its common stock as partial compensation for the services to be provided. In May 2017 as compensation under the terms of an advisory agreement I'M1 and EE1 received a warrant to purchase shares of the third party’s stock which was exercised in June 2017. Since then we have entered into similar agreements with additional clients and it is possible we may enter into similar arrangements with other third parties. By accepting equity securities as partial compensation for our services in lieu of cash, we will be incurring expenses to deliver the services without the corresponding cash payments from our clients. As such, we will be utilizing a greater portion of our working capital to provide services with the hope that we may benefit from an increase in the market value of the equity securities we have received in future periods. In addition, these securities will be reflected on our balance sheets in future periods as “marketable securities”. At the end of each quarter, we will evaluate the carrying value of the marketable securities for a decrease in value. We will evaluate the company underlying these marketable securities to determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be “other- than- temporary”, the cost basis of the individual security will be written down to fair value as a new cost basis and the amount of the write-down is charged to earnings. As a result of these policies, it is possible that we may recognize impairments on the carrying value of these securities in future periods. Any future impairments would adversely affect our operating results for the corresponding periods in that we would be required to reduce the carrying value of these investments.

We may be unable to liquidate securities we accept as partial compensation under consulting agreements which could adversely impact our liquidity in future periods.

Our ability to sell any securities we accept as partial compensation under consulting agreements is dependent upon a number of factors, including the existence of a liquid market for the securities and our compliance with the resale provisions of Federal securities laws which require us to hold the shares for at least six months, among other factors. While we expect to generally accept securities from issuers who are publicly traded or who are expecting to become a publicly traded company, there are no assurances a liquid market will exist in such securities at such time as we are able to resell the shares, or that the price we may receive will be commensurate with the value of the services we are providing. In that event, we would not benefit from the expected rise in the market price of the securities we own as a result of our efforts on behalf of the client company. In addition, depending upon the terms of our business relationship with the issuer of the securities, it is possible that from time to time we could be in possession of non-public information regarding the issuer which could prohibit us from disposing of the shares at a time when it is advantageous to us to do so. If we are unable to readily liquidate any securities we accept as compensation, we would be deprived of the cash value of those services and we would be required to write-off the carrying value of the securities which could adversely impact our results of operations in future periods.

The Investment Company Act of 1940 will limit the value of securities we can accept as payment for our business consulting services which may limit our future revenues.

We recently accepted securities as partial payment for consulting services to be rendered by I'M1 and may do so again in the future, but only to the extent that it does not cause us to become classified as an investment company under the Investment Company Act 1940. Although we do not believe we are engaged in the business of investing, reinvesting or trading in securities, and we do not currently hold ourselves out to the public as being engaged in those activities, it is possible that we may be deemed to be an “inadvertent investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended, or the “ICA”, if more than 40% of our future income and/or more than 40% of our assets are derived from “investment securities” (as defined in the ICA), and if we are deemed to be, or perceived to be, primarily engaged in the business of investing, reinvesting or trading in securities. If we were deemed or found to be an investment company by the SEC or a court of law, then we would face significant consequences and additional regulatory obligations. For example, registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action by the SEC, that we would be unable to enforce contracts with third parties or that third parties with whom we have contracts could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company. To the extent that we are required to reduce the amount of securities we may accept as payment for consulting services to avoid becoming an investment company, our ability to maximum our future revenues from consulting arrangements with potential licensees may be adversely impacted.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not to “emerging growth companies,” including, but not limited to:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley Act”;
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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
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reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Substantial future sales of our common stock in the public market, or the perception that these sales may occur, could cause the price of our common stock to decline, even if our business is doing well.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline, even if our business is doing well. All common stock sold in this offering, other than shares acquired by our affiliates, will be freely transferable without restriction or additional registration under the Securities Act. All of the remaining common stock outstanding after this offering will be available for sale upon the expiration of the 12 month period following the date of this offering. See “Shares Eligible For Future Sale” and “Plan of Distribution” for a detailed description of the lock-up and Securities Act restrictions. Any or all of our common stock may be released prior to expiration of the lock-up period at the discretion of the underwriter. To the extent this common stock is released before the expiration of the lock-up period and sold into the market, the market price of our common stock could decline.

Our executive officers, directors and principal shareholders may exert control over us and may exercise influence over matters subject to shareholder approval.

Our executive officers and directors, together with their respective affiliates, beneficially owned approximately 36% of our outstanding common stock as of September 14, 2017, and upon consummation of this offering, that same group will beneficially own approximately ______% of our outstanding common stock. Accordingly, these shareholders, if they act together, may exercise substantial influence over matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discourage a potential acquirer from attempting to obtain control over us, which in turn could have a material adverse effect on the market value of our common stock. For information regarding the ownership of our common stock by our executive officers and directors and their affiliates, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

Our management will have broad discretion over the use and investment of the net proceeds received in this offering and might not apply the proceeds in ways that increase the value of your investment in our common stock.

Our management will have broad discretion over the use and investment of the net proceeds received from this offering, and you will be relying on, and may not agree with, the judgment of management regarding the application of these net proceeds. Management intends to use the net proceeds received from this offering as described in the section entitled “Use of Proceeds.” The failure by management to apply these funds effectively may result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Management may invest the net proceeds received from this offering in a manner that does not produce income or increase value, which could have a material adverse effect on our business and cause the price of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to attract or sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts cover us orour business, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our common stock would be materially and negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us or our business downgrade our common stock or publish inaccurate or unfavorable research about us or our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of us or our business, or fail to publish reports on us or our business regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

Public company requirements may strain our resources and divert management’s attention, which could adversely impact our ability to execute our strategy and harm operating results.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as “Dodd-Frank,” the listing requirements of the NYSE American and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. While the members of our board of directors have substantial experience relevant to our business, they have limited experience with operations as a public company upon which you can base your prediction of our future success or failure in complying with public company requirements. Our management may fail to comply with public company requirements, or may fail to do so effectively and efficiently, each would materially and adversely harm our ability to execute our strategy and, consequently, our operating results.

Furthermore, as a result of disclosure of information in this Offering Circular and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If these claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and adversely affect our business, brand and reputation and results of operations. Our new public company status and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of the board of directors, particularly to serve on the audit committee and compensation committee, and qualified executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us or our business could be harmed, resulting in the decrease in value of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal controls. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time-consuming, costly and complicated. Our compliance with Section 404 of the Sarbanes-Oxley Act will require us to incur substantial accounting expense and expend significant management efforts. If we are unable to comply with the requirements of Section 404 in a timely manner, or we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by NYSE Regulation, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to implement our business plan successfully and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors when required under Section 404 of the Sarbanes-Oxley Act. Moreover, we may not implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and, when required, our auditors were to concur, that our internal control over financialreporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of our inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements or omissions.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of potential gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our shares of common stock will be your sole source of gain for the foreseeable future.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the shares of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business. To the extent that any claims or suits are brought against us and successfully concluded, we could be materially adversely affected, jeopardizing our ability to operate successfully. Furthermore, our human and capital resources of could be adversely affected by the need to defend any such actions, even if we are ultimately successful in our defense.

Some provisions of our charter documents and North Carolina law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our articles of incorporation and bylaws, as well as provisions of North Carolina law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders, or remove our current management. These include provisions that:

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permit our board of directors to issue up to 50,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;
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provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and
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do not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, who are responsible for appointing the members of our management. In addition, North Carolina has two primary anti-takeover statutes, the Shareholder Protection Act and the Control Share Acquisition Act, which govern the shareholder approval required for certain business combinations. As permitted by North Carolina law, we have opted out of both these provisions. Accordingly, we are not subject to any anti-takeover effects of the North Carolina Shareholder Protection Act or Control Share Acquisition Act. Any provision of our articles of incorporation, bylaws or North Carolina law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for our shares of common stock.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $[______] million (or $[_____] million if the Additional Shares are sold in full), assuming an initial public offering price of $______ per share, after deducting estimated selling agents' commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds of this offering primarily to fund the continued development of our company as follows:

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$515,000 for licensing fees which are due under license agreements with kathy ireland® Worldwide, Andre Carthen and Nicholas Walker; (1)
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approximately $5.9 million for brand development and marketing; and
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the remainder for working capital and other general corporate purposes.

(1)
Includes (i) an aggregate of $410,000 payable to kathy ireland® Worldwide, a related party, $65,000 payable to Andre Carthen and $40,000 payable to Nicholas Walker. The terms of these license agreements are described later in this Offering Statement.

A $______ increase (decrease) in the assumed public offering price of $____ per share would increase (decrease) the amount of cash, working capital, total assets and total shareholders’ equity (deficit) by approximately $________, assuming the number of shares of common stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated selling agents' commissions and estimated offering expenses. Similarly, each increase (decrease) of ______ shares of common stock offered would increase (decrease) the amount of cash, working capital, total assets and total shareholders’ equity (deficit) by approximately $________, assuming that the assumed public offering price remains the same, after deducting estimated selling agents' commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and the other terms of this offering determined at pricing.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares of our common stock (based on an offering amount of $10,000,000).

Assumed Percentage of Shares Sold	100%	75%	50%	25%
Price to public	$10,000,000	$7,500,000	$5,000,000	$2,500,000
Selling agent commissions	700,000	525,000	350,000	175,000
Other offering expenses
Net proceeds	$
Licensing fees	$515,000	$515,000	$515,000	$515,000
Brand development and marketing
Working capital
Total use of net proceeds	$

We will allocate the net proceeds to us from the sale of any Additional Shares to working capital. Our expected use of net proceeds from this offering represents our current intentions based upon our plans and business condition. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors” in this Offering Circular. As a result, management will have broad discretion in its application of the net proceeds, and investors will be relying on our judgment in such application.

              In the event we do not sell all of the shares of common stock offered hereby, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

Pending use of the net proceeds from this offering, we may invest in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not currently intend to pay dividends on our common stock. The declaration, amount and payment of any future dividends on shares of our common stock, if any, will be at the sole discretion of our Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, and any other factors that our Board may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2017:

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on an actual basis;
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on a pro forma basis to give effect to the issuance of __________ shares of common stock since June 30, 2017;
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on a pro forma as adjusted basis to reflect the sale of ________ shares of common stock in this offering at a public offering price of $______ per share, after deducting estimated selling agents' commissions and estimated offering expenses.

You should read the information in this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Offering Circular. The data presented in the following table is for illustrative purposes only, does not purport to reflect what our actual financial position would have been if this offering (and the use of proceeds contemplated hereby) had actually taken place on such date and is not necessarily indicative of our financial position as of the specified date or in the future.

	As of June 30, 2017 (unaudited)
	Actual	Pro Forma	Pro-Forma as Adjusted(1)(2)
Long-term debt	$0	$	$

Preferred stock, par value $0.001 per share, 50,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value, 150,000,000 shares authorized; 5,529,568 shares issued and outstanding, actual; [ ] shares issued and outstanding, pro forma; [________] shares issued and outstanding, pro forma as adjusted	5,530
Additional paid-in capital	9,302,974
Accumulated deficit	(5,949,627)
Total shareholders (deficit) equity	$4,439,767
Total capitalization	$4,439,767	$	$

———————
(1)
Each $[________] increase (decrease) in the assumed public offering price of $[_____] per share would increase (decrease) each of cash, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $[________], assuming the number of shares of common stock, as set forth on the cover page of this Offering Circular, remains the same, and after deducting estimated selling agents' commissions and estimated offering expenses. Similarly, each increase (decrease) of [_______] shares in the number of shares of common stock offered would increase (decrease) cash, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $[______], assuming the assumed public offering price remains the same, and after deducting estimated selling agents' commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)
Such information excludes:
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333,300 shares of common stock issuable upon the exercise of options granted under our 2015 Equity Compensation Plan with a weighted average exercise price of $5.83 per share;
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approximately 949,200 shares of our common stock available for future issuance under our 2015 Equity Compensation Plan;
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212,176 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $6.54 per share; and
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________ shares of common stock issuable upon exercise of the selling agents' warrants, assuming the issuance of _________ shares of common stock in this offering.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after the consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding. As of June 30, 2017, our net tangible book value (unaudited) was $(_________), or $(____) per share of common stock, which represents the amount of our total tangible assets less total liabilities, divided by the number of shares outstanding at June 30, 2017.

After giving effect to (i) on a pro forma basis to give effect to the issuance of ________ shares of common stock since June 30, 2017 and (ii) our sale of _______ shares of our common stock in this offering at the initial public offering price of $________ per share, and after deducting estimated selling agents' commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been $[________], or $[____] per share (assuming no sale of any Additional Shares). This represents an immediate and substantial dilution of $[_____] per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$	$
Net tangible book value per share before this offering		$
Increase in net tangible book value per share attributable to this offering		$
Pro forma net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors in this offering		$

If all of the Additional Shares are sold, the pro forma as adjusted net tangible book value would be $[__________], or $[____] per share, and the dilution to new investors participating in this offering would be $[____] per share. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2017, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing shareholders and by the new investors in this offering, before deducting estimated selling agents' commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $______ per share.

	Shares Purchased		Total Consideration		Average Price
Assuming 100% of shares sold:	Number	Percentage	Amount	Percentage	Per Share
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.0%		$100.0%	$

In addition, if all of the Additional Shares are sold, the number of shares held by existing shareholders will be reduced to [_____]% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to [____]% of the total number of shares of common stock to be outstanding upon completion of the offering.

              To the extent that options and warrants are exercised or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this Offering Circular. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Offering Circular. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Overview

Formed in March 2015, we are positioning Level Brands to be an innovative branding and marketing company. We intend to focus our efforts on lifestyle-based brands and entertainment experiences. Our goal is to create a bold, unconventional and socially responsible image and consciousness for our businesses. Our mission is overseen by our Chairman Emeritus and Chief Brand Strategist Kathy Ireland. Our business strategy is to utilize our relationship with kathy ireland® Worldwide in order to secure strategic licenses and joint venture partnerships around the world for our brands, as well as to grow the portfolio of brands through strategic acquisitions and as a licensee of third party brands. Our ability to successfully implement our business strategy is dependent on our ability to leverage our contractual arrangement with Ms. Ireland and kathy ireland® Worldwide.

Historically our revenues are attributable to sales of our Beauty & Pin-Ups brand of products. With the recent acquisitions of membership interests in I’M1 and EE1 in January 2017 we expanded our brand portfolio and our revenue sources to include revenues from licensing fees, consulting fees and royalties. Following these acquisitions and the continued implementation of our business model, we now manage our business as three segments, including:

●
the professional products division, which is a producer and marketer of quality hair care and beauty products. Revenues from this division are attributable to sales of our Beauty & Pin-Ups brand of products;

●	the licensing division, which is designed to establish a lifestyle brand through the licensing of select products and categories targeted primarily to men under the I'M1 brand; and

●	the entertainment division, which is focused on producing and marketing of multiple entertainment distribution platforms under the EE1 brand.

Utilizing a portion of the proceeds of this offering we expect to devote significant assets and efforts to the marketing, development and promotion of our brands. Both our licensing division and our entertainment division first began generating revenues from contractual relationships during the second quarter of fiscal 2017. We expect each of those divisions to continue to expand their client base during the balance of fiscal 2017 through additional licensing and consulting engagements. During fiscal 2017 we also expect to expand our Beauty & Pin-Ups product line with the introduction of additional hair care and beauty products in an effort to extend our sales channels.

As we continue to implement our business strategy, however, we expect to encounter hurdles typically encountered by new companies, operating in a highly competitive environment. By the nature of licensing agreements, the time between the execution of a licensing agreement and the launch of the licensed products will vary from client to client, and it may be some time before we begin generating royalty revenues. The terms of the various consulting agreements may also result in inconsistent revenues from period to period based upon the delivery requirements and timelines of the services. We believe, however, that over time our business model will enable us to rapidly grow our revenues while enabling us to control costs and overhead expenses.

Results of Operations

Three and nine months ended June 30, 2017 compared to the three and nine months ended June 30, 2016

Net sales

The following tables provide certain selected consolidated financial information (unaudited) for the periods presented:

	Three Months Ended June 30,		Change
	2017	2016
	(unaudited)	(unaudited)
Sales	$1,867,590	$492,319	$1,375,271
Allowances	(80,581)	(106,833)	26,252
Net sales	$1,787,009	$385,486	$1,397,012
Cost of goods sold	261,420	321,341	$(59,921)
Gross profit as a percentage of gross sales	81.7%	13.0%	-
Operating expenses	853,670	1,485,887	(42.7)%
Net loss	$(141,909)	$(1,439,175)	$1,297,266
Net loss attributable to Level Brands, Inc. common shareholders	$(210,690)	$(1,206,471)	$995,781

	Nine Months Ended June 30,		Change
	2017	2016
	(unaudited)	(unaudited)
Sales	$4,199,412	$2,043,491	$2,155,921
Allowances	(804,025)	(242,137)	561,888
Net sales	$3,395,387	$1,801,354	$1,594,033
Cost of sales	822,556	1,248,984	$(426,428)
Gross profit as a percentage of gross sales	61.3%	27.0%	-
Operating expenses	2,536,586	3,255,901	(22.1)%
Net loss	$(1,127,608)	$(2,776,557)	$1,648,949
Net loss attributable to Level Brands, Inc. common shareholders	$(1,400,406)	$(2,324,599)	$924,193

              The following table provide net sales information (unaudited) by our operating segments for the periods presented:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2017	2016	2017	2016

Professional products division	$291,342	$385,486	$865,890	$1,801,354
Licensing division	870,667	0	1,635,667	0
Entertainment division	625,000	0	893,830	0
Total net sales	$1,787,009	$385,486	$3,395,387	$1,801,354

We began reporting our revenues by segment during the three months ended March 31, 2017 following our acquisitions of I'M1 and EE1. The following table provides information on the contribution of net sales by segment to our total net sales for the three and nine months ended June 30, 2017 (unaudited).

	% of net sales by segment to total net sales
	Three months ended June 30, 2017	Nine months ended June 30, 2017

Professional products division	16.3%	25.5%
Licensing division	48.8%	48.2%
Entertainment division	34.9%	26.3%

Professional products division

We launched the Beauty & Pin-Ups products in September 2015 and subsequently obtained a first order with Beauty Systems Group in October 2015, which accounted for our largest sales order to date in this division, and all of our sales in the nine months ended June 30, 2016. Thereafter, our net sales in this division have been primarily based on refill orders of the Iron, Flaunt, Luxe, Fearless, Sway, Fever, and Valor products. Our sales from this division have not met our internal expectations due primarily to our historic reliance on Beauty Systems Group as a principal distributor. While Beauty Systems Group has broad distribution coverage, it represents a large number of companies such as ours, many with much greater brand recognition than Beauty & Pin-Ups. In an effort to expand our distribution, in August 2017 Beauty & Pin-Ups entered into a distribution agreement with East Coast Enterprises, Inc., a distributor of beauty supply products covering the northeast of the United States. We are continuing to solidify the Beauty Systems Group sales channel and are also assessing other channels that we believe will increase our overall visibility in the marketplace, including other distributors, large retail as well as a more focused strategy for online and mobile channels. We have delayed the projected launch of three additional products until such time as we believe the distribution channels for our current Beauty & Pin-Ups product line have been more fully developed and our sales in this division are meeting our internal expectations.

As is customary in the wholesale distribution of hair care and beauty products, we provide our distributors an allowance against the sales price for advertising and distribution, damaged good, product development allowance, and a discount if paid within a prescribed time frame, which is now 30 days for Beauty Systems Group. These allowances were 21.7% of gross sales of our professional products division for the three months ended June 30, 2017 and 2016, respectively, and 48.1% and 11.8%, respectively, for the nine months ended June 30, 2017 and 2016. The large increase in the fiscal 2017 periods is related to discounting of hair irons to our distribution channel in an effort to offer incentives to customers and move historical products as we prepared to launch new products in 2017 as well as rollout of a discounted sample sized product as our entrance into a new distribution channel.

Licensing division

This division enters into various license agreements that can provide revenues based on minimum royalties and advertising/marketing fees and additional revenues based on a percentage of defined sales. Minimum royalty and advertising/marketing revenue is recognized on a straight-line basis over the term of each contract year, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales. Payments received as consideration of the grant of a license are recognized ratably as revenue over the term of the license agreement and are reflected on our consolidated balance sheets as deferred license revenue at the time payment is received and recognized ratably as revenue over the term of the license agreement.  Similarly, advanced royalty payments are recognized ratably over the period indicated by the terms of the license and are reflected on our consolidated balance sheet in deferred license revenue at the time the payment is received.  In regard to sales for advisory and promotional services provided through a consulting agreement, we record revenue when the services are provided and the customer is invoiced at agreed upon rates and terms in the agreement.  In the three months ended June 30, 2017, I’M1 recorded $3,000 of licensing revenue. It has also delivered strategic marketing and branding services under multiple advisory agreements and recorded $867,667 of revenues during the three months ended June 30, 2017, of which $11,666 was deferred revenue recognized in the three months ended June 30, 2017.

Entertainment division

EE1 recorded consulting / advisory revenue of $511,000 for the three months ended June 30, 2017, encompassing production assistance related to content development for two television shows, initial production phase for a music recording project, and brand development services for a customer. Additional consulting revenue of $114,000 for the three months ended June 30, 2017 was earned at the corporate level and is included in the entertainment division segment. This was revenue earned as a referral fee from kiWW for business it earned from introductions by us for a business opportunity.

Cost of sales

Our cost of sales includes costs associated with distribution, external fill and labor expense, components, and freight for our professional products divisions, and includes labor and third party service providers for our licensing and entertainment divisions. Cost of sales as a percentage of net sales was 14.6% as compared to 83.4% in the three months ended June 30, 2017 and 2016, respectively, and was 24.2% and 69.3% for the nine months ended June 30, 2017 and 2016, respectively. In order to explain the change in cost of sales we must account for the two new divisions and look at each division separately to see the cumulative impact.

In our professional products division, our cost of sales on this division’s net sales was 66.7% and 83.4% for the three months ended June 30, 2017 and 2016 and was 75.6% and 69.3% for the nine months ended June 30, 2017 and 2016, respectively. Cost of sales variances are primarily related to two key impacts. First, allowances from this division have varied significantly based on the product line being new and various advertising and promotional packages have been used to promote the products. Second, with the initial Beauty & Pin-Ups product launch, we had incurred significantly higher shipping and logistics expenses primarily as the result of minimum orders required by our vendors for our initial orders, and we also incurred charges for expedited processing to meet our first order deadlines. As we continue to refine our operations, we expect our cost of sales to decrease, thereby increasing our gross profit, as we expect to be able to not offer as many promotional packages, manage the production of our product lines more efficiently procuring various materials used in our process with better pricing as well as having a more effective inventory management control process.

In our licensing division, our cost of sales for the three and nine months ended June 30, 2017, was 3.5% and 1.7% respectively, of its net sales. We expect this division to have a low cost of sales as the business is structured in a manner that the licensee incur the significant costs and revenues associated with the sale oflicensed products, we only recognize the associated royalty fees on a net basis.

In our entertainment division, our cost of sales for the three and nine months ended June 30, 2017 was 5.9% and 17.4% respectively, of its net sales. The cost of sales for this division will vary based upon the type of projects in which it is involved. For instance, its cost of sales is expected to be less for advisory services, which utilize internal resources, as compared to television production services which require the use of external facilities and personnel. As a result, our gross margin for the entertainment division will vary from period to period.

Operating expenses

Our operating expenses include wages, advertising, travel, rent, professional service fees, and expenses related to industry distribution and trade shows. Our operating expenses decreased 42.5% for the three months ended June 30, 2017 from the comparable period in fiscal 2016, and decreased 22.1% for the first nine months of fiscal 2017 from the comparable period in fiscal 2016. During the three months ended June 30, 2017 as compared to the three months ended June 30, 2016, expenses related to social media, public relations, advertising and marketing process, tradeshows, and promotions decreased approximately $46,000, our travel and entertainment expenses decreased approximately $61,000, our professional outside services related to product formulation, design, marketing and tradeshow expenses decreased approximately by $9,000, our rent expense decreased $70,000, and commissions paid to an outside sales consultant decreased approximately $53,000. The decrease during the third quarter of fiscal 2017 was partially offset by certain increases in operating expenses during such period, mostly due to costs related to startup of our two new subsidiaries and accounting and legal costs related to our audits and the SEC registration process. During the three months ended June 30, 2017 as compared to the three months ended June 30, 2016 our staff related expenses increased approximately $45,000 as we added executive management and management over our licensing and entertainment divisions. In addition, during the three months ended June 30, 2017, our accounting and legal expenses increased by approximately $92,000, over the three months ended June 30, 2016, as we have engaged independent auditors for our fiscal audits and quarterly reviews as well as counsel for our SEC registration process. During the three months ended June 30, 2017 we had a non-cash expense of $56,924 related to the issuance of restricted stock awards to our board members as well as for options issued to employees, however in the three months ended June 30, 2016 we had a non-cash expense of $225,000 related to the issuance of stock to the designated charity of our professional products division.

Our operating expenses for the nine months ended June 30, 2017 from the comparable period in fiscal 2016 decreased approximately $198,000 for expenses related to social media, public relations, advertising and marketing process, tradeshows, and promotions, decreased approximately $153,000 for travel and entertainment expenses, decreased approximately $102,000 for professional outside services related to product formulation, design, marketing and tradeshow expenses, and decreased approximately $136,000 for commissions paid to an outside sales consultant. During this period we also had a decrease in outside management fees of $180,000 under two engagements, one with kathy ireland® Worldwide and one with Stone Street Partners, LLC, of which both ended in September 2016. These decreases were offset by our staff related expenses which increased approximately $169,000 and our accounting and legal expenses which increased by approximately $411,000. During the nine months ended June 30, 2017, we had a non-cash expense of approximately $149,182 related to the issuance of restricted stock awards to our board members as well as for options issued to employees. The operating expenses breakout as related to our divisions are discussed below.

Professional products division

Operating expenses in the professional products division were approximately $483,000 and $1,113,000 for the three months ended June 30, 2017 and 2016, respectively, a decrease of 56.6%. Operating expenses for these periods, respectively, include staff related expenses which were approximately $125,000 and $72,000, accounting and legal expenses of approximately $23,000 and $16,000, expenses related to social media, public relations, advertising, marketing, promotions and tradeshow of approximately $116,000 and $194,000, travel and entertainment expenses of approximately $46,000 and $116,000, professional outside services related to product formulation, design, and marketing expenses of approximately $20,000 and $66,000, and commissions paid to an outside sales consultant of approximately $1,000 and $54,000 respectively. In addition, for the three months ended June 30, 2016 we had management fees of approximately $125,000 that we did not have in the comparable period for 2017.

Operating expenses in the professional products division were approximately $1,436,000 and $2,573,000 for the nine months ended June 30, 2017 and 2016, respectively, a decrease of 44.2%. Operating expenses for these periods respectively, include staff related expenses which were approximately $428,000 and $188,000, accounting and legal expenses of approximately $176,000 and $32,000, expenses related to social media, public relations, advertising, marketing, promotions and tradeshow of approximately $242,000 and $477,000, travel and entertainment expenses of approximately $107,000 and $243,000, professional outside services related to product formulation, design, and marketing expenses of approximately $133,000 and $257,000, and commissions paid to an outside sales consultant of approximately $38,000 and $174,000. In addition, for the nine months ended June 30, 2016 we had initial product launch expense with our distributor of approximately $132,000 and management fees of approximately $382,000, of which we had neither in the comparable period for 2017.

Licensing division

Operating expenses in the licensing division were approximately $624,000 in the three months ended June 30, 2017. There is no comparative 2016 period.  Operating expenses include subcontract fees of $15,000, accounting and legal expenses of approximately $17,000, expenses related to social media, public relations, and tradeshow of approximately $11,000. We had referral fees of $528,000 paid to our corporate entity for two large contracts and internal management fees also to corporate of $45,000.

Operating expenses in the licensing division were approximately $775,000 in the nine months ended June 30, 2017. There is no comparative 2016 period. Operating expenses include subcontract fees of $57,000, accounting and legal expenses of approximately $25,000. Expenses related to social media, public relations, and tradeshows of approximately $13,000 and division startup expenses of $100,000. We had referral fees of $528,000 paid to our corporate entity for two large contracts and internal management fees also to corporate of $45,000. .  We expect to continue to allocate corporate management fees to this division in future periods, however, the amount of such fees will vary depending upon the amount of time devoted by our senior management to this division.

The corporate charges eliminate upon consolidation of our financial statements.

Entertainment division

Operating expenses in the entertainment division were approximately $339,000 in the three months ended June 30, 2017. There is no comparative 2016 period.  Operating expenses include subcontract fees of $30,000, accounting and legal expenses of approximately $14,000. Expenses related to social media, public relations, and tradeshows of approximately $21,000. We had referral fees of $228,000 paid to our corporate entity for one large contract and internal management fees also to corporate of $45,000.

Operating expenses in the entertainment division were approximately $475,000 in the nine months ended June 30, 2017. There is no comparative 2016 period. Operating expenses include subcontract fees of $58,000, accounting and legal expenses of approximately $19,000. Expenses related to social media, public relations, and tradeshows of approximately $23,000 and division startup expenses of $100,000. We had referral fees of $228,000 paid to our corporate entity for one large contract and internal management fees also to corporate of $45,000 As with our licensing division, we expect to continue to allocate corporate management fees to this division in future periods, however, the amount of such fees will vary depending upon the amount of time devoted by our senior management to this division.

The corporate charges eliminate upon consolidation of our financial statements.

Interest expense and other non-operating expenses

Our interest expense increased 1,385% for the third quarter of fiscal 2017 from the comparable period in fiscal 2016, and 646% for the nine months ended June 30, 2017 as compared to the nine months ended June 30, 2016. The increases in both periods is related to increased borrowings under the 8% convertible promissory notes issued and sold in October 2016. The 8% convertible promissory notes were converted to equity as of June 30, 2017, and upon conversion we accelerated the unamortized debt discount and debt issuance fees and have recorded interest expense of $107,457 and $205,959 for the three and nine months ended June 30, 2017, respectively, these were non-cash charges.

In addition, we accounted for a conversion inducement in accordance with ASC 470-20 on the conversion price reduction from $5.00 to $3.95 per share and recorded a non-cash debt conversion expense of $446,250 in the consolidated statement of operations. This is a one-time non-cash charge. We also sold marketable securities we had received from a customer for services. In this transaction, we determined that an other-than-temporary impairment on securities of $175,000 occurred and recorded the loss in earnings.

Net loss and net loss attributable to our common shareholders

Our net loss for the three months ended June 30, 2017 decreased 90.1% to $(141,909) as compared to a net loss of $(1,439,175) in the three months ended June 30, 2016. Likewise, our net loss for the nine months ended June 30, 2017 decreased 59.4% to $(1,127,608) as compared to $(2,776,557) for the nine months ended June 30, 2016.

Each of our subsidiaries had minority members as of June 30, 2017 and/or 2016. At June 30, 2017 and 2016, we owned 100% and 78% of the membership interests of Beauty & Pin-Ups respectively, and at June 30, 2017 we owned 100% of the voting interests in each of I'M1 and EE1 and 51% membership interest in each of I’M1 and EE1. As such we account for the noncontrolling interest in each of I’M1 and EE1 based on their gains or losses. Based on the noncontrolling interest for these entities, this can have a negative impact on the gains or losses to our shareholders.

After allocating a portion of the net gain to the noncontrolling interests in accordance with generally accepted accounting principles, our net loss decreased 82.5% for three months ended June 30, 2017 from the three months ended June 30, 2016, and decreased 39.7% for the nine months ended June 30, 2017 from the comparable period in fiscal 2016.

In some cases, we may, from time to time, enter into contracts where all or a portion of the consideration provided by the customer in exchange for our services is stock, options or warrants.  In accepting equity positions, we have a risk that the value of the consideration provided could decline and require an impairment charge to be recorded in non-operating income in the consolidated statement of operations.

Fiscal 2016 Compared to Fiscal 2015

Our results of operations described below includes revenues and expenses associated with our Beauty & Pin-Ups subsidiary, which now comprises our professional products division, for the entire fiscal year of 2016 and from March 17, 2015 (date of inception) to September 30, 2015 as the company started operations in March 2015.

	Fiscal 2016	Fiscal 2015	Change
Sales	$2,631,125	$12,542	$2,618,583
Allowances	(599,563)	-	599,563
Net sales	$2,031,562	$12,542	$2,019,020
Gross profit as a percentage of net sales	20.3%	39.3%	(19.0)%
Operating expenses	$4,146,423	$1,304,109	218%
Net loss	$(3,896,270)	$(1,317,731)	$2,578,539
Net loss attributable to Level Brands, Inc. common shareholders	$(3,356,489)	$(1,130,847)	$(2,225,642)

Following our formation in March 2015 and the acquisition of the Beauty & Pin-Ups business described elsewhere in this Offering Circular, our efforts in fiscal 2015 were devoted to the launch of the new Beauty & Pin-Ups product line which included branding and packaging, the establishment of a distribution channel with Beauty Systems Group, and initial organizational and capital raising activities. We began generating revenue at the beginning of fiscal 2016. Substantially all of these sales were made through Beauty Systems Group and primarily consisted of the following products: The Iron (approximately 19% of net sales, Fearless (approximately 12% of net sales), Lavish and Flaunt (each at approximately 8% of net sales), Fierce (approximately 7% of net sales), Valor, Luxe, Sway, and Fever (each at approximately 5% of net sales) and approximately 27% coming from a variety of promotional packages, salon and gift box sets. Subsequent to the end of fiscal 2016, we have continued to establish and solidify the Beauty Systems Group sales channel and are now assessing other channels that we believe will increase our overall visibility in the marketplace, including large retail and a more focused strategy for online and mobile channels.

These allowances to distributors were 22.8% of revenues in 2016. For 2015 we had no allowances as our sales process was not in place.

Cost of sales as a percentage of net sales was 79% in fiscal 2016 as compared to 61% in fiscal 2015. As we continue to scale, we expect our cost of sales to decrease, thereby increasing our gross profit, as we expect to be able to manage the production of our product lines more efficiently procuring various materials used in our process with better pricing as well as having a more effective inventory management control.

   Our operating expenses were 202% of net sales in fiscal 2016, and they increased over the 2015 fiscal year by $2,842,314. For fiscal 2015 we had virtually no sales and therefore our operating expenses were 10,398% of net sales. Most of the operating expenses in fiscal 2015 were attributable to establishment and organization of our company and the initial staff, costs associated with filing patents for the intellectual property, establishing the brand, presentation, platform, and strategy for the future. This included expenses related to management, creative, and marketing fees, as well as legal and accounting expenses. In fiscal 2016 we built the infrastructure for the company by establishing a robust social media, public relations, advertising and marketing process, and promotions, which increased our expenses by $243,000. In addition, we added additional staff to our sales support and marketing team, an increase in expense of $412,000. During fiscal 2016 our operating expenses also included costs associated with the full launch of the Beauty & Pin-Ups brand, setup and attendance at multiple trade shows, and participation in a one-time beauty television event, which was an increase in expense over the prior fiscal year by approximately $737,000. Costs related to our Beauty Supply Group distribution channel including promotions, commissions, and travel accounted for an increase in expense of $275,000. Legal and accounting expenses increased by $71,000. In addition, we incurred a non-cash expense of $225,000 through the issuance of common stock, when we made a strategic and social conscious decision to establish a relationship between Best Buddies International and Beauty & Pin-Ups. Level Brands as the corporate parent provides all operational back office support, including human resources, accounting, and legal, for our subsidiaries, with the goal of creating efficiencies in process and expenses related to these areas. Specific expenses related to a specific subsidiary will be allocated to the subsidiary, and all other general company expenses at the corporate parent level will be allocated to the subsidiaries on a pro rata basis based on gross sales.

Our net loss in fiscal 2016 increased 196% to $(3,896,270) as compared to our net loss of $(1,317,731) in fiscal 2015. At September 30, 2016 and 2015 we owned 78% of the membership interests of Beauty & Pin-Ups. After allocating a portion of the net loss to these noncontrolling interests in accordance with generally accepted accounting principles, our net loss increased 197% for fiscal 2016 from fiscal 2015.

Liquidity and Capital Resources

 We had cash on hand of $398,350 and working capital of $2,414,775 at June 30, 2017 as compared to cash on hand of $34,258 and working capital deficit of $947,766 at September 30, 2016. Our current assets increased 215.6% at June 30, 2017 from September 30, 2016, and is primarily attributable to an increase of cash, accounts receivable, marketable and other securities and inventory, offset by a decrease in prepaid expenses. Our current liabilities decreased 68.3% at June 30, 2017 from September 30, 2016. This decrease is primarily attributable to decreases in a line of credit, notes payable, and interest payable which were all converted to equity in June 2017. These were offset by increases in accounts payable and deferred revenue. Both the changes in our current assets and current liabilities are also reflective of the further development of our business during the first nine months of fiscal 2017. In January 2017, we acquired membership interests in two new segments, which had an impact on our current assets as the new segments have generated significant revenue compared to prior periods, which has increased our accounts receivables, marketable and other securities (as we have received from customers their public or private stock as compensation for services delivered). In addition, during the first quarter of 2017 our liabilities had increased approximately $1.6 million based on promissory convertible notes sold in October 2016. However, these notes were converted by the holders into shares of our common stock during the third quarter of 2017, and we recorded equity and expenses as required and reflected in our financial statements as of June 30, 2017.

During the nine months ended June 30, 2017 we used cash primarily to fund our operating loss in addition to increases in our inventory, accounts receivable, marketable and other securities. We offer net 30 day terms and our receivables generally turn every 51 days.

We do not have any commitments for capital expenditures. We have been dependent upon sales of our securities and loans from related parties to provide working capital for our operations. In fiscal 2017, we raised net proceeds of $201,450 from the sale of our securities. During fiscal 2016 and fiscal 2015 we raised net proceeds of $1,984,747 and $2,280,066 respectively, from the sale of our securities.

In August 2015, we entered into a one year $1,000,000 revolving line of credit agreement with LBGLOC, LLC, a related party. Under the terms of the agreement, we pay interest on any amounts advanced at the rate of 10% per annum. We granted LBGLOC, LLC a blanket security agreement on our inventory and accounts receivables as collateral for amounts advanced under the credit line. As additional consideration for granting the credit line, we issued the lender 16,000 shares of common stock valued at $32,000. The agreement was renewed for an additional one year period on August 7, 2016. As additional consideration for renewing the credit line, we issued the lender 14,000 shares of common stock valued at $105,000. The outstanding balances due under the credit line was $593,797 and $893,797 at March 31, 2017 and September 30, 2016, respectively. In June 2017 the lender converted $773,177 due under the line of credit, representing outstanding principal and accrued but unpaid interest, into 195,740 shares of our common stock at a conversion price of $3.95 per share in full satisfaction of these obligations. Upon this conversion, the security interest we had previously granted in our assets was released.

In October 2016, we issued and sold the aggregate principal amount of $2,125,000 of our 8% convertible promissory notes to accredited investors, and in connection with the issuance of the notes issued warrants to purchase shares of our common stock. After the offering costs, we used these proceeds for business development and general working capital. Effective June 30, 2017, the note holders agreed to convert the principal amount of $2,125,000 and all accrued interest of $127,500 into 570,254 shares of our common stock at a conversion price of $3.95 per share.

We own 51% of the membership interests of each of I'M1 and EE1 and 100% of Beauty & Pin-Ups at June 30, 2017. We acquired the remaining 12% membership interest in Beauty & Pin-Ups in April 2017. We are the manager, have sole voting interests and fund all of the operating expenses for each of these entities. Under the terms of the operating the agreements, the minority owners of each I'M1 and EE1 are entitled to their pro-rata share of a distribution of the available cash and adjusted taxable income for each of the entities. The structure of the operating agreements may increase our need for cash for operations and could adversely impact our results of operations in future periods. In fiscal year 2017, EE1 distributed $59,550 to its two members for quarterly tax planning purposes, of which $30,370 was distributed to us and $29,180 was distributed to EE1 Holdings. The companies have determined that going forward, distributions for tax purposes will be assessed on an annual basis and addressed based on cash flow and the ability to make these distributions without impacting the business.

While we do not have any long-term capital commitments, we do have a lease commitment which is less than 12 months. We have sufficient working capital to fund our operations, but need additional working capital to fund our expected growth. We are dependent upon the proceeds of this offering to provide sufficient funds for those purposes. We assume that the proceeds from this offering will satisfy our working capital needs for the foreseeable future.

  Our goal from a liquidity perspective is to use operating cash flows to fund day to day operations. To date, we have not met this goal as cash flow from operations has been a net use of $1,417,352 and $2,897,254 for the nine months ended June 30, 2017 and the year ended September 30, 2016, respectively. We are dependent upon the proceeds from this offering to provide sufficient capital to fully expand our operations to a level which we believe will be able to fund our operating expenses. In an effort to increase our revenues pending the completion of this offering, we are focusing on the areas of the business which we believe have the most opportunity for revenue growth, including expanding our distribution channels for Beauty & Pin-Ups. In addition, we continue to assess all areas of operations for cost improvements and efficiencies and, as indicated in the results of operations discussed above; we have decreased many of the day to day business expenses in an effort to conserve our cash resources. Our accounting and legal expenses have been a significant area of increase related to the audit of our financial statements and costs associated with this offering. Additionally, during the first nine months of fiscal 2017 we incurred non-cash expenses of $197,420 related to stock compensation and options, $305,800 for amortization of debt discounts and debt issuance fees related to financings, a one-time non-cash charge of $446,250 of debt conversion expense related to conversion of the convertible promissory notes, and a non-cash charge of $175,000 as an other than temporary impairment on securities.

Initially, our operational focus was limited to product development, re-branding and launching new products under our Beauty & Pin-Ups line. During fiscal 2016 we expended significant resources in these efforts for this product line. While we believe we have experienced certain initial successes with our Beauty & Pin-Ups line, our competitors in the hair care and beauty products segment are generally better capitalized than our company and have far greater brand recognition with consumers and salons. We believe that as we are able to execute on the evolution of our business model to a marketing and branding company, we will be able to use the brand management expertise at our disposal through our relationship with kathy ireland® Worldwide to continue to grow our portfolio of brands and generate new revenue streams without significantly changing our infrastructure, thereby reducing our working capital needs in future periods.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. The more critical accounting estimates include estimates related to doubtful accounts, inventory obsolescence, depreciation of property and equipment, valuation of intangible assets, valuation of warrants, options and other complex equity transactions, and valuation allowance for deferred income tax assets. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results, which are described in Note 1 to our audited consolidated financial statements appearing elsewhere in this Offering Circular. We believe that the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and are the most critical to aid you in fully understanding and evaluating our reported financial results.

Common Stock

We are currently a private company and as such there is no market for shares of our common stock. We value a share of common stock based on recent financing transactions that include the issuance of common stock at a specified price. In the event, however, there is not a recent and significant equity financing transaction or the nature of the business has significantly changed subsequent to an equity financing, we will use valuation techniques, which could include discounted cash flow analysis, comparable company review, and consultation with third party valuation experts to assist in estimating the value of our common stock.

Accounts Receivable

Accounts receivable are stated at cost less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of customer’s financial condition, and generally collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the receivables, past experience, current economic conditions, and other risks inherent in the receivables portfolio. As of June 30, 2017, all receivables were considered by management to be fully collectible.

In addition, we may, from time to time, enter into contracts where a portion of the consideration provided by the customer in exchange for our services is stock, options or warrants.  In these situations, upon invoicing the customer for the stock or other equity instruments, we will record the receivable as accounts receivable other, and use the value of the stock or other equity instrument upon invoicing to determine the value. Where an accounts receivable is settled with the receipt of the stock or other equity instrument, the stock or other equity instrument will be classified as an asset on the balance sheet as either an investment marketable security (when the customer is a public entity) or as an investment other security (when the customer is a private entity).

Marketable Securities

At the time of acquisition, the marketable security is designated as available-for-sale as the intent is to hold for a period of time before selling. Available-for-sale securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded in the accumulated other comprehensive income component of shareholders’ equity in the period of the change in accordance with ASC 320-10. Upon the disposition of an available-for-sale security, we reclassify the gain or loss on the security from accumulated other comprehensive income to non-operating income on our consolidated statements of operations.

Investment Other Securities

For equity investments where weneither control nor have significant influence over the investee and which are non-marketable, the investments are accounted for using the cost method of accounting in accordance with ASC 325-10. Under the cost method, dividends received from the investment are recorded as dividend income within non-operating income.

Other-than-Temporary Impairment

Our management periodically assesses its marketable securities and investment other securities, for any unrealized losses that may be other-than-temporary and require recognition of an impairment loss in the consolidated statement of operations. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the length of time the security has been in a loss position, the extent to which the security’s market value is less than its cost, the financial condition and prospects of the security’s issuer and our ability and intent to hold the security for a length of time sufficient to allow for recovery. If the impairment is considered other-than-temporary, an impairment charge is recorded in non-operating income in the consolidated statements of operations.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined on a weighted average basis. The cost of inventory includes product cost, and production fill and labor (which we outsource to third party manufacturers). Write-offs of potentially slow moving or damaged inventory are recorded based on management’s analysis of inventory levels, future sales forecasts and through specific identification of obsolete or damaged products. Prepaid Inventory represents deposits made with third party manufacturers in order to begin production of an order for product. We assess inventory quarterly for slow moving products and potential impairments and do a physical inventory count annuallynear fiscal year end.

Intangible Assets

Our intangible assets consist of trademarks and other intellectual property. We employ the non-amortization approach to account for purchased intangible assets having indefinite lives. Under the non-amortization approach, intangible assets having indefinite lives are not amortized into the results of operations, but instead are reviewed annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, to assess whether their fair value exceeds their carrying value. We perform an impairment analysis at August 1 annually on the indefinite-lived intangible assets following the steps laid out in ASC 350-30-35-18. Our annual impairment analysis includes a qualitative assessment to determine if it is necessary to perform the quantitative impairment test. In performing a qualitative assessment, we review events and circumstances that could affect the significant inputs used to determine if the fair value is less than the carrying value of the intangible assets. Events and circumstances reviewed included: status of business with our distributors, review and progress of our sales strategy, impacts of any financings on the business, any legal, regulatory, political; or general business factors that could affect significant inputs used to determine the fair value of the assets. If a quantitative analysis is necessary, we would analyze various aspects including number of contracts acquired and retained as well as revenues from those contracts, associated with the intangible assets. In addition, intangible assets will be tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Events or circumstances that are assessed include contracts acquired and lost that are associated with the intangible assets, as well as the impact on revenues associated with those contracts, and relationship changes with our distributors.

In conjunction with any acquisitions, we refer to ASC-805 as amended by ASU 2017-01 in determining if we are acquiring any inputs, processes or outputs and the impact that such factors would have on the classification of the acquisition as a business combination or asset purchase. Additionally, we refer to the aforementioned guidance in reviewing all potential assets and liabilities for valuation including the determination of intangible asset values. There were no impairments during the three and nine months ended June 30, 2017 and 2016.

Revenue Recognition

We receive revenue from three different types of arrangements: sale of products, license and royalty agreements, and sales for services provided (advisory or consulting agreements).

In regards to the sale of products, our policy is to recognize revenue when persuasive evidence of an arrangement exists, shipping has occurred, the sales price is fixed or determinable and collection is probable. We record revenue from the sale of our products when risk of loss and title to the product are transferred to the customer, which is upon shipping. Net sales are comprised of gross revenues less expected product returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which we recognize the related revenue or the date on which we offer the incentive. Although, we do not have a formal return policy, from time to time we will allow customers to return certain products.  A business decision related to customer returns is made by us and is performed on a case-by-case basis. We record returns as a reduction in sales and based on whether we dispose of the returned product adjust inventory and record expense as appropriate. There were no allowances for sales returns during the nine months ended June 30, 2017 and 2016.

We also enter into various license agreements that provide revenues based on royalties as a percentage of sales and advertising/marketing fees. The contracts can also have a minimum royalty, with which this and the advertising/marketing revenue is recognized on a straight-line basis over the term of each contract year, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales, as are all royalties that do not have a minimum royalty. Payments received as consideration of the grant of a license are recognized ratably as revenue over the term of the license agreement and are reflected on our consolidated balance sheets as deferred license revenue at the time payment is received and recognized ratably as revenue over the term of the license agreement.  Similarly, advanced royalty payments are recognized ratably over the period indicated by the terms of the license and are reflected in our consolidated balance sheet in deferred license revenue at the time the payment is received.  Revenue is not recognized unless collectability is reasonably assured. If licensing arrangements are terminated prior to the original licensing period, we will recognize revenue for any contractual termination fees, unless such amounts are deemed non-recoverable.

In regard to sales for services provided, we record revenue when persuasive evidence of any agreement exists, services have been rendered, and collectability is reasonably assured; therefore, revenue is recognized when we invoice customers for completed services at agreed upon rates and terms. Therefore, revenue recognition may differ from the timing of cash receipts.

Recent Accounting Pronouncements

The recent accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are being assessed by us and at this time we do not expect them to have a material impact on our financial statements upon adoption.

Off Balance Sheet Arrangements

As of the date of this Offering Circular, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

OUR BUSINESS

Level Brands strives to be an innovative branding and marketing company and, through our subsidiaries, has a focus on lifestyle based products. Our goal is to create a bold, unconventional and socially responsible image for our company and our brands. Currently we operate our business in three segments, including:

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Our professional products division. Currently, the operations of our Beauty & Pin-Ups subsidiary comprise the operations of this division. Beauty & Pin-Ups, our first brand, offers quality hair care and other beauty products to salons, with expected distribution expansion to include beauty-centric, specialty and online retail outlets. Net sales from Beauty & Pin-Ups represented all of our revenues in fiscal 2016 and fiscal 2015, and 25.5% of our net sales for the first nine months of fiscal 2017;

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Our licensing division. The operations of I’M1 – Ireland Men One, a newly created company and brand inspired by Kathy Ireland, comprise the operations of this division. I'M1 intends to provide millennial-inspired lifestyle products under the I’M1 brand. I’M1 has entered into an exclusive wholesale license agreement with kathy ireland® Worldwide in connection with the use of the intellectual property related to this brand. In March 2017 I'M1 entered into its first licensing agreements and since March 2017 it has entered into brand consulting agreements with four clients, two of which include services to be provided jointly with EE1. Our licensing division, which began reporting revenues in the second quarter of fiscal 2017, represented 51.1% of our net sales for the first nine months of fiscal 2017; and

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Our entertainment division. The operations of EE1, another newly created company and brand which is designed to serve as a producer and marketer of multiple entertainment distribution platforms and help companies with brand strategies, all under the EE1 brand, comprises the operations of our entertainment division. Our initial focus is on the production of songbooks/albums, a movie concept in development, and a charter service partnership to help in providing a full entertainment experience- travel, concierge services, tickets and extras for various events, such as shows, concerts and sporting events as well as assisting companies with brand management. EE1 has coordinated its first travel related event which involved charter flights and concierge services, has provided creative and content input and feedback on two television series featuring Kathy Ireland, assisted in the promotion of a music festival and has provided brand strategy services to two clients. In June 2017, EE1 began production of a music songbook featuring Marilyn McCoo and Billy Davis, Jr. under the terms of an agreement with the artists and BMG Rights Management (US) LLC. Our entertainment division, which began reporting revenues in the second quarter of fiscal 2017, represented 23.4% of our net sales for the first nine months of fiscal 2017.

Our mission is to focus on designing and building the brand with innovation that customers and business partners can use, exceeding market needs, creating sustainable cost advantages and fighting commoditization. We expect that this focus will include aspects of how we brand, promote, access, incorporate and utilize the products. We have expanded the United Nations "Millennium Development Goals" which below are part of our mission:

We must eradiate extreme poverty and hunger;

Achieve universal primary education;

Promote gender equality and empower women;

Reduce child mortality;

Improve maternal health;

Combat HIV/AIDS, Malaria and other diseases;

Ensure environmental sustainability;

Develop a global partnership for development;

Bring opportunities of financial stability and healthcare to American Veterans and their families; and

Stop Human Trafficking

Master Advisory Agreement with kathy ireland® Worldwide

In February 2017 we entered into a master advisory and consulting agreement with kathy ireland® Worldwide, as amended, pursuant to which we have engaged the company to provide non-exclusive strategic advisory services to us under a term expiring in February 2025. Under the terms of this agreement, Ms. Ireland serves in the non-executive positions as our Chairman Emeritus and Chief Brand Strategist. The agreement also provides that kathy ireland® Worldwide will provide input to us on various aspects of our corporate strategies and branding, provides access to us of its in-house design team to assist us in developing our brands. As compensation under the agreement we agreed to pay kathy ireland® Worldwide a nominal monthly fee. We are also responsible for the payment of expenses incurred by Ms. Ireland or kathy ireland® Worldwide in providing these services to us. The agreement contains customary confidentiality and indemnification provisions, together with the standard use and conditions of imposed by kathy ireland® Worldwide on the use of Ms. Ireland's likeness. Under the September 2017 amendment to the agreement, the parties also granted each other certain rights for opportunities introduced by one party to the other, including rights of first refusal and the payment of referral fees. The agreement has a 30 day termination clause in the event of breach, by the non-breaching party, subject to immediate termination by kathy ireland® Worldwide if any officers are terminated or resign, including Mr. Roseberry in his role as President and co-Managing Director of I'M1 and EE1, or if additional officers are appointed for each I'M1 and EE1 without the consent of kathy ireland® Worldwide.

We are also parties to additional agreements with kathy ireland® Worldwide and its affiliates which are described later in this Offering Circular.

Strategy

Our business strategy is to maximize the potential value of our brands primarily through strategic licenses and joint venture partnerships around the world, as well as to grow the portfolio of brands through strategic acquisitions. In the recent past, we have made two acquisitions which are described later in this offering circular which we believe will expand the scope of our business and achieve growth in our revenues and profitability.

We believe our business model enables us to use the brand management expertise at our disposal through our relationship with kathy ireland® Worldwide to continue to grow our portfolio of brands and generate new revenue streams without significantly changing our infrastructure. We believe our business model provides numerous benefits, including:

●	potential for financial upside without the investment and management risks and capital demands associated with traditional wholesale operating companies;

●	diversification resulting from both broad demographic appeal and distribution through a range of distribution channels;

●	growth opportunity through expansion of existing brands into new categories, geographic areas and acquisitions; and

●	reduced operational risks as inventory and other typical wholesale operating functions are the responsibilities of our licensees.

We plan to continue to build and maintain our brand portfolio by developing our existing brands, acquiring additional brands directly or through joint ventures or partnerships. In assessing potential acquisitions or joint ventures, we expect to primarily evaluate the strength of the target brand as well as the expected viability and sustainability of future royalty streams and its fit within its targeted segments as well asin segments where we believe significant opportunity lies. We believe that this focused approach will allow us to effectively screen a wide pool of consumer brand candidates and other asset light businesses that meet our criteria, strategically evaluate targets and efficiently complete due diligence for potential acquisition. The identification and evaluation of potential acquisitions or joint ventures will be conducted under the direction of our chief executive officer, with expected significant input from Ms. Ireland under the scope of her role as Chief Brand Strategist.

Professional products division

Beauty & Pin-Ups

Beauty & Pin-Ups is designed to be an innovative and cutting-edge producer and marketer of quality hair care and other beauty products. It has a brand name that we believe lends itself to various channels of distribution and licensing including swimsuits, cosmetics, nails, accessories and more.

With an initial launch in September 2015 of “The Iron”, a unique styling hair iron tool, and seven products, the Beauty & Pin-Ups brand currently has 11 products, including:

Flaunt- Silkening Shampoo and Conditioner.

Luxe - Leave-in Spray On Revitalizing Conditioner.

Lavish - All in 1 Cleansing and Conditioning.

Sway - Blow Out Styling Primer Enhanced with Marine Botanicals.

Fever - Thermal Protectant.

Linger - Style and Sculpting Spray Gel.

Fierce - Firm Hold Finishing Spray.

Fearless Hair Rescue Treatment.

Valor - Superfine Hair Spray.

Rewind - Shampoo and Conditioner.

Stay Dirty - Dry Shampoo.

Beauty & Pin-Ups uses healthy, lavish ingredients in stylist-tested formulas. All of the products are cruelty free – (not tested on animals), paraben, phthalate and sulfate free. We are just as proud of what is not in our products as what is in them. We believe that the result is beautiful, healthy hair.

We believe that the brand is unique in its packaging with classic pin-up imagery on the bottles that are designed to create a feel of affordable luxury with a vintage, yet modern feel. Our mission of beauty with a purpose is inspired by the pin-up who was a symbol of empowerment… women who were comfortable in their own skin and defined femininity yet had a fierce independence and confidence.

Brand Management

Our managing directors at Beauty & Pin-Ups are Beth Pence and Brian Anderson. Mrs. Pence and Mr. Anderson are former owners and executives at Columbia Beauty Supply, which sold beauty products in the Mid-Atlantic region. Their portfolio included REDKEN, Pureology, L’Oreal Professional, KENRA, Keune, Lanza, Davines, OPI, Creative Nail, Bioelements, Takara Belmont, and various other brands. L’Oreal USA acquired Columbia Beauty Supply in 2008. At the time of the sale, Columbia Beauty Supply covered 11 states;from Florida up to the Maryland/Delaware market, and west to Alabama, Tennessee and West Virginia. Columbia Beauty Supply had over 267 employees, serviced over 30,000 salons, and their annual sales exceeded $67 million with a growth rate of 9% at the time of sale in January of 2008. We expect that Mrs. Pence and Mr. Anderson will use over 30 years of combined knowledge in the professional beauty industry to fully develop the Beauty & Pin-Ups brand.

Product Development

Mr. Maman, formerly the minority owner of Beauty & Pin-Ups, was the developer of the original Beauty & Pin-Ups product line. In our acquisition of the assets of Beauty & Pin-Ups in 2015 we acquired all of the intellectual property associated with those development efforts. Since that date,we have completed product development, re-branding and launched eight new products and have five additional products in final stages of development. Our products are conceptualized by our in-house team and utilizing the services of third party contractorsthe product formulas are then developed, tested and finalized. The research and development expense portion of the fees included in the amounts paid to third party contractors were approximately $36,750 and $24,500 in fiscal 2016 and fiscal 2015, respectively. Concurrently a third party contractor also assists also our in-house team in packaging design and development and production of marketing materials.

Sales Channels

Beauty & Pin-Ups products are currently being sold primarily through Beauty Systems Group under a purchase order arrangement. Beauty Systems Group has approximately 1,265 stores nationwide, including over 150 franchise stores, and is one of the largest networks of professional distributor sales consultants in North America, with almost 1,000 consultants. We utilize Beauty Systems Group’s distribution channel by focusing on marketing and sales to the professional salon industry. We also distribute our products under purchase order arrangements with Paramount Beauty Distributing Associates, Inc. AMLP, BSG Canada, and recently online through JCPenney.com. Historically, we have been materially dependent upon Beauty Systems Group for sales of our Beauty & Pin-Ups products.

By the end of calendar year 2017, our goal is to expand our sale channels to multiple channels of beauty distribution, including wholesale and professional chain salon distribution as well as through additional e-commerce channels including from on our website. In furtherance of this goal, in August 2017 we entered into a distribution agreement with East Coast Enterprises, Inc., a distributor of beauty supply products in the northeast of the United States. Under the terms of this five year agreement, we appointed East Coast Distributors, Inc. as Beauty & Pin-Ups exclusive distributor in Pennsylvania and New Jersey and certain counties of West Virginia on an exclusive basis, and on a non-exclusive basis in certain Delaware and West Virginia counties. The agreement requires East Coast Distributors, Inc. to meet certain minimum purchase requirements, ranging from approximately $385,000 in the first year to approximately $568,000 in the fifth year of the contract. We have the right to terminate the agreement for cause as described in the agreement, including for failure to meet the minimum annual purchase requirements.

Beauty & Pin-Ups is currently developing a North American sales support team to build sales for the brand with its distribution partners. This group is expected to cover all regions of the United States and Canada. In the first quarter of fiscal 2017 we hired our first regional sales manager, covering the northeast portion of the United States and we have plans to hire three to four more regional sales managers in 2017, using proceeds from this offering to support our sales and marketing efforts.

Through its relationship with Beauty Systems Group, Beauty & Pin-Ups is also distributed in Canada. Beauty & Pin-Ups is also in the process of expanding its international business geographically through professional distribution channels in Germany and Austria. While we have already taken initial steps to meet regulatory requirements in these countries and have been working with distribution organizations in Europe to define timetables and launch strategies, we are unable at this time to predict when we launch this planned expansion. We do not expect funds from this offering will be needed to support this effort.

Marketing

We have an internal team that manages and facilitates our social media presence and strategy which strives to appeal to a wide audience with positive messaging that embraces inner beauty and authenticity. Through high quality visual imagery that engages both the consumer and the stylist, we seek to convey our message that beauty belongs to everyone. We use a mix of sales messaging, ingredient stories, giveaways/contests, and images of hairstyles to engage customers and increase reach. Our marketing messages and social media messages are complementary to each other; however social media is used as much more of a story telling platform. We aim to be a destination for both the consumer and the stylist to acquire knowledge about the latest styles and trends in the industry, and to be inspired.

We desire to be nationally relevant with the marketing and visual merchandising of our products across an array of markets within the channels of distribution in which we operate. We will seek to build our brand through our websites, trade shows, television, digital, and social media. In addition, we seek editorial coverage for our brands and products not only in traditional media, but increasingly in digital and social media, leveraging significant opportunities for amplification.

Our marketing planning approach is designed to leverage the talent of our employees and advisors to optimize the allocation of resources across different media outlets and retail touch points to resonate with our consumers most effectively. This includes providing our products to the salon professionals who use them with their customers. Most of our creative marketing work is done by an in-house creative team that design and produce the sales materials, advertisements and packaging for products.

Beauty & Pin-Ups launched a Fearless campaign around a product launch and our new model Katie Meade. We engaged a New York, New York-based public relations firm, BaseBeauty, to coordinate the process. The campaign included an exclusive story in the April 1, 2016 edition of People magazine to announce the release of this new product with Katie Meade, a brand ambassador for Beauty & Pin-Up's exclusive charitable partner Best Buddies International. Katie is the first person with Down Syndrome to be on the cover of a beauty package. She was selected for the package as we believed she is a perfect representative of the image and personality of this product and our message -- Katie has overcome many obstacles and truly lives her life fearlessly.

Following the publication, the story went “viral” and was picked up by the top beauty publications, business publications and news outlets both nationally and internationally. This led to immediate coverage in Cosmopolitan, Teen Vogue and Glamour. Subsequently Katie and Beauty & Pin-Ups were interviewed by Fox News and as far away as an Australian News network. We followed this exclusive announcement with an event in New York where Fearless was presented to 30 New York City beauty editors who covered the story with their publications and/or social channels. We shared the article on our social networks, as did Best Buddies International and kathy ireland ®Worldwide. There was also a commercial spot that ran during the airing of Global Beauty Masters on TLC. Based on following of the outlets that were reached by the story, we had one billion impressions, and Reuters informed us we were the top news story at that time for 10 days.

Katie was recently covered by Refinery29 as “one of the top five changing the face of beauty,” by Cosmopolitan as “one of the top beauty moments of 2016” and by People as “one of the stories that made us smile in 2016.”

In September 2015, Beauty & Pin-Ups was invited by TLC television network to participate in Global Beauty Masters, a television beauty reality series where hair, makeup and nail artists competed in a 10 week competition. An entire episode, which aired in early March 2016, featured Beauty & Pin-Ups and our products.

Manufacturing, Warehousing and Raw Materials

We manufacture our core products for Beauty & Pin-Ups through hair care and other third-party manufacturers in the United States and Canada; our flat iron products, foil pods for the irons, and promotional items (back packs, zipper bags, and clutch purses) are manufactured by third parties in China on a purchase order basis. Terms with our China-based manufacturers typically require 30% to 50% upon order with payment due when products are ready to ship.  We expect to continue to streamline our manufacturing processes and identify sourcing opportunities to improve innovation, increase efficiencies, minimize our impact on the environment and reduce costs.

The principal raw materials used in the manufacture of our core products are essential oils, alcohols and specialty chemicals. We have engagements with specific organizations that are our “fillers”; they use the formulas provided to create the products and fill our packaging so we have a product that can be distributed to our customers. Our terms typically provide that upon an order being completed by the filler, balances are due within 30 to 45 days, although in some instances we have been required to place a deposit of 30% to 50% upon placement of an order.

We also purchase packaging components that are manufactured to our design specifications using our unique brand image. We utilize a third party firm that specializes in design and rollout of packaging, labeling, merchandising displays and advertising for our products.

We review our supplier base periodically with the specific objectives of improving quality, increasing innovation and speed-to-market and reducing costs. In addition, we source within the region of manufacturing to allow for improved supply chain efficiencies. To date, we have been able to obtain an adequate supply of essential raw materials and currently believe we have adequate sources of supply for virtually all components of our products.

Competition

There is vigorous competition within each market where our hair care and other beauty products are sold. Brand recognition, quality, performance, availability and price are some of the factors that impact consumers’ choices among competing products and brands. Advertising, promotion, merchandising and the pace and timing of new product introductions also have a significant impact on consumers’ buying decisions. We compete against a number of national and international companies, most of which have substantially greater resources than we do.

Our principal competitors consist of large, well-known, multinational manufacturers and marketers of hair care and other beauty products, most of which market and sell their products under multiple brand names. They include, among others, L’Oreal Professional, Matrix Essentials, Redken, Paul Mitchell, Sebastian and Schwartzkopf. We also face competition from a number of independent brands, as well as some retailers that have developed their own beauty brands. Certain of our competitors also have ownership interests in retailers that are customers of ours. There are no assurances we will ever be able to effectively compete or that we will develop any widespread brand recognition.

Government Regulation

We and our products are subject to regulation by the Federal Trade Commission in the United States, as well as by various other federal, state, local and international regulatory authorities and, at such time as we expand our distribution outside the United States, the regulatory authorities in the countries in which our products may be sold. Such regulations principally relate to the ingredients, manufacturing, labeling, packaging, marketing, advertising, shipment, disposal and safety of our products. We believe that we are in substantial compliance with such regulations, as well as with applicable federal, state, local and international and other countries’ rules and regulations governing the discharge of materials hazardous to the environment or that relate to climate change.

We have engaged a third party that specializes in regulation in our industry to advise us and provide regulatory consulting services and regulatory and technical support for our product offering in the United States, Canada and Europe.

At such time as we are successful in expanding our distribution network outside the United States, we will also be subject to the laws of the countries in which are products are imported and sold. We expect to expand our engagement of this third party to include these additional countries.

Licensing division

I’M1

I’M1 is a newly created brand which was first conceptualized by kathy ireland® Worldwide.

I’M1 strives to become a leader in multiple categories including grooming, personal care, cologne, accessories, jewelry and apparel. I’M1 seeks to be a lifestyle brand with a focus on addressing the needs of the I’M1 man, how he looks and feels, all with an objective of helping them live better lives. I’M1 intends to market itself as a lifestyle brand for men, who are not threatened by change, embrace it willingly and with gusto. We expect that our marketing will be centered around the core concept that I’M1 men, and the women who love them, take pride in their appearance, thrive on quality, and value what matters in helping them live a better life. Our target customers are men who enjoy a lifestyle inspired by the rugged chic of an athletic lifestyle, while giving back to our communities by supporting our Millennium Development Goals.

Branding is one of the most important aspects of any business. Building a powerful brand is a dynamic way to give companies an edge in increasingly competitive markets. I’M1’s brand identity goal will be to seek to construct lasting relationships with men who wish to elevate their lives, through the purchases they make by developing quality products that they need as a part of their day to day lives.

I’M1 plans to be developed under a broad brand capability which we expect will target and represent different consumer groups based on specific products and licensing agreements. I’M1 can also stand for Ireland Men 1, Ireland Meharey 1, Interested Millennials 1, Intelligent Moms 1, and Intriguing Men 1.

Under the terms of our agreement with kathy ireland® Worldwide, its in-house design team will support the brand and the future licensing partnerships by providing unified trend direction, guidance and coordination of the brand image across all product categories. The design team will be focused on trying to identify and interpret the most current trends, both domestically and internationally, and seeking to forecast the future design and product demands of the brand’s customers.

kathy ireland® Worldwide Licensing Agreement

In January 2017 I’M1 entered into a wholesale worldwide license agreement with kathy ireland® Worldwide for an exclusive, royalty-free 10 year right to use, assign and sublease certain trademarks, including I’M1, and to allow for the manufacturing, marketing and sale of products bearing those marks. Under the license agreement we are also permitted to sublicense certain of these rights with the prior approval of kathy ireland® Worldwide. Without kathy ireland ®Worldwide's prior consent, the wholesale license agreement may be terminated by kathy ireland ® Worldwide if I’M1 terminates any officers or appoints additional officers, if we cease to be the manager of I’M1, or if we compete with or invest in businesses that compete with kathy ireland® Worldwide.

License and consulting agreements

We have developed a standardized form of licensing agreement for use by I'M1 which contains general terms and conditions under which we will grant licenses to the I'M1 marks that can be modified to meet the business terms of each particular product. The standard terms and conditions include the limitations on the grant of the license for the marks, use and ownership of our intellectual property and the ownership of the intellectual property related to the licensed products, means for conducting brand business and coordinating with us and other licensees, royalty reporting and accounting obligations, quality assurance procedures, acceptable display, labeling and promotional materials, minimum insurance requirements, termination and confidentiality provisions, a code of conduct for our licensees and other customary terms and conditions contained in licensing agreements.

Since March 2017 we entered into licensing agreements for the I'M1 mark and consulting agreements with several clients, as well as agreements with several additional clients for which services are being provided jointly by I'M1 and EE1. The material terms of these agreements are described below. Our cost of sales related to our advisory agreements are minimal as the efforts related to the services are not extensive and costly to deliver, but more expertise-focused.

Kure Corp.

Under the terms of a license agreement dated March 29, 2017, we granted Kure Corp. a non-transferrable license to use the I'M1 marks solely for the sale, marketing and distribution of vaping liquids and vaping products through certain specified channels of distribution in the United States. Kure Corp. is a Charlotte, North Carolina-based privately held vaping company. Under the terms of the 10 year license agreement, Kure Corp. is required to begin shipping the licensed products no later than April 30, 2018. As compensation we are entitled to a royalty of 5% of the gross sales of all licensed products. We may internally allocate a portion of this compensation to EE1 in connection with services related to any appearances, filming and/or recording by Mr. Tom Meharey to promote these licensed products. The license agreement may be terminated by either party upon 30 days notice in the event of a breach of the agreement by the other party.

On March 20, 2017 we also entered into a nine month consulting agreement with Kure Corp. under which we were engaged to provide assistance in the promotion and advice with respect to the marketing and branding of the licensed products. As compensation, Kure Corp. was obligated to pay us a total of $600,000 upon the completion of various of the contracted services under the terms of the agreement, including $200,000 which was due by March 31, 2017 in exchange for certain social media promotional services and marketing services which were delivered by March 31, 2017, with the balance due upon the provisions of additional marketing and promotional services. The additional services were provided in the third quarter of fiscal 2017 and all payment obligations have been made. Specific services delivered under the agreement include:

•	production of various images promoting Kure;

•	social media content and distribution;

•	content for press releases as well as coordinating distribution; and

•	production of a marketing video.

These services were delivered in coordination with EE1 as I'M1's service provider. Our Chief Executive Officer is a former member of the board of directors of Kure Corp. and he continues to control approximately 3.3% of its outstanding voting securities.

NuGene International, Inc.

On March 20, 2017 we entered into a nine month consulting agreement with NuGene International, Inc., a publicly-traded company (OTCPink:NUGN), that is principally in the business of research, development, and sales and marketing “cosmeceutical” skincare and hair products. In November 2014 NuGene International, Inc. entered into a license agreement with kathy ireland Worldwide®  under which it licensed the right to utilize the trademarks and rights to the name, likeness and visual representations of Kathy Ireland in connection with its cosmeceutical line of products containing adult human adipose stem cell derived or containing biologically active or biologically derived ingredients.

Under the terms of the consulting agreement, I'M1 was engaged to provide assistance in the promotion of NuGene International, Inc.'s men's products to create greater public awareness. These services specifically included:

•	assistance for social media content and distribution;

•	content for press releases; and

•	content for public support statements regarding the product from brand ambassadors.

These services were delivered in coordination with kiWW under our advisory agreement and with EE1 as I'M1's service provider, thus keeping our cost of services nominal. As compensation, NuGene International, Inc. issued us 2,500,000 shares of its common stock valued at approximately $650,000 to I'M1 upon the execution of the agreement, and will pay I’M1 an additional $50,000 in cash upon the earlier of the completion of a financing by NuGene, or June 30, 2017. We have not yet received payment of this amount. Based upon our recent discussions with management of NuGene, we expect that this amount will be satisfied prior to the end of our current fiscal year. We will continue to monitor for collectability.

Effective June 30, 2017 we exchanged the 2,500,000 shares of common stock for 65 shares of NuGene's Series B Convertible Preferred Stock which has a stated value of $10,000 per share. Each share of preferred stock is convertible using a formula, into such number of common shares of NuGene as equal to the stated value at a price per share of common stock. We made a business decision that it would be in our best interests to increase our cash position and sell the preferred stock. On July 31, 2017, we sold the shares of Series B Convertible Preferred Stock to Stone Street Partners, LLC, an affiliate of our Chairman and Chief Executive Officer, for an aggregate purchase price of $475,000. Based on the market value of the common shares of NuGene between June 30, 2017 and the time that the preferred shares were sold to Stone Street Partners, LLC, and factoring in certain restrictions on the ability to liquidate the shares, we determined that the consideration paid by the related party was a reasonable approximation of the fair market value that would have been commanded in an arms’ length transaction. The terms of this transaction are described later in this Offering Circular under "Certain Relationships and Related Party Transactions." Additional terms of the preferred stock are included in Notes 3 and 15 to the note to our unaudited consolidated financial statements for the period ended June 30, 2017 appearing later in this Offering Circular. NuGene is not a related party.

Andre Phillipe, Inc.

Under the terms of a license agreement dated March 29, 2017, we granted Andre Phillipe, Inc. a non-transferrable license to use the I'M1 marks solely for the sale, marketing and distribution of men's suits in the United States through distribution channels we approve in advance and which specifically excludes any distribution channel that includes mass market or lower-tier department stores, including stores that sell affordably priced products that appeal to a wide variety of consumers, or club stores, such as Sam's. We also have prior approval rights relating to any Internet retailers in the approved distribution channel. Andre Phillipe, Inc. is a Dallas, Texas-based privately held bespoke or "made to order" menswear company offering custom attire for men. Under the terms of the five year license agreement, Andre Phillipe, Inc. paid us a $12,000 licensing fee, which represents the minimum guarantee royalty for the first year of the agreement, and we are entitled to a royalty of 4% of the gross sales of all licensed products, with certain minimum guaranteed monthly royalty payments ranging from $2,000 to $8,000 during years two through five of the license agreement. Annual minimum guaranteed royalties will be accounted for as deferred revenue and recognized as income on a pro-rata basis over each year of the agreement. In addition, the creation of any content to be exploited in any media pursuant to the license agreement will be exclusively provided by EE1 on a “work for hire” basis with I'M1 as the sole owner of the results and proceeds of such services. The license agreement may be terminated by either party upon 30 days notice in the event of a breach of the agreement by the other party.

 Loose Leaf Eyewear and Accessories LLC

Under the terms of a license agreement dated June 27, 2017, we granted Loose Leaf Eyewear and Accessories LLC a non-transferrable license to use the I'M1 marks solely for the sale, marketing and distribution of men's fashion eyewear products of the licensee in the United States, Mexico and Canada through distribution channels we approve in advance. The initial term of the license agreement is for five years and will automatically renew for additional one year periods unless either party notifies the other of non-renewal at least 30 days prior to the end of the then period. Loose Leaf Eyewear and Accessories LLC is obligated to pay us a $15,000 annual marketing fee and we are entitled to a royalty of 4% of the net sales (as defined in the agreement) of all licensed products. We received the first year marketing fee upon execution of the agreement and are accounting for it as deferred revenue.

Brand Management

Mr. Stephen Roseberry, President and a member of the board of directors of kathy ireland ® Worldwide, and Mr. Tommy Meharey, Vice President and a member of the board of directors of kathy ireland® Worldwide, are co-Managing Directors of I’M1. Mr. Roseberry is responsible for developing and executing sales and business strategies and Mr. Meharey is responsible for marketing and brand development. During February 2017, we have entered into one year advisory agreements with each of Mr. Roseberry and Mr. Meharey pursuant to which they provide advisory and consulting services to us, including serving as co-Managing Directors of I’M1, devoting such time to our business as we mutually determine. Mr. Jon Carrasco, who is the Global Creative Director for kathy ireland® Worldwide, also serves as Global Creative Director for I’M1, and he is responsible for developing and facilitating creative strategies for I’M1. In September 2017, we entered into a one year advisory agreement with Mr. Carrasco for these services. We have agreed to pay Mr. Meharey a fee of $15,000 per month for his services. Mr. Roseberry and Mr. Carrasco each receive a nominal monthly fee for their services.

Marketing

Tommy Meharey is the “face” of I’M1. He is a father, corporate vice president, fashion model, and former marine sergeant. We believe Mr. Meharey embodies the essence of the targeted I’M1 clientele and his approachable nature, history of service to the nation, and family values may be an asset to the brand. As the voice and inspiration of I’M1, we expect to leverage Mr. Meharey’s ability to communicate the DNA of I’M1 to the media, retailers, and our consumers. In his role as co-Managing Director of I’M1, Mr. Meharey will communicate directly with potential brand partners, and attend events including the annual Licensing Expo held in Las Vegas, NV in May 2017 to develop new business relationships.

Competition

We expect I’M1’s competition will include established, well-capitalized companies with wide consumer recognition such as Armani, Ferragamo, Prada, Burberry, and Gucci as well as newer brands including Gilt, Me Undies, Uniqlo, Concepts, Roden and Grey, Machus, Far Fetch and The Corner. I’M1 is expected to be a younger brand, built to address the desires of millennials. While we expect we will seek to address the aspirations of our customers at attainable prices points which we believe may give us a competitive advantage, there are no assurances we will ever be able to effectively compete with our target customers.

Entertainment division

Encore Endeavor 1 (EE1)

EE1 seeks to be an “omni-entertainment experience and brand management” company serving as a producer and marketer of multiple entertainment distribution platforms as well as assisting clients with brand strategies. Our initial focus is on the production of songbooks/albums, a movie concept in development stage, and a charter service partnership to help in providing a full entertainment experience- travel, concierge services, tickets and extras for various events, such as shows, concerts and sporting events. EE1 recently coordinated its first travel related event which involved charter flights and concierge services.

EE1 provides input, strategies and an architecture for corporate brands, including:

•	content creation and promotion through social and standard media ;

•	marketing input;

•	assisting with influencer marketing programs, a form of marketing in which focus is placed on influential people rather than the target market as a whole;

•	providing production capability for video and photo support for brand advertising; and

•	assisting with brand extension through licensing opportunities.

EE1 is expected to be able to assess all entertainment distribution platforms such as recording, film, television, radio, podcasts, web content, live events including: sports, festivals, fashion shows, holiday-centric programming, and business-centric programming, to identify areas of additional opportunity. EE1’s goal is to provide a variety of “all inclusive” entertainment experiences targeted to millennials which combine multiple facets of an entertainment experience into one event.

For example, EE1 will seek to combine concert promotion with a VIP experience which would allow concert goers the opportunity to step behind the proverbial velvet rope, access exclusive artist content and have once in a lifetime encounters. Fan moments, such as seeing your name on stage acknowledged by the artist, will provide an interactive concert performance. Focused on impacting domestic sales, we believe that this concept will facilitate demand for recorded physical music in the United States, in contrast to downloading or streaming and will allow artists to connect with their fans and market their goods directly to their key demographic.

Other planned “omni-entertainment” experiences may include providing VIP access to entertainment experiences, from private planes and tickets for events such as the Super Bowl, Fashion Week and beyond.

EE1 coordinated its first travel related event, arranging for travel and concierge related services, which generated nominal revenues. EE1 intends to pursue opportunities to build content in every area of the entertainment, sports, and travel industries - including joining artists in the recording studio, participating in an artist’s sound check, VIP back stage artist meet and greets, films, broadcast, live events including concerts and musical theatre, and fashion shows. EE1 is presently in the development stages of jointly developing with kathy ireland® Worldwide two projects, "Bad Girlz (Season 1 Queenie)" and a television series "Model to Mogul".

We seek to be internationally successful in all areas of the entertainment industry by developing marketing campaigns that are individualized to each project and in each of our markets. We expect that the EE1 brand will be built through a combination of in-house development, our expected contractual agreements with BMG Rights Management (US) LLC, a division of Bertelsmann Music Group, and by yet to be established licensing affiliations with companies in a variety of sectors including, music, television, travel, fashion, and sports to name a few.

In 2017 EE1 has begun implementing its business strategy with the following projects:

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In February 2017 EE1 arranged, coordinated and booked for Sandbox LLC its first travel related event, arranging for travel and concierge related services. Under the terms of the oral agreement, EE1 was paid $68,550 for its services. Sandbox LLC is not a related party, however, it has a prior business relationship with kathy ireland® Worldwide;

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In March 2017 EE1 agreed to provide creative and content input and feedback to Multimedia Productions, Inc., the producer of Worldwide Business with kathy ireland® and Modern Living with kathy ireland®, on those series. As compensation EE1 is to receive $50,000 per production month for an expected minimum of four production months. Through June 2017 we have provided services for two production months, as the series are produced at irregular intervals, and have received an aggregate of $100,000 for our services. Multimedia Productions, Inc. is not a related party, however it has a prior business relationship with kathy ireland® Worldwide; and

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In April 2017 EE1 and kathy ireland® Worldwide co-produced the Winter Music Festivals, LLC (a subsidiary of National Event Company) 2nd Annual MINUS ZERO Winter Sports and Music Festival at the Stratton Mountain Resort in South Londonderry, Vermont. The two-day winter sports and musical festival featured three stages of music, skiing, snowboarding, Rail Jam & Jump presented by Monster Energy, lodging onsite and free parking. EE1 assisted in the promotion of the vent through press releases and social media, as well as having a team onsite for the event. For its services in connection with this event, EE1 received $15,000. Winter Music Festivals, LLC is not a related party.

Prior to our acquisition of EE1, in February 2016 EEI entered into a letter agreement with BMG Rights Management (US) LLC, a division of Bertelsmann Music Group which we refer to as "BMG", which relates to future projects the parties may undertake concerning three recording artists that were then signed to Sterling/Winters Company, a subsidiary of kathy ireland® Worldwide, including Marilyn McCoo and Billy Davis, Jr. The letter agreement generally provides that EE1 is to receive advances on each album to be produced ranging from $50,000 to $100,000, payable 10% on commencement of the recording, 30% on the delivery of 10 tracks and the balance, less any costs incurred directly by BMG, to be paid on delivery of the album.BMG is to have ownership of the albums, and it will advance all costs for the marketing and promotion of the albums, up to an aggregate of $50,000 for each album plus manufacturing and mechanical royalties. Upon release of the albums, the royalties will be split 50%/50%, subject to a distribution/administration fee of 18% payable to BMG.

In May 2017 EE1 entered into an exclusive 12 month recording master license agreement with McCoo & Davis, Inc. under which the artists were engaged as recording artists for a to-be newly recorded musical songbook. The services include performance as a musician and vocalists, but exclude any services or performance which are marketed as religious or gospel and substantially all of which are religious or gospel in nature. Under the terms of the agreement, EE1 will own all intellectual property rights in the album, any videos, production elements and the master recordings and in all other forms of media, with the right to sublicense. We are responsible for the payment of therecording costs, any advances or other fees payable to the artists or other third parties and out of pocket manufacturing costs and mechanical royalties. The artists are entitled to receive a recording fee in an amount determined by us in consultation with the artists prior to the commencement of the studio album, and thereafter is entitled to receive to be agreed upon royalties. EE1 began production of the album in June 2017.

Representation Agreements

EE1 has entered into representation agreements with two clients to license certain products as follows:

Romero Britto and Britto Central, Inc.

In August 2017 EE1 entered into a representation agreement with Romero Britto and Britto Central, Inc. under which it was appointed as exclusive licensing consultant to license certain intellectual property in entertainment industry category, which includes theatre, film, art, dance, opera, music, literary, publishing, television and radio, worldwide except for South America. Mr. Britto is a Brazilian neo-pop artist, painter, serigrapher, and sculptor. Under the terms of the agreement, EE1 will:

•	identify, present and introduce the licensor to potential license opportunities;

•	negotiate and present term sheets and standard terms and condition on the licensor's behalf;

•	negotiate on the licensor's behalf, implement and administer each eligible license; and

•	use our reasonable efforts to cause the licensees to pay any amounts due under the future license agreements into a separate account located owned, maintained and administered by EE1.

As compensation for our services, EE1 is entitled to receive 35% of the net proceeds received under any license, and following the termination or expiration of the agreement, 15% of the net proceeds of eligible licenses. The term of the exclusive rights granted EE1 under this representation agreement expires on May 1, 2019. The agreement may be terminated by either party upon 30 days notice in the event of a breach. The agreement contains confidentiality and indemnification provisions. Alina Shriver, the wife of a member of our board of directors, is President of Britto Licensing, an affiliate of the licensor. See "Certain Relationships and Related Party Transactions" appearing later in this Offering Statement.

David Tutera and Dada Media, Inc.

In August 2017 EE1 also entered into a five year representation agreement with David Tutera and Dada Media, Inc. Mr. Tutera is an American celebrity wedding planner, bridal fashion designer, author and professional speaker. Under the terms of the representation agreement, EE1 was appointed as an exclusive consultant to license certain intellectual property worldwide for use in various products and merchandise. Under the terms of the agreement, EE1 will:

•	identify, present and introduce the licensor to potential license opportunities;

•	negotiate and present term sheets and standard terms and condition on the licensor's behalf;

•	negotiate on the licensor's behalf, implement and administer each eligible license; and

•	use our reasonable efforts to cause the licensees to pay any amounts due under the future license agreements into a separate account located owned, maintained and administered by EE1.

As compensation for our services, EE1 is entitled to receive 12.5% of the gross proceeds for all new eligible licensees, or any form of non-cash compensation received by the licensor, EE1 or their respective affiliates. Following the termination or expiration of the agreement, we are entitled to receive 6.25% of the gross proceeds of new eligible licenses. The agreement may be terminated by either party upon 30 days notice in the event of a breach. The agreement contains confidentiality and indemnification provisions.

Brand Management

Our co-managing directors at EE1 are Stephen Roseberry and Nic Mendoza. Mr. Roseberry, President of kathy ireland® Worldwide who is represented by William Morris Endeavor/IMG is expected to leverage his relationship with his contacts in the entertainment industry to assist EE1 in implementing its business model. EE1 co-founder Nic Mendoza, a Vice President at kathy Ireland® Worldwide, will bring experience in producing recordings, concerts, theatrical events and national radio broadcasts for SiriusXM to EE1. We have entered into an advisory agreement with each of Mr. Roseberry and Mr. Mendoza pursuant to which they provide advisory and consulting services to us, including serving as co-Managing Directors of EE1, devoting such time to our business as we mutually determine. Mr. Jon Carrasco, who is the Global Creative Director for kathy ireland® Worldwide, also serves as Global Creative Director of EE1, and he is responsible for the development and facilitation of creative strategies for EE1. In September 2017, we entered into a one year advisory agreement with Mr. Carrasco for these services. We have agreed to pay Mr. Mendoza a fee of $10,000 per month for his services. Mr. Roseberry and Mr. Carrasco each receive a nominal monthly fee for their services.

Competition

Our principal competitors are expected to be large, established multi-national companies such as The Walt Disney Company, Bertelsmann Group, Comcast (owners of Universal, NBC, Telemundo), and 20th Century Fox. Additional competitive organizations include independent studios, though the majority of these agencies do not address consumers across multiple platforms. Despite the significant competition in the entertainment industry from larger, established and well-capitalized companies, we believe it is a field that welcomes, and is in fact driven, by disruption and we will seek to leverage the flexibility of a start-up without a large organizational structure to our advantage. There are no assurances, however, that we will ever be successful in effectively competing in this market segment.

Joint Advisory Agreements with I'M1 and EE1

We may determine from time to time that the scope of the advisory services we are asked to provide by a prospective client would span the services particular to both our licensing division and our entertainment division.

Advisory Agreement with Formula Four Beverages Inc.

In May 2017 I'M1 and EE1 entered into a four year advisory agreement with Formula Four Beverages Inc., a Canadian-based company that supplies oxygenated beverage products including those under the trade name OXiGEN. I'M1 and EE1 will jointly advise Formula Four Beverages Inc. on:

•           various aspects of corporate branding and work with the company, including coordinating with other services provider in areas related to influencer marketing programs and advertising;

•           assist on media opportunities;

•           production of a video telling the story and vision of OXiGEN; and

•           provide strategies to increase its distribution network.

As compensation for the services, Formula Four Beverages Inc. issued a warrant to purchase 1,600,000 shares of its common stock at an aggregate purchase price of $400.00 to I’M1 and EE1. For accounting purposes, we valued the warrant at $0.57 per share based on Formula Four Beverages June 2017 financing activities, which at that time was in process of raising approximately $8 million using a company valuation of $45 million as performed by Formula Four management and provided to us, and with 79 million shares outstanding this provided a value of $0.57 per share. The advisory agreement provides that the services for which the warrant was issued as consideration were to be fully performed within 45 days from the date of the agreement, which services were completed in June 2017 and reflected in our June 30, 2017 unaudited consolidated financial statements. In June 2017 we exercised this warrant, with 50% of the shares being issued to I’M1 and 50% of the shares being issued to EE1. In addition, I'M1 and EE1 are entitled to receive royalties ranging from $0.40 to $0.60 per case, split evenly, based upon the number of cases of OXiGEN related products, including current and future products, sold annually in the U.S. above 750,000 cases, based upon a contract year running from May 9 to May 8 of the following year.

The royalty payments are due within 45 days after the close of a month. We are also entitled to be reimbursed for our out of pocket expenses incurred in performing the services under the advisory agreement. In the event of a change of control of either Formula Four Beverages Inc. or its U.S. subsidiary Formula Four Beverages (USA) Inc. as defined in the advisory agreement, upon notice to us we have the right to immediately terminate the advisory agreement and receive a lump sum payment equal to the cumulative royalties paid to us over the previous trailing 12 month period. The advisory agreement, which may be terminated by either party upon 30 days notice in the event of a breach, contains customary mutual confidentiality provisions. Formula Four Beverages has indemnified I'M1 and EE1 in certain cases and is required to maintain certain insurance coverage naming I'M1 and EE1 as covered parties.

Advisory Agreement with Damiva Inc.

In August 2017 I'M1 and EE1 entered into a five year advisory agreement with Damiva Inc., a Canadian-based company that offers products for perimenopause, menopause and postmenopause and the related symptoms. Under the terms of the agreement, we were engaged to use our best efforts to:

•           introduce Damiva Inc. to potential business customers;

•           assist the company with influencer marketing and advertising programs ;

•           when appropriate, include its story in media opportunities and social media posts;

•           lead the initiative with other service providers to create a five to six minute video telling the story of Damiva and related production activities; and

•           seek to enhance the client's sales and distribution networks, retail accounts and key product alignments and placements with various entities.

As compensation for the services, Damiva Inc. issued a warrant to purchase 28,276 shares of its common stock, representing 1% of the then fully diluted common shares outstanding, at an aggregate purchase price of $0.01 to each of I’M1 and EE1, for an aggregate of 56,552 shares. The advisory agreement provides that the services for which the warrant was issued as consideration were to be fully performed within 45 days from the date of the agreement. In addition, I'M1 and EE1 are entitled to receive royalties of 1.5% of Damiva Inc.'s annual revenues of up to $25 million and 2% of its annual revenues in excess of $25 million, with a minimum annual royalty of $75,000, together with an annual marketing fee of $75,000. The royalty payments are payable on a monthly basis during the term for revenues during each calendar month. The initial year marketing fee is payable in three installments, with the first due within 30 days of the date of the agreement, $25,000 on November 30, 2017 and $25,000 on March 31, 2008. Thereafter, the annual marketing fee is due in advance on the anniversary date of the agreement.

The advisory agreement, which may be terminated by either party upon 30 days notice in the event of a breach, or upon a change of control of Damiva Inc., in which event we are entitled to receive a one time lump sum payment equal to the cumulative royalties paid to us during the previously 12 month period. We are entitled to reimbursement for our out of pocket expenses, subject to preapproval by Damiva Inc. The advisory agreement contains customary mutual confidentiality provisions, and Damiva Inc. has indemnified I'M1 and EE1 in certain cases and is required to maintain certain insurance coverage naming I'M1 and EE1 as covered parties.

Licensing Relationships

We plan to license our Beauty & Pin-Ups, I’M1 and EE1 brands to both manufacturing and direct-to-retail licensees. In a traditional license, a manufacturer is granted rights, at times on an exclusive basis, to a single or small group of related product categories for a particular item for sale to multiple accounts within an approved channel of distribution and territory. In a direct-to-retail license, a single retailer is granted the right (typically on an exclusive basis) to sell branded products in a broad range of product categories through its brick and mortar stores and e-commerce sites.

We expect that our license agreements will typically require a licensee to pay us royalties based upon net sales. The term of the licensing agreement will be determined on a case by case basis based upon negotiations by the parties, and generally will be terminable by either upon 30 days notice in the event of a breach or default by the other party, subject to cure during the 30 day notice period. It is also likely our license agreements will require licensees to support the marketing and advertising of the respective licensed brands.

Our license agreements typically will stipulate specific geographical territories and distribution channels in which the licensed products may be sold. As we grow our existing brands and acquire new brands, we intend to increase the share of our international revenue, primarily through additional licenses, partnerships, and other arrangements.

Additional Agreements with kathy ireland® Worldwide

In addition to the Master Advisory and Consulting Agreement with kathy ireland® Worldwide which is described earlier in this Offering Circular, we have entered into the following additional agreements with it:

License Agreement related to this offering

In September 2017 we entered into a license agreement with kathy ireland® Worldwide under which it granted us a non-transferrable license to use the kathy ireland® trademark, as well as Ms. Ireland's likeness, videos, photographs and other visual representations in connection with this offering, including the associated road shows, subject to its prior approval. Under the terms of the agreement, we agreed to pay kathy ireland® Worldwide $100,000, of which $50,000 has been paid , and the balance will be paid from the proceeds of this offering.

kathy ireland® Health & Wellness Wholesale License Agreement

In September 2017 we also entered into a wholesale license agreement with kathy ireland® Worldwide under which we were granted an exclusive, royalty free right to license, assign and use the kathy ireland® Health & Wellness™ trademark, and all trade names, trademarks and service marks related to the intellectual property including any derivatives or modifications, goodwill associated with this intellectual property when used in conjunction with health and wellness as well as Ms. Ireland's likeness, videos, photographs and other visual representations connected with kathy ireland® Health & Wellness™.

As a result of Ms. Ireland's five best selling fitness programs and her personal focus on health and wellness, we expect to develop a new brand utilizing these rights. Through licensing arrangements with third parties which we will seek to obtain, our goal is to create a brand which will include a wide variety of licensed products and services, targeted to both Baby Boomers as well as millennials. We believe that licensed products and services under this brand can benefit from a wide distribution path of grocery, drug and mass, as well as direct response and online sales. Our business plan for this brand, however, is in its preliminary stages and there are no assurances we will be successful in developing this brand concept or entering into agreements for licensed product.

As compensation under this agreement, we agreed to pay kathy ireland® Worldwide a marketing fee of $840,000, of which $360,000 is payable from the proceeds of this offering and the balance is payable in equal annual installments beginning January 1, 2018, subject to acceleration. Under the terms of this agreement, we also agreed to pay kathy ireland® Worldwide a royalty of 33 1/3% of our net proceeds under any sublicense agreements we may enter into for this intellectual property.

The initial term of this wholesale license agreement expires in September 2024, and we have the right to renew it for an additional three year period by paying an additional marketing fee of $360,000. kathy ireland® Worldwide has the right to immediately terminate the agreement if any officers are terminated or removed or additional officers are appointed with respect to either I'M1 or EE1, or if we compete with or invest in businesses that compete with kathy ireland® Worldwide.

Additional Recent Wholesale License Agreements

In September 2017 we also entered into non-exclusive wholesale license agreements with two existing brands introduced to us by kathy ireland® Worldwide and with which kathy ireland® Worldwide has pre-existing relationships. While we are utilizing a portion of the proceeds from this offering to pay the cash portion of the license fees, we have yet to devote any substantial time to these new relationships.

Wholesale License Agreement with Andre Carthen

Mr. Carthen, a chef, has had a relationship with kathy ireland® Worldwide for over 15 years. He was responsible for the menu and recipe content of True You, a 2011 #1 New York Times bestselling book with Janet Jackson. Mr. Carthen has enjoyed licensing success in dinnerware, home accessories, accent furniture, and as the costar of five bestselling fitness programs with kathy ireland® Worldwide. Under the terms of this nonexclusive agreement, we have the right to use, assign and sublicense the marks, intellectual property and other rights in connection with "Chef Andre," "Andre Carthen," ACafe" or "Fit Chef" and all trade names, trademarks and service marks related to this intellectual property for the purpose of entering into sublicense agreements with third parties for the manufacture, marketing and sale of products utilizing these marks. The terms of these future sublicense agreement are subject to the prior approval of Mr. Carthen. As compensation, we issued him 45,500 shares of our common stock valued at $179,725, a five year warrant to purchase an additional 45,500 shares of our common stock at a purchase price of $4.00 per share, and agreed to pay him a cash fee of $65,000 from the proceeds of this offering. He is also entitled to receive royalties of 20% of the net proceeds under any sublicense agreement, with a minimum annual guaranteed royalty of $65,000 beginning in the second contract year. The agreement is subject to termination upon mutual consent, or if a receiver, trustee or liquidator is appointed for either party or either party declares bankruptcy.

Wholesale License Agreement with Nicholas Walker

Mr. Walker has had a relationship with kathy ireland® Worldwide for over 15 years, During his licensing career with kathy ireland® Worldwide he has appeared on HGTV and the Oprah Winfrey Show, among other television projects. His licensing career includes garden-inspired products from candles and candlesticks, to accent furniture, and lighting. Under the terms of this nonexclusive agreement, we have the right to use, assign and sublicense the marks, intellectual property and other rights in connection with "Jardin," "Nicholas Walker," "Nicholas Walker Jardin," "Nicholas Walker Garden Party," "Cultivated by Nicholas Walker," and "Jardin Du Jour," and all trade names, trademarks and service marks related to this intellectual property for the purpose of entering into sublicense agreements with third parties for the manufacture, marketing and sale of products utilizing these marks. The terms of these future sublicense agreement are subject to the prior approval of Mr. Walker. As compensation, we issued him 25,000 shares of our common stock valued at $98,750, a five year warrant to purchase an additional 25,000 shares of our common stock at a purchase price of $4.00 per share, and agreed to pay him a cash fee of $40,000 from the proceeds of this offering. He is also entitled to receive royalties of 20% of the net proceeds under any sublicense agreement, with a minimum annual guaranteed royalty of $40,000 beginning in the second contract year. The agreement is subject to termination upon mutual consent, or if a receiver, trustee or liquidator is appointed for either party or either party declares bankruptcy.

Intellectual Property Rights

In addition to our license agreement with kathy ireland® Worldwide described earlier in this Offering Circular, our success depends, at least in part, on our ability to protect our brand names. We rely on a combination of trademarks, patents, copyrights, trade secrets and know-how, intellectual property licenses and other contractual rights (including confidentiality and invention assignment agreements) to establish and protect our proprietary rights. We own the trademark rights used in connection with our brands in the United States including Beauty & Pin-Ups, I’M1 and EE1. We have also filed trademark registrations for an additional approximately twelve trademarks which we may use in the future as we launch new products under the Beauty & Pin-Ups product line or enter into licensing agreements for Beauty & Pin-Ups, I’M1 and EE1. We consider the protection of our trademarks to be important to our business. We own both U.S., European Union and Chinese design patents on our hair iron titled “hair iron” and have filed application in the U.S., Europe and China for design patents for the hair foil, titled “aluminum foil for hair” under the Chinese application and “hair foil” under the U.S. and European Union application. This product is used in conjunction with the hair iron. Finally, in connection with the recording master license agreement with McCoo & Davis, Inc. EE1 will own all intellectual property rights in the album, any videos, production elements and the master recordings and in all other forms of media, with the right to sublicense.

Employees

At September 14, 2017 we had nine full-time employees. There are no collective bargaining agreements covering any of our employees.

Legal Proceedings

We are not a party to any material pending legal proceedings; however our industry is subject to claims regarding product liability. As a result, we may be subject to various legal proceedings in the future.

Our Offices

Our headquarters are located in approximately 2,400 square feet in a modern four-story building in Charlotte, North Carolina which we sub-lease under the terms of an agreement expiring on January 1, 2018. Under the terms of this agreement, we currently pay an annual base rental of approximately $82,950. We will make a determination prior to the end of the term of this lease if we intend to renew this lease or seek alternative space. If we choose to relocate our principal offices we do not expect any difficulty in finding suitable alternative office space upon similar terms and conditions.

In addition we have warehouse space where we store small amount of product and related items in Charlotte, North Carolina. This space totals approximately 500 square feet and is on a month to month arrangement under an oral agreement. Most of our product is stored at our manufacturers as a part of their services to us or to a third party logistics company and is charged based on volume of space needed. We believe that our existing facilities are adequate to meet our current needs.

Our History

Our company was formed under the laws of the state of North Carolina in March 2015 under the name Level Beauty Group, Inc. In March 2015 we formed our majority owned subsidiary Beauty & Pin-Ups. In November 2016 we changed the name of our parent company to Level Brands, Inc. In December 2016 we effected a 1:5 reverse stock split of our outstanding common stock.

In April 2015 we entered into a Contribution Agreement with Beauty & Pinups, Inc., a New York corporation that we refer to as "BPUNY" and Priel Maman, pursuant to which BPUNY and Mr. Maman contributed the business and certain assets, including the trademark “Beauty & Pin Ups” and its variants, certain other intellectual property and certain inventory to our Beauty & Pin-Ups subsidiary in exchange for a 12% membership interest in our subsidiary for Mr. Maman, a 10% membership interest in our subsidiary for Sigan Industries Group, and $150,000 in cash. At closing we assumed approximately $177,000 in BPUNY’s accounts payable to its product vendor, Sigan Industries Group, which bore interest at 6% annually. In connection with the transaction, we entered into a two year exclusive Consulting Agreement with Mr. Maman pursuant to which he is entitled to a monthly fee of $12,000. In addition, pursuant to the Operating Agreement of Beauty & Pin-Ups, we were granted the right to redeem the 10% membership interest of Sigan Industries Group for $110,000 at any time before April 13, 2017. In October 2016, as amended in March 2017, we acquired Sigan Industries’ membership interest in exchange for 129,412 shares of our common stock valued at $110,000. In April 2017 we acquired the remaining 12% interest in Beauty & Pin-Ups from Mr. Maman in exchange for 155,294 shares of our common stock. Following this transaction, we now own 100% of Beauty & Pin-Ups.

We are the manager of Beauty & Pin-Ups. Under the terms of the operating for Beauty & Pin-Ups entered into in April 2015, among other terms, any transfer or sale of any membership interests requires our approval as well as the approval of a majority in interest of members, subject to certain permitted transfers. There are no mandatory additional capital contributions, and, after giving effect to special allocations, the net income and net losses of the entity will be allocated to members on a pro rata basis. The operating agreement also requires the annual distribution out of available cash an amount equal to the annual tax liability for the fiscal year, less distributions.

I’M1 was formed in California in September 2016. IM1 Holdings, LLC, a California limited liability company, or “IM1 Holdings“ was the initial member of I'M1. In January 2017, we acquired all of the Class A voting membership interests in I’M1 from IM1 Holdings in exchange for 583,000 shares of our common stock valued at $495,550. IM1 Holdings continues to own the Class B non-voting membership interests of I’M1.

EE1 was formed in California in March 2016. EE1 Holdings, LLC, a California limited liability company, or “EE1 Holdings" was the initial member of EE1 Holdings. In January 2017, we acquired all of the Class A voting membership interests in EE1 from EE1 Holdings in exchange for 283,000 shares of our common stock valued at $240,550. EE1 Holdings continues to own the Class B non-voting membership interests of EE1.

Ms. Ireland, Mr. Sterling, Mr. Jason Winters, Mr. Roseberry and Mr. Jon Carrasco are members of both IM1 Holdings and EE1 Holdings.

We are the manager of both I’M1 and EE1. The terms of the operating agreements for these entities, which are substantially similar, govern their operations. If, as manager, we determine to sell any additional interests in the entities, the existing members have right of first refusal. Within 15 days of the end of each tax estimation period, we are required to use our commercially reasonable best efforts to distribute to the members in cash an amount equal to the entity’s adjusted taxable income allocated to each member for the period. We may also make discretionary distributions to the members. Proceeds the entity may receive from any capital transaction, after adequate provision for any debts or obligations of the entity, are to be distributed to the members. The transfer of any membership interests by members, except for certain permitted transfers, must be pre-approved by the consent of a majority of the Class B members.

MANAGEMENT

Directors and Executive Officers

The following table provides information on our current executive officers and directors:

Name	Age	Positions

Martin A. Sumichrast	50	Chairman of the Board of Directors, Chief Executive Officer and President
Mark S. Elliott	56	Chief Financial Officer and Chief Operating Officer
Erik Sterling	63	Director
Anthony K. Shriver	52	Director
Seymour G. Siegel	74	Director
Bakari Sellers	32	Director
Gregory C. Morris	56	Director

Martin A. Sumichrast. Mr. Sumichrast has served as a member of the board of directors since our inception, and has served as our chief executive officer and president since September 2016. Since 2012, Mr. Sumichrast has served as Managing Director of a family office, managingfamily wealth, which he formed in March 2012 and subsequently incorporated into Washington Capital, LLC in December 2012. Since September 2013 he has been a Managing Member of Stone Street Capital, LLC, a Charlotte, North Carolina-based private investmentcompany. Stone Street Capital, LLC manages specific purpose investment entities, as well as traditional private equity funds. Mr. Sumichrast serves as a Trustee and Chairman of the Nominating and Governance Committees of the Babson Capital Growth Short Duration High Yield Fund, Inc. (NYSE: BGH) and the Babson Capital Funds Trust, Inc. From January 2015 until January 2016, he was also a member of the board of directors of Social Reality, Inc. (NADASQ:SRAX) and served as a member of the Audit Committee. From its formation in 2014 until March 1, 2017 he served as Chairman of the Board of Directors of Kure Corp., a privately-held company. Mr. Sumichrast also serves as Managing Director of Washington Capital, LLC, his family office. We selected Mr. Sumichrast's to serve on our board of directors based upon his significant experience both as an investor and advisor, as well as his experience as a member of a board of directors of a listed company.

Mark S. Elliott. Mr. Elliott has been our chief financial officer since October 2016 and our chief operating officer since January 2017. He has over 30 years of business experience spanning the financial, retail, consulting and government sectors and includes time at Fortune 500 and regional firms. Mr. Elliott began his career in the technology arena and worked with such Fortune 500 companies as JCPenney and First Union National Bank within their corporate headquarters. Mr. Elliott moved into the consulting arena as a regional technology specialist and eventually moved into senior management as a Director for Contract Data Services (acquired by Inacom Information Systems). This position involved all aspects of the business including staff management, business development, strategy, and managing the profitability of multiple divisions. Mr. Elliott was a founder and partner of Premier Alliance Group (now named root9B Holdings, Inc. NASDAQ:RTNB) and was the Chairman and CEO of the company from 2004 to 2013 where he oversaw the strategic direction and operation of the company.He directed the transformation of the company to a public market company and successfully oversaw and integrated 6 merger and acquisition transactions that strategically positioned the company. Mr. Elliott has had compliance, financial reporting, and strategic responsibilities within the company (serving as the CFO also from 2004 to 2010 and as the Chief Administrative Officer of the company from 2014 to 2015). Mr. Elliott is also an independent advisor for Malidan Capital Group a firm specializing in business restructuring and turn around management consulting. Mr. Elliott received a Bachelor of Science degree with a concentration in Computer Science and Management from Marshall University.

Erik Sterling. Mr. Sterling has served as a member of our board of directors since April 2015. Mr. Sterling is the founder of Sterling/Winters Company, a brand building, marketing and management firm established 1978 and now a wholly-owned subsidiary of kathy ireland Worldwide. Today the efforts of Sterling/Winters Company encompass branded merchandise development, licensing and entertainment programming. Mr. Sterling also serves as Vice Chairman and Chief Financial Officer of kiWW. Over the past 22 years, the Kathy Ireland brand has included leading manufacturers of furniture, flooring, lighting, bedding, decorative accessories, wall art, tabletop, window coverings, precious jewelry, watches, sewing patterns, fashion accessories, sportswear, women and girls swimwear, active wear, maternity, intimate apparel, sleepwear, shoes, golf wear, fitness equipment, publishing, made-for-television movies and specials. Mr. Sterling serves on the National board of directors for Project Inform, an HIV/AIDS treatment advocacy group which provides free treatment information to its subscribers, and holds memberships in the American Film Institute, Academy of Television Arts & Sciences and the Hollywood Radio & Television Society. We selected Mr. Sterling to serve on our board of directors because he brings to the board extensive branding and marketing company experience, and brings to the board significant executive leadership and operational experience. Mr. Sterling is the father of Mr. Roseberry.

Anthony K. Shriver. Mr. Shriver has been a member of our board of directors since June 2015. Mr. Shriver is the Chairman of Best Buddies® International, a nonprofit 501(c)(3) organization he founded in 1989 which is dedicated to establishing a global volunteer movement that creates opportunities for one-to-one friendships, integrated employment and leadership development for people with intellectual and developmental disabilities (IDD). Best Buddies has grown from one original chapter to almost 1,900 middle school, high school, and college chapters worldwide, engaging participants programs in each of the 50 United States, and over 50 countries around the world. Mr. Shriver is a member of the board of directors of Kure Corp., a privately-held company. Mr. Shriver, who graduated from Georgetown University, has been recognized for his work on behalf of Best Buddies with diverse international accolades and honorary degrees. We selected Mr. Shriver to serve on our board of directors based upon his lifelong commitment to charitable efforts and his dedication to the principles upon which our company seeks to operate.

Seymour G. Siegel. Mr. Siegel has been a member of our board of directors since March 2017. Mr. Siegel, a certified public accountant, no longer in practice, has over 35 years of experience in public accounting and SEC regulatory matters and has a strong background in mergers and acquisitions, start-ups, SEC reporting, cost cutting initiatives, profit enhancements and business operations. Since 2014 he has been President of Siegel Rich, Inc., a consulting firm. From April 2000 until July 2014, Mr. Siegel was a principal emeritus at Rothstein Kass & Company, P.C. (now KPMG), an international firm of accountants and consultants. Mr. Siegel was a founder of Siegel Rich & Co., CPAs, which eventually merged with what is now known as WeiserMazars LLP, where he was a senior partner until selling his interest and co-founding a business advisory firm which later became a part of Rothstein Kass. He received his Bachelor of Business Administration from the Baruch School of The City College of New York. He has been a director and officer of numerous business, philanthropic and civic organizations. As a professional director, he has served on the boards of approximately a dozen public companies over the last 25 years. Since 2005 he has been a member of the board of directors and chairman of the audit committees of Air Industries Group, Inc. (NYSE American:AIRI) and root9B Holdings, Inc. (NASDAQ:RTNB). Mr. Siegel served as a member of the board of directors of Hauppauge Digital, Inc., from 2003 until 2014, and as a member of the board of directors of Oak Hall Capital Fund, Prime Motor Inns Limited Partnership, Noise Cancellation Technologies, Inc., and Emerging Vision, Inc., among others. We have selected Mr. Siegel as a member of our board of directors as a result of his extensive experience in mergers and acquisitions, public companies and boards, financial reporting and business advisory services.

 Bakari Sellers. Mr. Sellers has been a member of our board of directors since March 2017. Mr. Sellers, an attorney, has been a member of the Strom Law Firm, LLC, in Columbia, South Carolina since 2007. Mr. Sellers is a former member of the South Carolina House of Representative, where he represented the 90th District beginning in 2006, making history as the youngest member of the South Carolina state legislature and the youngest African American elected official in the nation. In 2014, he became the Democratic nominee for Lt. Governor of South Carolina. He has worked for United States Congressman James Clyburn and former Atlanta Mayor Shirley Franklin. Earning his undergraduate degree from Morehouse College, where he served as student body president, and his law degree from the University of South Carolina, Mr. Sellers has followed in the footsteps of his father, civil rights leader Cleveland Sellers, in his tireless commitment to service taking championing progressive policies to address issues ranging from education and poverty to preventing domestic violence and childhood obesity. He has served as a featured speaker at events for the National Education Association, College Democrats of America National Convention, the 2008 Democratic National Convention and, in 2007, delivered the opening keynote address to the AIPAC Policy Conference in Washington, DC. Mr. Sellers is a political commentator at CNN. We selected Mr. Sellers as a member of our board of directors as a result of his leadership experience, commitment to public policy and legal background.

Gregory C. Morris. Mr. Morris has been a member of our board of directors since March 2017. Mr. Morris has worked in positions involving finance, investments, benefits, risk management, legal and human resources for more than 30 years. Since June 2016 he has served as the Vice President of Human Resources for Healthstat, Inc., a privately held company providing onsite health clinics and workplace wellness programs. Prior to that, from January 2013 until June 2015, he was the Vice President of Administration and Corporate Secretary at Swisher Hygiene (at that time a NASDAQ-listed company), leading the human resources and legal functions. He was employed by Snyder’s-Lance, Inc. (NASDAQ: LNCE) for 15 years prior to joining Swisher Hygine, Inc., holding the positions of Vice President-Human Resources and Senior Director – Benefits and Risk Management. At Snyder’s-Lance, Mr. Morris served as the Chairman of the Risk Management Committee, chaired the Business Continuity Plan Steering Committee, and was a member of the Corporate Mergers & Acquisitions team. Prior to joining Snyder’s-Lance, he held various positions with Belk Stores, Collins & Aikman and Laporte plc. Mr. Morris has served as a board member for root9B Holdings, Inc. (NASDAQ:RTNB) since 2008 where he chairs the Compensation Committee and also serves on the Audit Committee. Mr. Morris also served as a board member for the Second Harvest Food Bank of Metrolina from 2001 to 2016. Mr. Morris received a Bachelor of Science degree in Accounting from West Virginia University. We selected Mr. Morris as a member of our board of directors as a result of his extensive executive level experience in public companies regarding human resources, accounting, compliance and compensation matters as well as public board experience.

The term of office of each director is until the next annual election of directors and until a successor is elected and qualified or until the director’s earlier death, resignation or removal. Officers are appointed by the board of directors and serve at the discretion of the Board. There are no family relationships between any of the executive officers, directors and director nominees.

Kathy Ireland – Chairman Emeritus and Chief Brand Strategist

Under the terms of the consulting and advisory agreement with kathy ireland® Worldwide, Ms. Ireland serves in the non-executive, non-voting roles of our Chairman Emeritus, an honorary title, and Chief Brand Strategist. She is one of America’s leading design and marketing executives. Ms. Ireland is the founder of her own private enterprise, kathy ireland® Worldwide, an entity that began by selling a single pair of socks and morphed, after selling 100 million pairs, into what Forbes reports as a licensing empire. Ms. Ireland is referenced, by Forbes as, “First Lady of Fly Over Country” and in 2017, as one of the most successful, self-made women in America. Ms. Ireland is recognized for utilizing her business platforms to serve global nonprofit causes. Ms. Ireland is Founding Ambassador for the Dream Foundation, America’s first wish fulfillment organization for terminally ill adults. Global Ambassador for the Elizabeth Taylor AIDS Foundation, Hardwired, Best Buddies International, YWCA GLA and numerous other causes, including fundraising efforts for military families, women and children’s health, as well as the battle against Human Trafficking.

Key Management

The following table provides information on key management for our business lines:

Name	Positions

Elizabeth Pence	Co-Managing Director, Beauty & Pin-Ups
Brian Anderson	Co-Managing Director, Beauty & Pin-Ups
Stephen Roseberry	Co-Managing Director, I’M1; President, I'M1; Co-Managing Director, EE1; President, EE1
Jon Carrasco	Global Creative Director, I’M1 and EE1
Tommy Meharey	Co-Managing Director, I’M1
Nic Mendoza	Co-Managing Director, EE1

Elizabeth Pence. Mrs. Pence, an employee of our company, is responsible for developing sales partnerships for Beauty & Pin-Ups within the professional beauty industry and building a unique marketing and education platform to support sales. She has spent over 22 years leading sales organizations in the professional beauty business. As Vice President of Field Sales for Salon Centric (a division of L’Oreal), she led the sales integration of various L’Oréal acquisitions of family owned businesses within the industry, including Columbia Beauty Supply, which her family owned since 1920.

Brian Anderson. Mr. Anderson, an employee of our company, began his career at his family’s business, Columbia Beauty Supply, where he was instrumental in growing the company to a $60 million enterprise. During his tenure, it became the largest family-owned beauty distribution company in the Southeast and a major distributor of L’Oreal products, the largest beauty care company in the world. L’Oreal acquired Columbia Beauty Supply in 2008.

Stephen Roseberry. Mr. Roseberry is President, Chief Marketing Officer and member of the board of directors of kathy ireland® Worldwide and Sterling/ Winters Company (SWC), and has spent his entire career in service to Kathy Ireland and her business endeavors. Mr. Roseberry began his career as an assistant to one of Ms. Ireland’s personal managers during her modeling and acting career. He quickly rose from an entry level position to head the talent business unit of Sterling/ Winters Company (SWC), a firm which Ms. Ireland purchased. SWC clients past and present are Janet Jackson, Dolly Parton, Elizabeth Taylor, The Pointer Sisters, Kenny Loggins, Steve Guttenberg, and many other celebrities.  Mr. Roseberry develops all marketing and licensing programs for kathy ireland® Worldwide and was instrumental in transforming kathy ireland® Worldwide into a global licensing powerhouse. Mr. Roseberry is the son of Mr. Sterling and the spouse of Mr. Carrasco.

Jon Carrasco. Mr. Carrasco is the Global Creative Director and executive vice present of kathy ireland® Worldwide where he is responsible for all creative aspects at kathy ireland® Worldwide. Among his passions are photography and philanthropy. Mr. Carrasco has represented and worked with Kathy Ireland® for over 25 years. Mr. Carrasco is the spouse of Mr. Roseberry.

Tommy Meharey. Mr. Meharey is a Marine, a contractor and a model. His advertising campaigns have taken place globally in Hawaii, New York, California, Thailand, Japan and Indonesia, including Cartier, Gucci, Louis Vuitton, Nivea, Zara, Tim Gunn’s Project Runway, Hawaii Five-0, Lost, and Flirting with Forty. As a Marine, Mr. Meharey was stationed in Hawaii, Japan, Okinawa, Philippines, Australia and other countries, which are not at liberty to be discussed. He is a kathy ireland® Worldwide Vice President and serves on the kathy ireland® Worldwide board of directors. Mr. Meharey is a curator for weddings, real estate, and financial products, a contributor to Worldwide Business with kathy ireland and Modern Living with kathy ireland, which airs globally, in addition to having produced Janet Jackson’s Unbreakable tour in Hawaii.

Nic Mendoza. Mr. Mendoza is a Los Angeles based multimedia producer, the youngest Vice President of kathy ireland® Worldwide, and Executive Assistant to Jason Winters, Vision Strategist for kathy ireland® Worldwide. From 2011 to 2015, he worked as a member of the management team on Janet Jackson’s Number 1’s Up Close & Personal and Unbreakable Tours, respectively. He is also producer of Marilyn McCoo and Billy Davis, Jr.’s current live tour Up, Up & Away! a musical fable with The Next Dimension. Nic recently produced E&M, an album from Santa Barbara-based duo Erik & Madeleine.

Leadership Structure and Risk Oversight

Mr. Martin A. Sumichrast serves as both our chief executive officer and chairman of our board of directors. Messrs. Shriver, Siegel, Sellers and Morris are each considered an independent director within the meaning of Section 803 of the NYSE American LLC Company Guide. We do not have a “lead” independent director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks we face, while the board, as a whole and through itscommittees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management process designed and implemented by management are adequate and functioning as designed. To do this, the chairman of the board meets regularly with management to discuss strategy and the risks facing our company. The CFO attends the board meetings and is available to address any questions or concerns raised by the board on risk management and any other matters. The chairman of the board and independent members of the board work together to provide strong, independent oversight of our company’s management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Board Committees

In January 2017 our board of directors established standing Audit, Compensation and Corporate Governance and Nominating Committees. Each committee has a written charter. The charters are available on our website at www.levelbrands.com.Information concerning the current membership and function of each committee is as follows:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Anthony K. Shriver		✓

Erik Sterling			✓

Seymour G. Siegel	✓(C)	✓

Bakari Sellers	✓		✓(C)

Gregory C. Morris	✓	✓(C)	✓

C = chairman

Audit Committee

The Audit Committee assists the board in fulfilling its oversight responsibility relating to:

●	the integrity of our financial statements;

●	our compliance with legal and regulatory requirements; and

●	the qualifications and independence of our independent registered public accountants.

The Audit Committee has the ultimate authority to select, evaluate and, where appropriate, replace the independent auditor, approve all audit engagement fees and terms, and engage outside advisors, including its own counsel, as it deems necessary to carry out its duties. The Audit Committee is also be responsible for performing other related responsibilities set forth in its charter.

The Audit Committee is composed of three directors, Messrs. Siegel, Sellers and Morris, each of whom has been determined by the board of directors to be independent within the meaning of Section 803 of the NYSE American LLC Company Guide. In addition, Mr. Siegel meets the definition of “audit committee financial expert” under applicable SEC rules.

Compensation Committee

The Compensation Committee assists the board in:

●	determining, in executive session at which our chief executive officer is not present, the compensation for our CEO or president, if such person is acting as the CEO;

●	discharging its responsibilities for approving and evaluating our officer compensation plans, policies and programs;

●	reviewing and recommending to the board regarding compensation to be provided to our employees and directors; and

●	administering our equity compensation plan.

The Compensation Committee is charged with ensuring that our compensation programs are competitive, designed to attract and retain highly qualified directors, officers and employees, encourage high performance, promote accountability and assure that employee interests are aligned with the interests of our shareholders. The Compensation Committee is composed of three directors, Messrs. Morris, Shriver and Siegel, each of whom has been determined by the board of directors to be independent within the meaning of Section 803 of the NYSE American LLC Company Guide.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee:

●	assists the board in selecting nominees for election to the Board;

●	monitor the composition of the board;

●	develops and recommends to the board, and annually reviews, a set of effective corporate governance policies and procedures applicable to our company; and

●	regularly review the overall corporate governance of the Corporation and recommends improvements to the board as necessary.

The purpose of the Corporate Governance and Nominating Committee is to assess the performance of the board and to make recommendations to the board from time to time, or whenever it shall be called upon to do so, regarding nominees for the board and to ensure our compliance with appropriate corporate governance policies and procedures. The Corporate Governance and Nominating Committee is composed of three directors, two of whom (Messrs. Sellers and Morris) have been determined by the board of directors to be independent within the meaning of Section 803 of the NYSE American LLC Company Guide.

Shareholder Nominations

Shareholders who would like to propose a candidate may do so by submitting the candidate’s name, resume and biographical information to the attention of our Corporate Secretary. All proposals for nomination received by the Corporate Secretary will be presented to the Corporate Governance and Nominating Committee for appropriate consideration. It is the policy of the Corporate Governance and Nominating Committee to consider director candidates recommended by shareholders who appear to be qualified to serve on our board of directors. The Corporate Governance and Nominating Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the board of directors and the committee does not perceive a need to increase the size of the board of directors. In order to avoid the unnecessary use of the Corporate Governance and Nominating Committee’s resources, the committee will consider only those director candidates recommended in accordance with the procedures set forth below. To submit a recommendation of a director candidate to the Corporate Governance and Nominating Committee, a shareholder should submit the following information in writing, addressed to the Corporate Secretary of Level Brands at our main office:

●	the name and address of the person recommended as a director candidate;

●	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act;

●	the written consent of the person being recommended as a director candidate to be named in the proxy statement as a nominee and to serve as a director if elected;

●
as to the person making the recommendation, the name and address, as they appear on our books, of such person, and number of shares of our common stock owned by such person; provided, however, that if the person is not a registered holder of our common stock, the person should submit his or her name and address along with a current written statement from the record holder of the shares that reflects the recommending person’s beneficial ownership of our common stock; and

●	a statement disclosing whether the person making the recommendation is acting with or on behalf of any other person and, if applicable, the identity of such person.

Code of Ethics and Conduct and Insider Trading Policy

In January 2017 we adopted a Code of Ethics and Conduct which applies to our board of directors, our executive officers and our employees. The Code of Ethics and Conduct outlines the broad principles of ethical business conduct we adopted, covering subject areas such as:

●	conflicts of interest;

●	corporate opportunities;

●	public disclosure reporting;

●	confidentiality;

●	protection of company assets;

●	health and safety;

●	conflicts of interest; and

●	compliance with applicable laws.

A copy of our Code of Ethics and Conduct is available on our website at www.levelbrands.com.

Additionally, all of our directors, officers, employees and consultants are subject to our Insider Trading Policy. Our Insider Trading Policy prohibits the purchase, sale or trade of our securities with the knowledge of material nonpublic information. In addition, our Insider Trading Policy prohibitsour employees, officers, directors, and consultants from trading on a short-term basis, engaging in a short sale of our securities, engaging in transactions in puts, call or other derivatives tied to our securities, engaging in hedging transactions, holding any of our securities in a margin account or otherwise pledging our securities as collateral for a loan. Any transactions by our directors, officers, employees and consultants must be first pre-cleared by our chief executive officer in an effort to assist these individuals from inadvertently violating our Insider Trading Policy. Our Insider Trading Policy also fixes certain quarterly and event specific blackout periods.

Limitation on Liability

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or non-statutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Our bylaws provide for indemnification to thefullest extent permitted by law for persons who serve as a director, officer, agent or employee of Level Brands or at the request of Level Brands serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, we may indemnify our directors, officers, agents or employees in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. We have purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify us and our officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article 6 of our Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action for breach of duty as a director.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Director Compensation

Prior to December 2016, none of our directors received compensation for services performed as directors. In December 2016, the board of directors adopted a formal compensation plan for our independent directors which was amended by the board in January 2017. Currently, our board compensation plan effective for non-management directors includes:

●
annual retainer of $10,000;
●
annual retainer for committee chairpersons as follows: $15,000 for the Audit Committee Chairman; $5,000 for the Compensation Committee Chairman; and $2,500 for the Corporate Governance and Nominating Committee Chairman,
●
annual retainer for committee members as follows: $6,000 for service on the Audit Committee; $2,000 for service on the Compensation Committee; and $1,000 for service on the Corporate Governance and Nominating Committee, and
●
$1,500 for each scheduled board meeting attended.

In addition board members are reimbursed for out-of-pocket expenses related to participation in board and committee meetings.

The following table provides information concerning the compensation paid to our independent directors for their services as members of our board of directors for the fiscal year ended September 30, 2016. The information in the following table excludes any reimbursement of out-of-pocket travel and lodging expenses which we may have paid:

Director Compensation
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Erik Sterling	-	-	-	-	-	-	-
Anthony K. Shriver	-	-	-	-	-	-	-
———————
In October 2016 the board of directors awarded restricted stock grants of 40,000 shares of our common stock valued at $34,000 which vest on January 1, 2018 to each of Messrs. Sterling and Shriver as compensation for services in fiscal 2017.

EXECUTIVE COMPENSATION

The following table summarizes all compensation recorded by us in the past two fiscal years for:

● our principal executive officer or other individual serving in a similar capacity;
● our two most highly compensated executive officers (as that term is defined under Rule 3b-7 of the Exchange Act) other than our principal executive officer who were serving as executive officers at September 30, 2016; and
● up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer at September 30, 2016.

For definitional purposes, these individuals are sometimes referred to as the “named executive officers.” The amounts included in the “Option Awards” column represent the aggregate grant date fair value of the stock options, computed in accordance with ASC Topic 718. The assumptions made in the valuations of the option awards are included in Note 8 of the notes to our audited consolidated financial statements appearing elsewhere in this Offering Circular.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	No equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Martin A. Sumichrast (1)	2016	-	-	-	-	-	-	-	0
Chief Executive Officer	2015	-	-	-	-	-	-	-	0

Kenneth F. Kahn (2)	2016	150,000	-	-	-	-	-	-	150,000
Former Chief Executive Officer	2015	105,000	-	-	-	-	-	-	105,000

Brian Anderson	2016	150,000	-	-	-	-	-	-	150,000
Former Executive Vice President (3)	2015	105,000	-	-	-	-	-	-	105,000
———————

(1)
Mr. Sumichrast has served as our chief executive officer since September 2016 and a member of our board of directors since inception and initially served without compensation. In January 2017 we entered into an employment agreement with Mr. Sumichrast pursuant to which he receives a base salary of $120,000. The amount of compensation paid to Mr. Sumichrast excludes amounts paid to Stone Street Partners, LLP. See “Certain Relationships and Related Party Transactions” appearing later in this Offering Circular.

(2)	Mr. Kahn served as our chief executive officer and a member of our board of directors from March 2015 until September 2016.

(3)	Mr. Anderson served as Executive Vice President and a member of our board of directors from March 2015 until September 2016.

Executive Compensation Arrangements

During fiscal 2016 we were not a party to any employment agreements with any executive. In fiscal 2016 Messrs. Kahn’s and Anderson’s compensation was determined by the board of directors of which they were members.

On October 1, 2016 we entered into a letter agreement with Mr. Elliott under which we engaged him to serve as our Chief Financial Officer. Under the terms of the agreement, we paid him initial base monthly compensation of $6,000. The agreement further provided that on January 1, 2017 we would issue him 20,000 shares of our common stock valued at $17,000; and grant him option to purchase an additional 100,000 shares of our common stock with an exercise price of $7.50 per share which vests on January 1, 2018. The letter agreement with Mr. Elliott was superseded by an employment agreement described below.

In addition, in October 2016 our board of directors granted Mr. Sumichrast a restricted stock award of 150,000 shares of our common stock valued at $127,500 as incentive compensation for his continued service to our company. The shares vest on the earlier of January 1, 2018 or his death.

In January 2017 we entered into employment agreements with each of Mr. Sumichrast and Mr. Elliott, the terms of which are substantially similar, including:

●
the term of each agreement is for one year and it may be extended for additional one year periods at our option upon 60 days’ notice;
●
the executive is entitled to an annual base salary of $120,000. The agreement initially provided that the compensation due Mr. Sumichrast is would accrue until the completion of this offering, after which time all accrued compensation will was be paid to him. In April 2017 the employment agreement with Mr. Sumichrast was amended to provide that we begin paying Mr. Sumichrast his compensation on a current basis;
●
the executive is entitled to a discretion bonus as determined by our board of directors;
●
the executive is entitled to participate in all benefit programs we offer our employees, and such amount of paid vacation as is consistent with his position and length of service to us;
●
the agreement will terminate upon his death or disability, and may be terminated by us with or without cause, subject to cure periods, or by the executive at his discretion. The executive is not entitled to any severance or similar benefits upon a termination of the agreement; and
●
the agreement contains customary non-compete, confidentiality and indemnification provisions.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of September 30, 2016:

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity (#) Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Martin A. Sumichrast	-	-	-	-	-	-	-	-	-

Kenneth F. Kahn(1)	-	-	-	-	-	-	-	-	-

William Brian Anderson(2)	-	-	-	-	-	-	-	-	-

(1) Former Chief Executive Officer and Director

(2) Former Executive Vice President and Director

Indemnification Agreements

Our articles of incorporation and by-laws provide for the indemnification of our directors and officers to the fullest extent permitted by the North Carolina General Statutes. In addition to the indemnification provided under our certificate of incorporation and by-laws, we have entered into separate indemnification agreements with each of our current directors. Under these agreements, we have agreed to indemnify the director (in excess of statutory indemnification and subject to limited exceptions) in connection with the occurrence of any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, in which the director is a party or is threatened to be made a party, by reason of the fact that the individual is a director of our company, against any and all expenses, including all costs, charges and expenses incurred in connection with any proceeding (including reasonable expert, consultant and attorneys’ fees and all reasonable disbursements), judgments, fines and amounts paid in settlement including, without limitation, expenses of investigation, judicial or administrative proceedings and appeals. We expect to enter into similar agreements with our director nominees in the near future.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors pursuant to the agreements, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our audit committee will review any transaction in which we or any of our directors, nominees for director, executive officers or holders of more than 5% of our common stock or any of their immediate family members, is, was or is proposed to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of our average total assets at year-end for our last two completed fiscal years.  Our management is responsible for determining whether a transaction contains the characteristics described above requiring review by our board of directors.

Since our inception in March 2015 we have engaged in the following transactions with our directors, executive officers, and owners of 10% or more of our common stock. A number of these transactions related to loans providing working capital to us or transactions involving the provision of management advisory services while in our early stage of development. We do not expect to enter into similar related party transactions in the future following the closing of this offering. The foregoing transactions are in addition to compensatory issuances to our directors and executive officers which are described earlier in this Offering Circular. Set forth below are all related party transactions with our directors, executive officers and 10% or greater shareholders since inception:

Transactions with affiliates of Mr. Sumichrast

●
in March 2015 we borrowed $150,000 from Stone Street Partners, LLC, an affiliate of Mr. Sumichrast, under the terms of a promissory note. We used these proceeds for general working capital. In April 2015 we entered into a conversion agreement with Stone Street Partners, LLC under which this note, plus an additional $850,000 paid to us, was converted into 1,000,000 shares of our common stock;

●
in April 2015, we entered into an advisory services agreement with Stone Street Partners, LLC pursuant to which it agreed to provide us certain management services for a monthly fee of $10,000, payable at the earlier of such time as we had sufficient capital to satisfy this obligation or upon the closing of an offering resulting in gross proceeds to us of at least $5 million. In October 2016 we entered into a termination agreement of this advisory services agreement under which we paid Stone Street Partners, LLC $50,000 and issued it 36,000 shares of our common stock, valued at $270,000, in full satisfaction of all obligations. In addition, we issued 40,000 shares of our common stock for additional consulting services which were outside the original scope of service, which were valued at $300,000.

●
in August 2015, we entered into revolving line of credit for up to $1 million with LBGLOC LLC. Stone Street Partners Opportunity Fund II, LLC, an affiliate of Mr. Sumichrast, was a member of LBGLOC LLC at the time we entered into the revolving credit facility. Amounts drawn by us under the credit line bore interest at 10% per annum and we granted LBGLOC LLC a security interest in our assets to secure our obligations under this credit line. Stone Street partners Opportunity Fund II, LLC provided $300,000 under this credit line which were used for inventory related expense. In November 2015 the fund exited the line of credit and we repaid the principal with interest of $8,750.  In June 2017 the lender converted $879,380 due under the line of credit, representing outstanding principal and accrued but unpaid interest, into 222,627 shares of our common stock at a conversion price of $3.95 per share in full satisfaction of these obligations. Upon this conversion, the security interest we had previously granted in our assets was released.

●
from time to time Stone Street Partners, LLC advanced funds to us for working capital under the terms of a promissory note dated July 20, 2016. Between July 2016 and August 2016 we borrowed $303,966 under this note. Between September 2016 and December 2016 we repaid the advances together with interest in the amount of $3,352;

●
in March 2017 I'M1 entered into a consulting agreement and a license agreement with Kure Corp. Mr. Sumichrast served as Chairman of the Board of Kure Corp. from its formation in 2014 until March 1, 2017 and he continues to beneficially own approximately 9% of Kure Corp. We sub-lease our principal executive offices from a subsidiary of Kure Corp.; and

●
in July 2017 we sold Stone Street Partners, LLC the 65 shares of NuGene's Series B Convertible Preferred Stock which was issued to us as partial compensation under the terms of the consulting agreement between NuGene and I'M1 for $475,000. At closing, Stone Street Partners, LLC tendered $200,000 in cash to us together with a $275,000 principal amount 3% promissory note due July 31, 2018. To secure the payment of this note, 38 of these shares were deposited into escrow with our counsel. Upon the payment of the note, the shares will be released to Stone Street Partners, LLC. If the note is not timely paid, the shares will be returned to us by the escrow agent.

Transactions with affiliates of Mr. Sterling

●
in April 2015, we sold kathy ireland® Worldwide, an affiliate of Mr. Sterling, a five-year warrant to purchase 500,000 shares of our common stock at an exercise price of $1.25 per share for $25,000. Subsequent to this transaction, kathy ireland® Worldwide transferred a portion of the warrant to a third-party. These warrants were exercised on a cashless basis in March 2016;

●
in April 2015, we also entered into a management services agreement with kathy ireland® Worldwide pursuant to which it agreed to provide management certain creative and marketing services. As compensation, we paid kathy ireland® Worldwide $100,000 upon the execution of the agreement and agreed to pay it a deferred monthly fee of $10,000, to the extent kathy ireland® Worldwide was providing services to us, an annual fee of 10% of the gross margins of our company after the first $10 million in revenues; and a $750,000 royalty fee. In October 2016 we entered into a termination of management services agreement with kathy ireland® Worldwide under which the management services agreement was terminated upon the payment to it of $50,000;

●
in February 2017, we entered into a master advisory and consulting agreement with kathy ireland® Worldwide, as amended, pursuant to which we have engaged the company to provide non-exclusive strategic advisory services to us under a term expiring in February 2015. As compensation under the agreement we agreed to pay kathy ireland® Worldwide a nominal monthly fee. We are also responsible for the payment of expenses incurred by Ms. Ireland or kathy ireland® Worldwide in providing these services to us. In September 2017, we entered into an amendment to the agreement, under which the parties also granted each other certain rights for opportunities introduced by one party to the other, including rights of first refusal and the payment of referral fees;

●
in September 2017, we entered into a license agreement with kathy ireland® Worldwide under which it granted us a non-transferrable license to use the kathy ireland® trademark, as well as Ms. Ireland's likeness, videos, photographs and other visual representations in connection with this offering, including the associated road shows, subject to its prior approval. Under the terms of the agreement, which expires on October 31, 2017, we agreed to pay kathy ireland® Worldwide $100,000, of which $50,000 has been paid, and the balance will be paid from the proceeds of this offering; and

●
in September 2017, we also entered into a wholesale license agreement with kathy ireland® Worldwide under which we were granted an exclusive, royalty free right to license, assign and use the kathy ireland® Health & Wellness™ trademark, and all trade names, trademarks and service marks related to the intellectual property including any derivatives or modifications, goodwill associated with this intellectual property when used in conjunction with health and wellness as well as Ms. Ireland's likeness, videos, photographs and other visual representations connected with kathy ireland® Health & Wellness™. As compensation under this agreement, we agreed to pay kathy ireland® Worldwide a marketing fee of $840,000, of which $360,000 is payable from the proceeds of this offering and the balance is payable in equal annual installments beginning January 1, 2018, subject to acceleration. Under the terms of this agreement, we also agreed to pay kathy ireland® Worldwide a royalty of 33 1/3% of our net proceeds under any sublicense agreements we may enter into for this intellectual property.

Transactions with affiliates of Mr. Shriver

●
in January 2016 Beauty & Pin-Up's entered into a charitable agreement, as amended, with Best Buddies International pursuant we issued 30,000 shares of our common stock valued at $225,000 as a charitable contribution. Under the terms of this agreement which expires in December 2021 we agreed to recognize Best Buddies International as Beauty & Pin-Up's official charity partner and include its logo on our products.  The agreement also provides that we make a mandatory annual charitable cash contribution to Best Buddies International of ½ of 1% of Beauty & Pin-Up's annual net sales (after discounts and returns) for all sales of Beauty & Pin-Up's branded products up to $10 million, which increases to 1% of annual net sales in excess of $10 million. These cash contributions totaled $10,157 in fiscal 2016 and $1,114 during the first quarter of fiscal 2017;

●	in October 2016 we issued Best Buddies International an additional 20,000 shares of our common stock valued at $17,000 as a charitable contribution; and

●
in August 2017 EE1 entered into a representation agreement with Romero Britto and Britto Central, Inc. Alina Shriver, Mr. Shriver's wife, is President of Britto Licensing, an affiliate of the licensor. She also serves as Vice President of Art and Merchandise of Best Buddies International.

Transactions with affiliates of G. Tyler Runnels, a former member of our board of directors.

●	in April 2015, we sold Mr. G. Tyler Runnels, a former member of our board of directors, 500,000 shares of our common stock in a private transaction at a purchase price of $1.00 per share;

●
In June 2015, we engaged T.R. Winston & Co., LLC, a broker-dealer and member of FINRA that is an affiliate of Mr. Runnels, to serve as our exclusive placement agent in a private placement of our securities which resulted in gross proceeds to us of $1,000,000. In this offering, we paid T.R. Winston & Co., LLC cash commissions of $60,000 and issued its affiliates five year placement agent warrants to purchase 50,000 shares of our common stock at an exercise price of $2.75 per share, which are exercisable on a cashless basis; and

●
in December 2015, we engaged T.R Winston & Co., LLC to serve as our exclusive placement agent in a private placement of our securities which resulted in gross proceeds to us of $2,150,000 in February 2016. In this offering, we paid T.R. Winston & Co., LLC cash commissions of $150,500 and issued its affiliates four year placement agent warrants to purchase 20,067 shares of our common stock at an exercise price of $8.75 per share, which are exercisable on a cashless basis. In February 2016 we reduced the exercise price of these warrants to $5.00 per share. These warrants and the warrants associated with the June 2015 placement were exercised on a cashless basis in October 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At September 14, 2017, we had 5,764,668 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock by:

●	each person known by us to be the beneficial owner of more than 5% of our common stock;

●	each of our directors;

●	each of our named executive officers;

●	our named executive officers and directors as a group; and

●
on a pro forma basis giving effect to the sale of _________ shares of common stock offered hereby, but giving no effect to the sale of the Additional Shares, if any, or the exercise of any outstanding options or warrants.

Unless specified below, the business address of each shareholder is c/o 4521 Sharon Road, Suite 407, Charlotte, NC 28211. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

		% of Class
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Prior to Offering	After the Offering
Directors and Named Executive Officers
Martin A. Sumichrast (1)	891,060	15.6%	%
Mark S. Elliott (2)	81,600	1.4%	%
Erik Sterling (3)(6)	166,667	2.9%	%
Anthony K. Shriver (4)	87,500	1.5%	%
Seymour G. Siegel	0	*	*
Bakari Sellers	0	*	*
Gregory G. Morris	0	*	*
All officers and directors as a group (seven persons) (1)(2)(3)(4)(6)	1,176,867	20.7%	%
5% or Greater Holders
G. Tyler Runnels (5)	600,000	10.5%	%
IM1 Holdings LLC (6)	583,000	10.2%	%
EE1 Holdings LLC (6)	283,000	5.0%	%

* Less than 1%.

(1)	The number of shares of our common stock owned by Mr. Sumichrast includes:
	●	325,834 shares owned of record by Stone Street Partners, LLC;

	●	294,586 shares owned of record by Stone Street Partners Opportunity Fund II, LLC; and

	●	270,600 shares owned of record by Washington Capital, LLC.

Mr. Sumichrast in his position at Stone Street Partners, LLC has the right to direct the vote and disposition of securities owned by Stone Street Partners, LLC. SCAP Management Group, LLC is the managing member of Stone Street Partners Opportunity Fund II, LLC. Mr. Sumichrast in his position at SCAP Management Group, LLC has the right to direct the vote and disposition of securities owned Stone Street Partners Opportunity Fund II, LLC. Mr. Sumichrast has voting and dispositive control over securities owned by Washington Capital LLC. Mr. Sumichrast disclaims beneficial ownership of the securities held of record by each of these entities except to the extent of his pecuniary interest therein. The number of shares of our common stock owned by Mr. Sumichrast excludes a grant of 150,000 shares which have not yet vested.

(2)	The number of shares of our common stock beneficially owned by Mr. Elliott includes:

●	1,680 shares held of record by his spouse's retirement account; and

●	50,000 shares underlying vested stock options.

The number of shares owned by Mr. Elliott excludes 100,000 shares underlying options which have not yet vested.

(3)
The number of shares of our common stock owned of record by Mr. Sterling include 166,667 shares owned of record by The Sterling/Winters Living Trust. Mr. Sterling has voting and dispositive control over securities held of record by The Sterling/Winters Living Trust. Mr. Sterling disclaims beneficial ownership of the securities held of record by this entity except to the extent of his pecuniary interest therein. See footnote 6. The number of shares of our common stock owned by Mr. Sterling excludes a grant of 40,000 shares which have not yet vested.

(4)
The number of shares of our common stock owned by Mr. Shriver includes 50,000 shares of our common stock held of record by Best Buddies International over which Mr. Shriver has voting and dispositive control, but excludes a grant of 40,000 shares which has not yet vested.

(5)
The number of shares of our common stock owned by Mr. Runnels includes 600,000 shares held of record by his family trust. Mr. Runnels has voting and dispositive control over securities held of record by his family trust. Mr. Runnel’s address is 2049 Century Park East, Suite 320, Los Angeles, CA 90067. Mr. Runnels was a member of our board of directors from April 2015 until August 2016.

(6)
Ms. Ireland, Mr. Sterling and Messrs. Jason Winters, Steven Roseberry and Jon Carrasco have shared voting and dispositive control over securities held of record by IM1 Holdings, LLC and EE1 Holdings, LLC. Each of these individuals disclaims beneficial ownership of the securities held of record by these entities except to the extent of her or his pecuniary interest therein. The address for each of these entities is 39 Princeton Drive, Rancho Mirage, CA 92270.

Securities authorized for issuance under equity compensation plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our shareholders as of September 30, 2016.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plans approved by our shareholders:
2015 Equity Compensation Plan	40,000	$2.00	1,135,000
Plans not approved by shareholders:	0	n/a	n/a

 2015 Equity Compensation Plan

On June 2, 2015, our board of directors and shareholders adopted our 2015 Equity Compensation Plan, which we refer to as the “2015 Plan,” initially covering 1,175,000 shares of common stock. The 2015 Plan also contains an “evergreen formula” pursuant to which the number of shares of common stock available for issuance under the 2015 Plan will automatically increase on the first trading day of January each calendar year during the term of the 2015 Plan, beginning with calendar year 2016, by an amount equal to 1% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to a maximum annual increase of 100,000 shares of common stock. The purpose of the 2015 Plan is to enable us to offer to our employees,officers, directors and consultants, whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company. The 2015 Plan is administered by our board of directors. Plan options may either be:

●
incentive stock options (ISOs);
●
non-qualified options (NSOs);
●
awards of our common stock; or
●
rights to make direct purchases of our common stock which may be subject to certain restrictions

Any option granted under the 2015 Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of grant, but the exercise price of any ISO granted to an eligible employee owning more than 10% of our outstanding common stock must not be less than 110% of fair market value on the date of the grant. The plan further provides that with respect to ISOs the aggregate fair market value of the common stock underlying the options which are exercisableby any option holder during any calendar year cannot exceed $100,000. The term of each plan option and the manner in which it may be exercised is determined by the board of directors or the compensation committee, provided that no option may be exercisable more than 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of the common stock, no more than five years after the date of the grant. In the event of any stock split of our outstanding common stock, the board of directors in its discretion may elect to maintain the stated amount of shares reserved under the plan without giving effect to such stock split. Subject to the limitation on the aggregate number of shares issuable under the plan, there is no maximum or minimum number of shares as to which a stock grant or plan option may be granted to any person.

DESCRIPTION OF SECURITIES

Our authorized capital is 150,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of blank check preferred stock, par value $0.001 per share. At September 14, 2017, there were 5,764,668 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our board of directors, without further shareholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board of directors may authorize the issuanceof preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors can fix limitations and restrictions, if any, upon the payment of dividends on both classes of our common stock to be effective while any shares of preferred stock are outstanding.

Stock Options

As of September 14, 2017, there are issued and outstanding stock options to purchase 333,300 shares of common stock, of which 71,632 are exercisable, with a weighted average exercise price of $5.83 per share.

Warrants

As of September 14, 2017, there are outstanding warrants to purchase 212,176 shares of common stock at an exercise price of $6.54 per share.

Registration Rights

In October 2016 we sold an aggregate amount of $2,125,000 of our 8% convertible promissory notes to accredited investors, and in connection with the issuance of the notes issued warrants to purchase 141,676 shares of our common stock at an exercise price of $7.80 per share. In June 2017, the note holders converted the principal amount of the notes and all accrued interest into 570,254 shares of our common stock. At the time of the original transaction, we granted the note holders piggy-back registration rights, which are exercisable following this offering, covering the shares of our common stock issued upon the conversion of the note and upon the future exercise of the warrants.

Transfer Agent

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

NYSE American Listing

We intend to apply to the NYSE American to list shares of our common stock under the symbol “LEVB.” In order to meet one of the requirements for listing our common stock on the NYSE American, the selling agents intend to sell lots of 100 or more shares to a minimum of 400 beneficial holders. Our common stock will not commence trading on the NYSE American until each of the following conditions are met: (i) the offering is terminated;and (ii) we have filed a post-qualification amendment to the Offering Statement and a registration statement on Form 8-A; and such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the SEC qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of the offering in orderthat the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on the NYSE American, we may wait before terminating the offering and commencing the trading of our common stock on the NYSE American in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our common stock and the commencement of exchange trading of our common stock on the NYSE American.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Based on the number of shares outstanding as of the date of this Offering Circular, upon the completion of this offering, _________ shares of our common stock will be outstanding, assuming no Additional Shares are sold and no exercise of outstanding options or warrants.

Rule 144

Pursuant to Rule 144 of the Securities Act, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that:

●	such person is not deemed to have been one of our affiliates at the time of, or at any time during, the three months preceding, a sale; and

●
we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of common stock then outstanding; or

●	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

For purposes of the six-month holding period requirement of Rule 144, a person who beneficially owns restricted shares of our common stock issued pursuant to a cashless exercise of a warrant shall be deemed to have acquired such shares, and the holding period for such shares shall be deemed to have commenced on the date the warrant was originally issued.

 Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this Offering Circular before selling shares pursuant to Rule 701.

Lock-Up Agreements

In connection with this offering, we and our officers and directors and holders of our outstanding securities have agreed to enter into lock-up agreements with the representative of the selling agents. See “Plan of Distribution” for more information.

PLAN OF DISTRIBUTION

 Engagement Agreement with Joseph Gunnar

We are currently party to an engagement agreement, as amended, with Joseph Gunnar & Co., LLC (“Joseph Gunnar”), who has agreed to act as sole book-runner and lead selling agent for us for the sale of our common stock in this offering. Joseph Gunnar has made no commitment to purchase all or any part of the shares of common stock but has agreed to use its best efforts to sell the shares of common stock being offered by us in the offering. The term of the engagement agreement began on __________ and will continue until _________, 2017, unless one of the following events occurs prior to ___________, in which case the engagement agreement would be terminated early:

●
we or Joseph Gunnar terminate the engagement agreement for any reason;

●
we execute a definitive selling agency agreement, which we intend to enter into with Joseph Gunnar, as lead selling agent; or

●
we decide not to proceed with the offering or withdraw any offering statement submitted to or filed with the SEC.

The selling agents (as defined below) are not purchasing any of the shares in this offering and are not required to sell any specific number or dollar amount of securities, but will instead arrange for the sale of securities to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the securities. The selling agents may sell some of the shares in this offering through selected dealers.

  Reimbursable expenses in the event of termination. In the event the offering does not close or the engagement agreement is terminated for any reason, we have agreed to reimburse Joseph Gunnar for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including Joseph Gunnar’s legal fees, up to $150,000, less the $30,000 paid to date.

Commission and Expenses. We will pay Joseph Gunnar a commission equal to 7% of the gross proceeds of the sale of shares of common stock sold by us in this offering, including any shares sold subject to the additional share option. If any shares are sold through selected dealers, such selected dealers will receive a commission of $ per share sold.

We have agreed to pay Joseph Gunnar, as lead selling agent, a non-accountable expense allowance of 1% of the gross proceeds received by us in the offering. We have paid an expense deposit of $30,000 to the lead selling agent, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the lead selling agent in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition, we have also agreed to pay the following expenses of the lead selling agent relating to the offering: (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (b) all filing fees and communication expenses associated with the review of this offering by FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriter, including the reasonable fees and expenses of the underwriter’s blue sky counsel up to $20,000; (d) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (e) the selling agents’ legal fees incurred in connection with this offering in an amount up to $75,000; (f) $20,000 of the representatives’ actual accountable road show expenses for the offering; and (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones in an amount not to exceed $2,500 in the aggregate.

We estimate the expenses of this offering payable by us, not including commissions, will be approximately $ .

Officer and Directors. Our officers and directors shall be entitled to purchase shares in the offering. Any such purchases shall be conducted in compliance with the applicable provisions of Regulation M.

Additional Share Option

We have granted the selling agents an option, exercisable no later than 45 calendar days after the closing of this offering, to sell up to an additional $5,000,000 of shares of common stock from us at the same price as the other shares sold for us in this offering. There is no minimum number of shares of common stock that must be sold in order to close this offering; however, the offering is contingent upon notification from the NYSE American that our common stock has been approved for listing hereby.

Selling Agents’ Warrants

              Upon each closing of this offering, we have agreed to issue to Joseph Gunnar as additional compensation warrants to purchase a number of shares of the common stock equal to 5% of the total shares of the common stock sold in the offering (the Selling Agents’ Warrants). The Selling Agents’ Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share of the shares of common stock sold in this offering. The Selling Agents’ Warrants are exercisable at any time and from time to time, in whole or in part, during the four year period commencing one year from the date on which the offering statement is qualified.

The Selling Agents' Warrants and the shares of our common stock underlying the Selling Agents’ Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Joseph Gunnar, or permitted assignees under such rule, may not exercise, sell, transfer, assign, pledge, or hypothecate the Selling Agents’ Warrants or the shares of our common stock underlying the Selling Agents' Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Selling Agents’ Warrants or the underlying shares for a period of 180 days from the applicable closing. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the the date on which the offering statement is qualified in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the the date on which the offering statement is qualified in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal

Until 12 months from the closing, Joseph Gunnar shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at Joseph Gunnar’s discretion, for each and every future public and private equity and debt offerings for our company, or any successor to or any subsidiary of our company, including all equity linked financings, on terms customary for Joseph Gunnar. Joseph Gunnar shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Lock-Up Agreements

We, each of our directors and officers and all of our shareholders, have agreed for a period of (i) 12 months after the date of this Offering Circular in the case of our directors and officers and (ii) 180 days after the date of this Offering Circular in the case of Level Brands and any other holder of our outstanding securities, without the prior written consent of the representative, not to directly or indirectly:

●
issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

●
in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

●
complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or

●
enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

Pricing of the Offering

Prior to the offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and Joseph Gunnar. The principal factors considered in determining the initial public offering price include:

●
the information set forth in this Offering Circular and otherwise available to Joseph Gunnar;

●
our history and prospects and the history of and prospects for the industry in which we compete;

●
our past and present financial performance;

●
our prospects for future earnings and the present state of our development;

●
the general condition of the securities markets at the time of this offering;

●
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●
other factors deemed relevant by Joseph Gunnar and us.

Indemnification and Control

We have agreed to indemnify the selling agents against liabilities relating to the offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

The selling agents and their respective affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The selling agents and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Our Relationship with the Selling Agents

In the ordinary course of their various business activities, the selling agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The selling agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offering Period and Expiration Date

This offering will start on or after the date that the offering statement is qualified by the SEC and will terminate on the Termination Date (the "Offering Period").

Procedures for Subscribing

 We plan to market this offering to potential investors through the selling agents. This offering will terminate on __________, 2017, subject to extension for up to ninety (90) days with the mutual consent of us and Joseph Gunnar. We will hold an initial closing on any number of shares of common stock at any time during the Offering Period after we have received notification of approval when we and Joseph Gunnar determine and thereafter may hold one or more additional closings until we determine to cease having any additional closings during the Offering Period. We will close on proceeds based upon the order in which they are received. No closing will be conducted unless we have received Notification of Approval to list our common stock on the NYSE American, LLC subject to meeting all of the requirements of the NYSE American listing standards and official notice of issuance, although we will elect to delay trading thereon until after the earlier of final closing of the offering and the end of the Offering Period. We and Joseph Gunnar will consider various factors in determining the timing of any additional closings following the initial closing, including the amount of proceeds received at the initial closing and any prior additional closings, and coordination with the commencement of trading on NYSE American, LLC.

Unless deposited in a clearing firm account, all funds received by Joseph Gunnar and TriPoint in connection with the sale of the common stock in this offering will be promptly transmitted to Wilmington Trust, N.A. pursuant to the terms of an escrow agreement between us, the escrow agent and the selling agents. In addition, subscribers may pay for the aggregate shares to be purchased by the subscriber by a check made payable to  ___________, by ACH electronic transfer or wire transfer to an account designated by us, or by any combination of such methods. The purchase price for the shares shall be paid simultaneously with the execution and delivery to us of the subscription agreement.  Investors who participate in this offering (other than through BANQ® an online brokerage division of TriPoint or selected dealers who participate after the Notification of Approval has been received), will either deposit funds in their brokerage account that will be promptly deposited in the escrow account or be required to deposit their funds in an escrow account held at  ___________; any such funds that ___________ receives will be held in escrow until the applicable closing of the offering or such other time as mutually agreed between us and Joseph Gunnar, and then used to complete securities purchases, or returned if this offering fails to close. Selected dealers shall only participate in this offering after the contingency has been met and shall settle transactions through DTC.

After the Contingency has been met, we will notify clearing firms and other brokers holding funds when it will conduct such closing. All such funds received by Joseph Gunnar and TriPoint will then be transferred, if not previously transferred, to the escrow account until the earlier of the date of a closing with respect to such proceeds (at which time such proceeds shall be used to complete share purchases in the offering) and the end of the Offering Period (at which time, such proceeds shall be returned to the applicable investors without interest or deduction). Pursuant to Rule 15c2-4, unless there is a closing with respect to escrowed proceeds in the offering, we will not have any access to such proceeds. We may begin accepting investment proceeds into escrow at any time beginning two days after this offering circular has been qualified by the SEC. After a closing, the selling agent and other brokers will thereafter send trade confirmations to the investors.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction.

U.S. investors may participate in this offering by opening an account with BANQ®. The BANQ® website may be found at Banq.co. BANQ® is open to qualified U.S. investors and accepts individual, joint, corporate or IRA accounts. The application process takes approximately five minutes and there are no account minimums. Deposits to BANQ® can be made via wire transfer or ACH deposit or by mailing in a check. Deposits usually post to an account in three to five days. BANQ® is a division of the TriPoint, a member of FINRA and the Securities Investor Protection Corporation, or “SIPC”, which protects the securities of its members’ customers up to $500,000 (including $250,000 for claims for cash). TriPoint and BANQ® do not charge a fee for opening an account or for depositing shares purchased in the offering into such account.

Investors investing through BANQ® will be required to open their accounts and deposit funds into their respective BANQ® accounts after the qualification of this offering statement relating to this offering but prior to the applicable closing of this offering in which such investor is participating; in all events, no funds may be used to purchase securities issued in this offering until the offering statement relating to this offering and filed by us with the SEC has been qualified by the SEC. After an account is opened but before 48 hours prior to the applicable closing of the offering, the investor will be required to deposit funds into the account sufficient to purchase the amount of securities that the investor intends to purchase in this offering. Such funds will not be held in an escrow account or otherwise segregated as part of the offering process. During the marketing period for the offering and after the offering statement has been qualified, the investor will provide an indication of interest as to the amount of securities the investor intends to purchase. Approximately 24- 48 hours prior to the completion of a closing in this offering, each investor that has money deposited with BANQ® for this offering will be asked by BANQ® via e-mail and notification to the secure messages section of the website for the BANQ® online brokerage account will be notified of the final allocation of the amount of securities such investor shall receive. Indications will not be finalized without sufficient funds in the investor’s BANQ® online brokerage account. Upon the applicable closing, the funds required to purchase that amount of securities will be removed from such investor’s account and transferred to the account of Level Brands, and the amount of securities purchased will be deposited into such investor’s account.. In addition, if this offering fails to close, no funds will be withdrawn, no securities will be provided, the investor’s indication will not be confirmed and the funds in the investor’s BANQ® account will remain available for withdrawal, in accordance with the investor’s account agreement with BANQ®.

Right to reject subscriptions. After we receive your complete, executed subscription agreement (forms of which are attached to the offering statement as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

LEGAL MATTERS

The validity of the securities offered by this Offering Circular has been passed upon for us by Pearlman Law Group LLP, Fort Lauderdale, Florida. Certain matters under North Carolina law have been passed upon for us by ______________. The underwriter is represented by Gracin & Marlow, LLP, New York, New York.

EXPERTS

Our consolidated balance sheets as of September 30, 2016 and 2015 and the related consolidated statements of operations, shareholders’ deficit and cash flows for the period of inception (March 17, 2015) through September 30, 2015 and the fiscal year ended September 30, 2016 included in this Offering Circular have been audited by Cherry Bekaert LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of our common stock to be sold in this offering. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement and exhibits and schedules to the Offering Statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the Offering Statement, including the exhibits and schedules to the Offering Statement. Statements contained in this Offering Circular as to the contents of any contract is an exhibit to the Offering Statement, each statement is qualified in all respects by the exhibit to which the reference relates. In addition, upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and current reports and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

LEVEL BRANDS, INC.

Report of Independent Registered Public Accounting Firm	F-27
Consolidated Balance Sheets as of September 30, 2016 and 2015	F-28
Consolidated Statements of Operations For the Years Ended September 30, 2016 and the initial period March 17, 2015 (inception) to September 30, 2015	F-29
Consolidated Statements of Cash Flows For the Years Ended September 30, 2016 and the initial period March 17, 2015 (inception) to September 30, 2015	F-30
Consolidated Statements of Shareholders’ Equity (Deficit) For the Years Ended September 30, 2016 and the initial period March 17, 2015 (inception) to September 30, 2015	F-32
Notes to Consolidated Financial Statements	F-33

See Notes to Condensed Consolidated Financial Statements

LEVEL BRANDS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

 JUNE 30, 2017 AND SEPTEMBER 30, 2016

	(Unaudited) June 30,	September 30,
	2017	2016
Assets

Current assets:
Cash and cash equivalents	$398,350	$34,258
Accounts receivable	318,719	163,974
Accounts receivable other	114,000	-
Marketable Securities	475,000	-
Investment Other Securities	912,000	-
Inventory	797,126	687,465
Prepaid expenses and other current assets	3,185	70,620
Total current assets	3,018,380	956,317
Property and equipment, net	149,148	180,281
Intangible assets	1,930,094	486,760

Total assets	$5,097,622	$1,623,358

Liabilities and shareholders' equity (deficit)

Current liabilities:
Accounts payable	$496,058	$206,156
Deferred Revenue	47,333	-
Accrued Expenses	60,214	787,139
Interest Payable	-	113,241
Line of credit payable, to related party, net of unamortized costs of $0 and $96,250, respectively	-	797,547
Total current liabilities	603,605	1,904,083

Deferred tax liability	54,250	12,000

Total liabilities	657,855	1,916,083

Level Brands, Inc. shareholders' equity:
Preferred stock, authorized 50,000,000 shares, $0.001 par value, no shares issued and outstanding	-	-
Common stock, authorized 150,000,000 shares, $0.001 par value,
5,529,568 and 3,400,834 shares issued and outstanding, respectively	5,530	3,401
Additional paid in capital	9,302,974	4,847,362
Accumulated deficit	(5,949,627)	(4,487,336)
Total Level Brands, Inc. shareholders' equity	3,358,877	363,427
Noncontrolling interest	1,080,890	(656,152)
Total shareholders' equity (deficit)	4,439,767	(292,725)

Total liabilities and shareholders' equity (deficit)	$5,097,622	$1,623,358

LEVEL BRANDS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Sales	$1,867,590	$492,319	$4,199,412	$2,043,491
Allowances	(80,581)	(106,833)	(804,025)	(242,137)
Net Sales	1,787,009	385,486	3,395,387	1,801,354

Cost of goods sold	261,420	321,341	822,556	1,248,984

Gross Profit	1,525,589	64,145	2,572,831	552,370

Operating expenses	853,670	1,485,887	2,536,586	3,255,901
Income (Loss) from operations	671,919	(1,421,742)	36,245	(2,703,531)
Debt conversion expense	(446,250)	-	(446,250)	-
Other than temporary impairment on marketable securities	(175,000)	-	(175,000)	-
Interest expense	(229,220)	(15,433)	(500,353)	(67,026)
Loss before provision for income taxes	(178,551)	(1,437,175)	(1,085,358)	(2,770,557)

Provision for income taxes	36,642	(2,000)	(42,250)	(6,000)
Net Income (Loss)	(141,909)	(1,439,175)	(1,127,608)	(2,776,557)
Net Income (Loss) attributable to noncontrolling interest	68,781	(232,704)	272,798	(451,958)

Net Loss attributable to Level Brands, Inc. common shareholders	$(210,690)	$(1,206,471)	$(1,400,406)	$(2,324,599)

Net loss per share:
Basic	$(0.04)	$(0.40)	$(0.34)	$(0.82)
Diluted	$(0.04)	$(0.40)	$(0.34)	$(0.82)

Weighted average number of shares:	4,686,947	3,037,631	4,128,541	2,840,567

See Notes to Condensed Consolidated Financial Statements

LEVEL BRANDS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED JUNE 30, 2017 AND 2016
(unaudited)

	Nine Months Ended June 30,	Nine Months Ended June 30,
	2017	2016

Cash flows from operating activities:
Net loss	$(1,127,608)	$(2,776,557)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock based compensation	40,453	8,570
Restricted stock	117,300	-
Amortization of debt discounts	5,159	-
Amortization of debt issue costs	305,800	31,500
Depreciation	42,151	31,149
Stock issued for services	22,667	-
Loss on sale of property and equipment	4,000	-
Common stock issued as charitable contribution	17,000	-
Other-than-temporary impairment on marketable securities	175,000	-
Debt Conversion Expense	446,250	-
Marketable and Investment Other Securities received for services	(1,562,000)
Changes in operating assets and liabilities:
Accounts receivable and accounts receivable other	(268,745)	13,078
Inventory	(109,661)	(796,013)
Prepaid expenses and other current assets	67,434	461,905
Accounts payable and accrued expenses	132,976	324,644
Interest Payable	184,889	34,321
Deferred Revenue	47,333	-
Deferred tax liability	42,250	6,000
Cash used by operating activities	(1,417,352)	(2,661,403)

Cash flows from investing activities:
Purchase of property and equipment	(15,018)	(115,259)
Cash used by investing activities	(15,018)	(115,259)

Cash flows from financing activities:
Proceeds from sale of common stock	201,450	2,375,000
Proceeds from convertible notes	2,125,000	-
Distributions paid to members’ of EE1	(59,551)	-
Distribution income	30,363	-
Debt issuance cost	(200,800)	(160,381)
Proceeds from line of credit	-	1,325,807
Repayments of line of credit	(300,000)	(1,165,183)
Repayment of note payable shareholder	-	(90,078)
Cash provided by financing activities	1,796,462	2,285,165
Net (decrease) increase in cash	364,092	(491,497)
Cash and cash equivalents, beginning of period	34,258	546,461
Cash and cash equivalents, end of period	$398,350	$54,964

LEVEL BRANDS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED JUNE 30, 2017 AND 2016
(unaudited) (continued)

Supplemental Disclosures of Cash Flow Information:
	Nine Months ended June 30,	Nine Months Ended June 30,
	2017	2016

Cash Payments for:
Interest expense	$5,210	$1,206

Non-cash financial activities:
Common stock subscription	$-	$325,000
Common stock issued to purchase membership interest – I’M1	971,667	-
Common stock issued to purchase membership interest – EE1	471,667	-
Common stock issued for services	569,999	-
Warrants issued with convertible notes	5,159	-
Noncontrolling interest transfer	856,547
Strike price adjustment on placement agent warrants	31,505	-
Common stock issued for warrant exercise	85,950	-
Equity issued to purchase membership interest in subsidiary	242,000	-
Fixed asset write off	7,000	-
Stock subscription receivable	-	325,000
Common Stock issued for conversion of Line of Credit	773,177
Common Stock issued for conversion of Promissory Notes	2,252,500

See Notes to Condensed Consolidated Financial Statements

LEVEL BRANDS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2017 AND 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business – Level Brands, Inc. ("Level Brands", "we", "us", “our”, "Parent Company” or the “Company”) is a North Carolina corporation formed on March 17, 2015 as Level Beauty Group, Inc. In November 2016 we changed the name of the company to Level Brands Inc. We operate from our offices located in Charlotte, North Carolina. Our fiscal year end is established as September 30, therefore our first fiscal reporting period is a partial period defined as the period from inception (March 17, 2015) to September 30, 2015, whereas our fiscal year end 2016 is a full period from October 1, 2015 to September 30, 2016 (the “periods”).

The accompanying unaudited interim condensed consolidated financial statements of Level Brands have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited consolidated financial statements and notes for the year ended September 30, 2016. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position and the consolidated results of operations for the interim periods presented have been reflected herein. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements for fiscal year 2016 have been omitted.

In March 2015, the Company formed Beauty and Pin-Ups, LLC ("BPU"), a North Carolina limited liability company, and contributed $250,000 in exchange for our member interest. As of September 30, 2016 we owned a 78% member interest in BPU. In addition, pursuant to the Amended and Restated Operating Agreement of Beauty & Pin-Ups, we were granted the right to redeem the 10% membership interest of Sigan Industries Group for $110,000 at any time before April 13, 2017. In October 2016, as amended in March 2017, we acquired Sigan Industries’ membership interest in exchange for 129,412 shares of our common stock valued at $110,000. As of March 31, 2017 we owned an 88% member interest in BPU. In April 2017 we acquired the remaining 12% membership interest in exchange for 155,294 shares of our common stock valued at $132,000. As of June 30, 2017 we owned a 100% member interest in BPU. BPU manufactures, markets and sells an array of beauty and personal care products, including hair care and hair treatments, as well as beauty tools. The Company's products are sold to the professional segment, principally through distributors to professional salons in the North America.

I’M1 was formed in California in September 2016. IM1 Holdings, LLC, a California limited liability company, or “IM1 Holdings“ was the initial member of IM'1. In January 2017, we acquired all of the Class A voting membership interests in I’M1 from IM1 Holdings in exchange for 583,000 shares of our common stock, which represents 51% of the interest in I’M1. IM1 Holdings continues to own the Class B non-voting membership interest of I’M1. I’M1 – Ireland Men One is a brand inspired by Kathy Ireland that plans to provide millennial-inspired lifestyle products under the I’M1 brand. I’M1 has entered into an exclusive wholesale license agreement with kathy ireland® Worldwide in connection with the use of the intellectual property related to this brand.

EE1 was formed in California in March 2016. EE1 Holdings, LLC, a California limited liability company, or “EE1 Holdings" was the initial member of EE1 Holdings. In January 2017, we acquired all of the Class A voting membership interests in EE1 from EE1 Holdings in exchange for 283,000 shares of our common stock, which represents 51% of the interest in EE1. EE1 Holdings continues to own the Class B non-voting membership interests of EE1. EE1 is a company and brand, which is designed to serve as a producer and marketer of multiple entertainment distribution platforms under the EE1 brand.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its majority owned subsidiaries I’M1 and EE1 and wholly owned subsidiary BPU. All material intercompany transactions and balances have been eliminated in consolidation. The third party ownership of the Company’s subsidiaries is accounted for as noncontrolling interest in the consolidated financial statements. Changes in the noncontrolling interest are reported in the statement of stockholders’ deficit.

Use of Estimates

The preparation of the Company's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), and requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to, allowances for doubtful accounts, inventory valuation reserves, expected sales returns and allowances, trade support costs, certain assumptions related to the valuation of common stock, acquired intangible and long-lived assets and the recoverability of intangible and long-lived assets and income taxes, including deferred tax valuation allowances and reserves for estimated tax liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents

For financial statements purposes, the Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

Accounts receivable

Accounts receivable are stated at cost less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of customer’s financial condition, and generally collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the receivables, past experience, current economic conditions, and other risks inherent in the receivables portfolio. As of June 30, 2017 and 2016, all receivables were considered by management to be fully collectible.

In addition, the Company may, from time to time, enter into contracts where a portion of the consideration provided by the customer in exchange for the Company's services is common stock, options or warrants (an equity position).  In these situations, upon invoicing the customer for the stock or other instruments, the Company will record the receivable as accounts receivable other, and use the value of the stock or other instrument upon invoicing to determine the value. Where an accounts receivable is settled with the receipt of the common stock or other instrument, the common stock or other instrument will be classified as an asset on the balance sheet as either an investment marketable security (when the customer is a public entity) or as an investment other security (when the customer is a private entity).  As of June 30, 2017, the Company has recorded $475,000 as marketable securities, $912,000 as investment other securities, and $114,000 as accounts receivable other in relation to contracts where stock was issued or will be issued in consideration for services provided.

Marketable Securities

At the time of acquisition, the marketable security is designated as available-for-sale as the intent is to hold for a period of time before selling. Available-for-sale securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded in the accumulated other comprehensive income component of shareholders’ equity in the period of the change in accordance with ASC 320-10. Upon the disposition of an available-for-sale security, the Company reclassifies the gain or loss on the security from accumulated other comprehensive income to non-operating income on the Company’s consolidated statements of operations.

Investment Other Securities

For equity investments where the Company neither controls nor has significant influence over the investee and which are non-marketable, the investments are accounted for using the cost method of accounting in accordance with ASC 325-10. Under the cost method, dividends received from the investment are recorded as dividend income within non-operating income.

Other-than-Temporary Impairment

The Company’s management periodically assesses its marketable securities and investment other securities, for any unrealized losses that may be other-than-temporary and require recognition of an impairment loss in the consolidated statement of operations. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the length of time the security has been in a loss position, the extent to which the security’s market value is less than its cost, the financial condition and prospects of the security’s issuer and the Company’s ability and intent to hold the security for a length of time sufficient to allow for recovery. If the impairment is considered other-than-temporary, an impairment charge is recorded in non-operating income in the consolidated statements of operations.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined on a weighted average basis. The cost of inventory includes product cost, and production fill and labor (which we outsource to third party manufacturers). Write-offs of potentially slow moving or damaged inventory are recorded based on management’s analysis of inventory levels, forecasted future sales volume and pricing and through specific identification of obsolete or damaged products. Prepaid Inventory represents deposits made with third party manufacturers in order to begin production of an order for product. We assess inventory quarterly for slow moving products and potential impairments and perform a physical inventory count annually near fiscal year end.

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity’s own assumptions, as there is little, if any, observable market activity. In instances where the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

When the Company records an investment in marketable securities the asset is valued at fair value. For investment other securities, it will value the asset using the cost method of accounting.  Any changes in fair value for marketable securities, during a given period will be recorded as a gain or loss in other comprehensive income, unless a decline is determined to be other-than-temporary. For investment other securities we use the cost method and compare the fair value to cost in order to determine if there is an other-than-temporary impairment. In the three months ended June 30, 2017, the Company determined that an other-than-temporary impairment on securities of $175,000 occurred and recorded the loss in earnings.

Intangible Assets

The Company's intangible assets consist of trademarks and other intellectual property. The Company employs the non-amortization approach to account for purchased intangible assets having indefinite lives. Under the non-amortization approach, intangible assets having indefinite lives are not amortized into the results of operations, but instead are reviewed annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, to assess whether their fair value exceeds their carrying value. We perform an impairment analysis at August 1 annually on the indefinite-lived intangible assets following the steps laid out in ASC 350-30-35-18. Our annual impairment analysis includes a qualitative assessment to determine if it is necessary to perform the quantitative impairment test. In performing a qualitative assessment, we review events and circumstances that could affect the significant inputs used to determine if the fair value is less than the carrying value of the intangible assets. If a quantitative analysis is necessary, we would analyze various aspects including number of contracts acquired and retained as well as revenues from those contracts, associated with the intangible assets. In addition, intangible assets will be tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Events that are assessed include contracts acquired and lost that are associated with the intangible assets, as well as the revenues associated with those contracts.

In Conjunction with any acquisitions, the Company refers to ASC-805 as amended by ASU 2017-01in determining if the Company is acquiring any inputs, processes or outputs and the impact that such factors would have on the classification of the acquisition as a business combination or asset purchase. Additionally, the Company refers to the aforementioned guidance in reviewing all potential assets and liabilities for valuation including the determination of intangible asset values.

 There were no impairments on intangible assets during the three and nine months ended June 30, 2017 and 2016.

Common stock

Level Brands is a private company and as such there is no market for the shares of its common stock. We value a share of common stock based on recent financing transactions that include the issuance of common stock to an unrelated party at a specified price. In the event, however, there is not a recent and significant equity financing transaction or the nature of the business has significantly changed subsequent to an equity financing, we will use valuation techniques, which could include discounted cash flow analysis, comparable company review, and consultation with third party valuation experts to assist in estimating the value of our common stock.

Revenue Recognition

The Company receives revenue from three different types of arrangements: sale of products, license and royalty agreements, and sales for services provided (advisory or consulting agreements).

In regards to the sale of products, the Company's policy is to recognize revenue when persuasive evidence of an arrangement exists, shipping has occurred, the sales price is fixed or determinable and collection is probable. The Company records revenue from the sale of its products when risk of loss and title to the product are transferred to the customer, which is upon shipping. Net sales are comprised of gross revenues less expected product returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. Although, the Company does not have a formal return policy, from time to time the Company will allow customers to return certain products.  A business decision related to customer returns is made by the Company and is performed on a case-by-case basis. We record returns as a reduction in sales and based on whether we dispose of the returned product adjust inventory and record expense as appropriate. There were no allowances for sales returns during the three and nine months ended June 30, 2017 and 2016.

The Company also enters into various license agreements that provide revenues based on royalties as a percentage of sales and advertising/marketing fees. The contracts can also have a minimum royalty, with which this and the advertising/marketing revenue is recognized on a straight-line basis over the term of each contract year, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales, as are all royalties that do not have a minimum royalty. Payments received as consideration of the grant of a license are recognized ratably as revenue over the term of the license agreement and are reflected on the Company’s consolidated balance sheets as deferred license revenue at the time payment is received and recognized ratably as revenue over the term of the license agreement.  Similarly, advanced royalty payments are recognized ratably over the period indicated by the terms of the license and are reflected in the Company’s consolidated balance sheet in deferred license revenue at the time the payment is received.  Revenue is not recognized unless collectability is reasonably assured. If licensing arrangements are terminated prior to the original licensing period, we will recognize revenue for any contractual termination fees, unless such amounts are deemed non-recoverable.
In regard to sales for services provided, the Company records revenue when persuasive evidence of any agreement exists, services have been rendered, and collectability is reasonably assured; therefore, revenue is recognized when the Company invoices customers for completed services at agreed upon rates and terms. Therefore, revenue recognition may differ from the timing of cash receipts.

Advertising Costs

The Company expenses all costs of advertising and related marketing and promotional costs as incurred. The Company incurred $148,098 and $194,299 in advertising and related marketing and promotional costs included in operating expenses during the three months ended June 30, 2017 and 2016, respectively. For the nine months ended June 30, 2017 and 2016, the Company incurred expenses of $278,978 and $517,888 respectively.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and securities.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (“FDIC”) covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. The Company had an uninsured balance of $91,503 at June 30, 2017 and had no uninsured balance as of September 30, 2016.

Concentration of credit risk with respect to receivables is principally limited to trade receivables with corporate customers that meet specific credit policies. Management considers these customer receivables to represent normal business risk. The Company had two customers whose revenue collectively represented 79.7% of the Company’s net sales for the three months ended June 30, 2017 and whose accounts receivable balance individually represented 22.6% of the Company’s total accounts receivable as of June 30, 2017. The Company had four customers whose revenue collectively represented 81.5% of the Company’s net sales for the nine months ended June 30, 2017. The Company had one customer whose revenue collectively represented 83.4% of the Company’s net sales for the three months ended June 30, 2016 and whose balance represented 98.6% of the Company’s total accounts receivable as of September 30, 2016. The Company had two customers whose revenue collectively represented 90.7% of the Company’s net sales for the nine months ended June 30, 2016.

Debt Issuance Costs

Debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. Amortization of debt issuance costs are included as a component of interest expense.

Net Loss Per Share

The Company uses ASC 260-10, “Earnings Per Share” for calculating the basic and diluted loss per share. The Company computes basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

At June 30, 2017 and 2016, 697,476 and 110,067 potential shares, respectively, were excluded from the shares used to calculate diluted loss per share as their inclusion would reduce net loss per share.

New Accounting Standards

In May 2014, August 2015 and May 2016, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers, and ASU 2015-14 Revenue from Contracts with Customers, Deferral of the Effective Date, respectively, which implement ASC Topic 606. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance under US GAAP, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in these ASUs are effective for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted for annual periods beginning after December 15, 2016. These ASUs may be applied retrospectively to all prior periods presented, or retrospectively with a cumulative adjustment to retained earnings in the year of adoption. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This standard sets forth management's responsibility to evaluate, each reporting period, whether there is substantial doubt about the Company's ability to continue as a going concern, and if so, to provide related disclosures. ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Company is assessing the impact, if any, of implementing this guidance on its evaluation of going concern.

In July 2015, the FASB issued ASU 2015-11, Inventory: Simplifying the Measurement of Inventory. The purpose of ASU 2015-11 is to more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards. ASU 2015-11 requires entities to measure most inventory at the "lower of cost or net realizable value." Additionally, some of the amendments are designed to more clearly articulate the requirements for the measurement and disclosure of inventory. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In February 2016, the FASB issued ASU 2016-02, Leases.  The purpose of ASU 2016-02 is to establish the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This guidance results in a more faithful representation of the rights and obligations arising from operating and capital leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation: Improvements to Employee Share-Based Payment Accounting.  The purpose of ASU 2016-09 is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equities or liabilities, and classification of amounts in the statement of cash flows.  ASU 2016-09 is effective for fiscal years and interim periods beginning after December 15, 2016.  The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The amendments in this update provided guidance on eight specific cash flow issues. This update is to provide specific guidance on each of the eight issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

NOTE 2 – ACQUISITIONS

In March 2015 Level Brands formed Beauty and Pinups, LLC (“BPU”), a North Carolina limited liability company, and contributed $250,000 in exchange for its member interest. In April 2015 BPU entered into a Contribution Agreement with Beauty & Pinups, Inc., a New York corporation ("BPUNY"), and two members. Under the terms of the Contribution Agreement, BPUNY and its founder contributed the business and certain assets, including the trademark “Beauty & Pin Ups” and its variants, certain other intellectual property and certain inventory to Beauty and Pinups in exchange for a (i) 22% membership interest for two members, and (ii) $150,000 in cash. At closing we assumed $277,500 of BPUNY's accounts payable to its product vendor, which bears interest at 6% annually. The payable was paid off in April 2016. The fair value of the noncontrolling membership interest issued was based on the value of the initial contribution of $250,000 made by Level Brands. The total consideration paid was allocated to the net assets acquired based on relative fair values of those net assets as of the transaction date, in accordance with the Fair Value Measurement topic of the FASB ASC 820. The fair value is comprised of the cash, accounts payable acquired, non-controlling interest and a minimal amount of inventory, all in aggregate valued at $486,760.

I’M1 was formed in California in September 2016. IM1 Holdings, LLC, a California limited liability company, or “IM1 Holdings” was the initial member of IM'1. In January 2017, we acquired all of the Class A voting membership interests in I’M1 from IM1 Holdings in exchange for 583,000 shares of our common stock, which represents 51% of the interest in I’M1. The shares were valued by the Company based upon assumptions and other information provided by management, and used three approaches available when valuing a closely held business interest: the cost approach, the income approach and the market approach. Consequently, the market approach was deemed most appropriate, as it considers values established by non-controlling buyers and sellers of interests in the Company as evidenced by implied pricing in rounds of financing. In addition, given the limited data and outlook, the backsolve method was applied to assign values to the common equity, options and warrants after giving consideration to the preference of the convertible debt holders. The valuation determined the price per share of $0.85 which put the value of the 583,000 shares at $495,550. IM1 Holdings continues to own the Class B non-voting membership interest of I’M1. We accounted for the membership acquired by allocating the purchase price to the tradename and intellectual property valued at $971,667.

EE1 was formed in California in March 2016. EE1 Holdings, LLC, a California limited liability company, or “EE1 Holdings" was the initial member of EE1 Holdings. In January 2017, we acquired all of the Class A voting membership interests in EE1 from EE1 Holdings in exchange for 283,000 shares of our common stock, which represents 51% of the interest in EE1. We used the same valuation from the Company of $0.85 per share which put the value of the 283,000 shares at $240,550. EE1 Holdings continues to own the Class B non-voting membership interests of EE1. We accounted for the membership acquired by allocating the purchase price to the tradename and intellectual property valued at $471,667.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENT OTHER SECURITIES

The Company may, from time to time, enter into contracts where a portion of the consideration provided by the customer in exchange for the Company's services is common stock, options or warrants (an equity position).  In these situations, upon invoicing the customer for the stock or other instruments, the Company will record the receivable as accounts receivable other, and use the value of the stock or other instrument upon invoicing to determine the value. Where an accounts receivable is settled with the receipt of the common stock or other instrument, the common stock or other instrument will be classified as an asset on the balance sheet as either an investment marketable security (when the customer is a public entity) or as an investment other security (when the customer is a private entity).

As of April 2017, the Company received 2,500,000 shares of common stock as terms of its agreement for services, which was valued at $650,000 based on the trading price on the OTC Markets, Inc. the day of issuance, which was $0.26 per share. The shares are restricted as indicated under Securities Act of 1933 and may not be resold without registration under the Securities Act of 1933 or an exemption therefrom. The Company determined that this common stock was classified as Level 1 for fair value measurement purposes as the stock was actively traded on an exchange. As of June 30, 2017 the trading price on the OTC Markets, Inc. was $0.03 and the Company had exchangedthe 2,500,000 shares of common stock with the issuer for 65 shares of preferred stock. The 65 shares of preferred stock issued are each convertible using the lesser of either $0.26 per share or the 30 day trading average, that would provide a number of shares equal to the value of $10,000 per share. The Company has classified the preferred stock as Level 3 for fair value measurement purposes as there are not observable inputs. The preferred shares also contain a put option for the holder for the stated value per share. The Company determined that the value of the preferred shares was $475,000. On July 31, 2017 the Company sold the preferred shares to a related party for $475,000; $200,000 in cash and a short term note for $275,000. As a result, the Company has recorded an other-than-temporary impairment on securities as of June 30, 2017 of $175,000 in the consolidated statement of operations.

 On June 23, 2017, the Company exercised a warrant for 1,600,000 shares of common stock for services delivered to a customer and accounted for this in Investment Other Securities. The customer is a private entity and the stock was valued at $912,000, which was based on its recent financing in June 2017 at $0.57 per share, the shares are not restricted. The Company has classified this common stock as Level 3 for fair value measurement purposes as there are not observable inputs. In valuing the stock the Company used factors including comparable industry valuations, financial projections provided by the issuer, and conversations with the issuer management regarding the Company’s recent results and future plans and the Company’s recent financing transaction from June 2017. The Company assessed the common stock and determined there was not an impairment as of June 30, 2017

The table below summarizes the assets valued at fair value as of June 30, 2017:

	In Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at June 30, 2017

Marketable securities	-	-	$475,000	$475,000
Investment other securities	-	-	$912,000	$912,000

	Level 1	Level 2	Level 3	Total
Balance at September 30, 2016 and March 31, 2017	$0	$0	$0	$0
Receipt of equity investment upon completion of contracts	$650,000	$0	$912,000	$1,562,000
Exchange of common stock for preferred stock	$(650,000)	$0	$650,000	$0
Other-than-temporary impairment on marketable securities	$0	$0	$(175,000)	$(175,000)
Balance at June 30, 2017	$0	$0	$1,387,000	$1,387,000

NOTE 4 – INVENTORY

Inventory at June 30, 2017 and September 30, 2016 consists of the following:

	June 30,	September 30,
	2017	2016
Finished goods	$565,562	$656,607
Inventory components	231,564	30,858
Inventory reserve	-	-
Total	$797,126	$687,465

NOTE 5 – INTANGIBLE ASSETS

On April 13, 2015, BPU acquired from Beauty & Pinups, Inc., a New York corporation ("BPUNY") certain assets, including the trademark "Beauty & Pin Ups" and its variants and certain other intellectual property and assumed $277,500 of BPUNY's accounts payable to its product vendor, which was paid off in April 2016.

On January 6, 2017, the Company acquired 51% ownership in I’M1 from I’M1 Holdings LLC. I’M1’s assets include the trademark "I’M1” and its variants and certain other intellectual property. Specifically, a licensing agreement with kathy ireland WorldWide and an advisory agreement for services with kathy ireland WorldWide. The licensing agreement provides the rights to use of the tradename for business and licensing purposes, this is the baseline of the business and will be required as long as the business is operating. Our capability for renewals of these agreements are extremely likely as the agreements are with a related party. We also believe the existence of this agreement does not have limits on the time it will contribute to the generation of cash flows for I’M1 and therefore we have identified these as indefinite-lived intangible assets.

On January 6, 2017, the Company acquired 51% ownership in EE1 from EE1 Holdings LLC. EE1’s assets include the trademark "EE1” and its variants and certain other intellectual property. Specifically, a production deal agreement with BMG Rights Management US and an advisory agreement for services with kathy ireland WorldWide. We believe the production deal agreement and the advisory agreement do not have limits on the time they will contribute to the generation of cash flows for EE1 and therefore we have identified these as indefinite-lived intangible assets.

The fair value of the intangible assets was determined upon acquisition and allocated based on our assessment of the importance of the intellectual property as it relates to the ability to generate revenue / profits.

Intangible assets as of June 30, 2017 and September 30, 2016 consisted of the following:

	2017	2016
Trademark and other intellectual property related to BPU	$486,760	$486,760
Trademark and other intellectual property related to I’M1	971,667	-
Trademark and other intellectual property related to EE1	471,667	-
Total	$1,930,094	$486,760

The Company performs an impairment analysis at August 1 annually on the indefinite-lived intangible assets following the steps laid out in ASC 350-30-35-18. Our annual impairment analysis includes a qualitative assessment to determine if it is necessary to perform the quantitative impairment test. In performing a qualitative assessment we review events and circumstances that could affect the significant inputs used to determine if the fair value is less than the carrying value of the intangible assets. In addition, intangible assets will be tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. For the three and nine months ended June 30, 2017 and June 30, 2016 there has been no impairment.

NOTE 6 – PROPERTY AND EQUIPMENT

Major classes of property and equipment at June 30, 2017 and September 30, 2016 consist of the following:

	June 30,	September 30,
	2017	2016
Computers, furniture and equipment	$36,329	$14,311
Show booth and equipment	171,986	171,986
Manufacturers’ molds and plates	34,200	34,200
Software	-	12,000
	242,515	232,497
Less accumulated depreciation	(93,367)	(52,216)
Net property and equipment	$149,148	$180,281

Depreciation expense related to property and equipment was $14,520 and $12,786 for the three months ended June 30, 2017 and 2016, respectively. Depreciation expense was $42,151 and $31,149 for the nine months ended June 30, 2017 and 2016, respectively.

NOTE 7 – CONVERTIBLE PROMISSORY NOTES

On October 4, 2016 and October 24, 2016, the Company issued in aggregate $2,125,000 of 8% Convertible Promissory Notes to accredited investors. The securities consist of 8% Convertible Notes with warrants to purchase 141,676 shares of the Company’s stock (the “Notes”). The Notes may convert upon an initial public offering (“IPO”) resulting in gross proceeds to the Company of at least $10,000,000, prior to July 1, 2017, at the option of the investor. The conversion price for the Notes is $5.00. All Notes converted will be subject to a 12-month lockup post IPO. The warrants have an exercise price of $7.80. The warrants expire in September 2021 and are exercisable beginning the earlier of: (i) immediately after the IPO closing; or (ii) July 1, 2017.

Effective June 30, 2017, the Company converted the $2,125,000 principal amount of convertible promissory notes and all accrued interest of $127,500 into common shares of the Company at a price of $3.95 per share. In this transaction, the Company issued 570,254 shares of common stock.

The Company accounted for the initial issuance of these Notes in accordance with FASB ASC Topic 470-20 “Debt with Conversion and Other Options”.  The Black-Scholes value of the warrants, $5,159, associated with the issuance was recorded as a discount to debt and was amortized into interest expense. In addition, the issuance of the Notes and warrants were assessed and did not contain an embedded beneficial conversion feature as the effective conversion price was not less than the relative fair value of the instrument. We also had fees of $200,800 associated with the financing, which was recorded as a debt discount and is being amortized over the term of the Notes. With the June 30, 2017 conversion of the Notes, we accelerated the debt discount and have recorded interest expense related to these amounts in aggregate of $107,457 and $205,959 for the three and nine months ended June 30, 2017, respectively. In addition, we accounted for a conversion inducement in accordance with ASC 470-20 on the conversion price reduction from $5.00 to $3.95 per share and recorded a non-cash debt conversion expense of $446,250 in the consolidated statement of operations.

NOTE 8 – LINE OF CREDIT
In August 2015, we entered into a one year $1,000,000 revolving line of credit agreement with LBGLOC, LLC, a related party. Under the terms of the agreement, we pay interest on any amounts available for advance at the rate of 10% per annum. We granted LBGLOC, LLC a blanket security agreement on our assets as collateral for amounts advanced under the credit line. As additional consideration for granting the credit line, we issued the lender 16,000 shares of common stock, valued at $32,000 and was recorded as a debt discount and amortized over the term of the note.

The agreement was renewed for an additional one year period on September 1, 2016. As additional consideration for renewing the credit line, we issued the lender 14,000 shares of common stock, which was valued at $105,000 based on the most recent equity financing in February 2016, and was recorded as a debt discount and was being amortized over the term of the note.

On June 6, 2017, pursuant to an agreement dated May 15, 2017, the Company converted the outstanding principal balance of the line of credit in the amount of $593,797, together with the accrued interest of $179,380 for a total payoff amount of $773,177 into common shares of the Company at a price of $3.95 per share. The Company recorded a loss on extinguishment of $8,750 which was recorded as interest expense in the consolidated statement of operations. In this transaction, the Company issued 195,740 shares of common stock.

The outstanding balances due under the agreements were $0 and $893,797 at June 30, 2017 and September 30, 2016, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

In April 2015, we entered into a two year Advisory Services Agreement (“ASA”) with a shareholder for management, creative and marketing services. The agreement provides for a monthly fee of $10,000, which the shareholder has agreed to defer payment of until the Company has sufficient available cash or upon closing of a capital raise in excess of $5,000,000. On October 1, 2016 the Company and the shareholder agreed as follows: (1) to terminate the ASA and all fees owed by providing 36,000 shares of the Company’s common stock and (2) a lump sum payment of $50,000, which was paid on November 4, 2016. In addition we issued 40,000 shares of the Company’s common stock for additional consulting services which were outside the original scope of service. All shares were issued on November 15, 2016. We have recorded expense of $0 and $30,000 for the three months ended June 30, 2017 and 2016, respectively, and $0 and $90,000 for the nine months ended June 30, 2017 and 2016, respectively, which has been accrued during the periods.

In April 2015, we entered into a two year consulting agreement with a member of BPU for creative influence, leadership and direction services. The agreement provides for a monthly fee of $12,000. As of June 30, 2017 and September 30, 2016, we have recorded prepaid expense of $0 and $15,625 respectively, and have recorded expense of $6,038 and $36,269, for the three months ended June 30, 2017 and 2016, respectively. We recorded expense of $127,894 and $107,852 for the nine months ended June 30, 2017 and 2016, respectively.

In April 2015, we entered into a Management Services Agreement (the “MSA”) with Kathy Ireland World Wide (“kiWW”) pursuant to which it agreed to provide management certain creative and marketing services. One of our board members is the CFO for kiWW. As compensation, we generally agreed to pay, a deferred monthly fee of $10,000 which we accrued as an expense and liability each period, and to the extent kiWW is providing services with respect to BPU, an annual fee of 10% of the gross margins of BPU after the first $10 million in revenues; and a $750,000 royalty fee, of which this criteria has not been met. We paid kiWW $100,000 upon the execution of this agreement. On October 1, 2016, the Company and kiWW agreed to terminate the MSA agreement and all fees owed by providing a lump sum payment of $50,000, which was paid on November 3, 2016. We have recorded expense of $0 and $30,000 for the three months ended June 30, 2017 and 2016, respectively, and $0 and $90,000 for the nine months ended June 30, 2017 and 2016, respectively, which has been accrued during the periods.

In April 2015, we sold to kiWW, an affiliate of one of our board members, a five-year warrant to purchase 500,000 shares of our common stock at an exercise price of $1.25 per share for $25,000. Subsequent to this transaction, kiWW transferred a portion of the warrant to a third-party. The warrants were exercised in March 2016.

In December 2015, we engaged T.R Winston & Co., LLC to serve as our exclusive placement agent in a private placement of our securities which resulted in gross proceeds to us of $2,150,000 in February 2016. In this offering, we paid T.R. Winston & Co., LLC cash commissions of $150,500 and issued its affiliates four year placement agent warrants topurchase 20,067 shares of our common stock at an exercise price of $8.75 per share, which are exercisable on a cashless basis. In February 2016 we reduced the exercise price of these warrants to $5.00 per share. These warrants and the warrants associated with the June 2015 placement were exercised on a cashless basis in October 2016.

In January 2016 we entered into a charitable agreement, as amended, with Best Buddies International, an affiliate of a member of our board of directors. Pursuant to the agreement in June 2016, we issued 30,000 shares of our common stock valued at $225,000 as a charitable contribution.

In March 2017, our subsidiary I’M1 entered into a consulting agreement with Kure Corporation (“Kure”). In this agreement I’M1 will provide services delivered in two phases. The first phase was delivered by March 31, 2017 which included a social media blitz and marketing and branding support and strategies for $200,000. The second phase was delivered by June 22, 2017 which included modeling impressions for the brand and extension of publicity to other media outlets for $400,000. In addition, in March 2017, I’M1 entered into a separate licensing agreement for 10 years with Kure under which we will receive royalties based on gross sales of Kure products with the I’M1 brand. A shareholder of Kure is Stone Street Capital, LLC, an affiliate of our CEO and Chairman and our CEO and Chairman was the past Chairman of Kure.

On June 6, 2017, pursuant to an agreement dated May 15, 2017, the Company converted the line of credit with LBGLOC LLC, which included the outstanding principal balance of $593,797 and the accrued interest of $179,380 for a total payoff amount of $773,177 into common shares of the Company at a price of $3.95 per share. One member of LBGLOC LLC, Stone Street Partners Opportunity Fund II LLC is an affiliate of our CEO and Chairman and received 94,475 shares of common stock in this transaction.

Effective June 30, 2017, the Company converted the $2,125,000 principal amount of convertible promissory notes and all accrued interest of $127,500 into common shares of the Company at a price of $3.95 per share. One note holder, Stone Street Partners Opportunity Fund II LLC is an affiliate of our CEO and Chairman and received a total of 26,836 shares.

In June 2017, the Company earned a referral fee from kiWW after establishing a business meeting resulting in a new license agreement for kiWW. The referral fee was paid out of 200,000 options issued to kiWW from the new client, which were exercised and transferred to the Company. The shares are valued at $114,000 based on the client’s recent financing event which was calculated as $0.57 per share based on an enterprise valuation of $45 million with 79 million shares outstanding. The warrant was exercised in June 2017 and the shares issued in August 2017.

In June 2017, Kure purchased products from our subsidiary BPU for resale in their stores. The total purchase was $97,850. Our CEO and Chairman is the past Chairman of Kure.

NOTE 10 – SHAREHOLDERS’ EQUITY

Preferred Stock – We are authorized to issue 50,000,000 shares of preferred stock, par value $0.001 per share. Our preferred stock does not have any preference, liquidation, or dividend provisions. No shares of preferred stock have been issued.

Common Stock – We are authorized to issue 150,000,000 shares of common stock, par value $0.001 per share. There were 5,529,568 and 3,400,834 shares of common stock issued and outstanding at June 30, 2017 and September 30, 2016, respectively.

On November 11, 2016, majority shareholders of the Corporation, upon recommendation of the Board of Directors, approved a reverse stock split of the Corporation's common stock to be effected at a specific ratio to be determined by the Board of Directors in the future within a range up to one for nine (1:9). On December 2, 2016, the Board of Directors fixed the ratio of the reverse stock split at one to five (1:5) and set the effective date as December 5, 2016. All share and per share amounts within these condensed consolidated financial statements have been retroactively adjusted to give effect to the reverse split.

Common stock transactions:

In the three and nine months ended June 30, 2017:

Per terms in the Operating Agreement of BPU, the Company can redeem the 10% membership interest of Sigan Industries Group (“Sigan”) for $110,000 at any time before April 13, 2017. On October 14, 2016, as amended in March 2017, Sigan entered into an agreement with the Company and transferred their 10% member interest for 129,412 shares of the Company’s common stock.

In October 2016 we issued 38,358 shares of our stock to six individuals and entities upon the cashless exercise of 70,067 placement agents warrants previously granted to T.R. Winston & Co LLC and its affiliates.

In November 2016 we issued Stone Street Partners, LLC an aggregate of 76,000 shares of our common stock valued at approximately $570,000 as compensation for services, which had been accrued and expensed at September 30, 2016. The stock was valued at the time based on the most recent equity financing from February 2016 which was priced at what is a post reverse split price of $7.50.

In November 2016 we issued 20,000 shares of our common stock valued at $17,000 to Best Buddies International as a charitable contribution.

In January 2017 we issued 26,667 shares of our stock to two individuals as part of consulting agreements. The shares were valued at $22,667, based on the valuation from the Company and expensed as salary compensation.

In January 2017, the Company acquired 51% ownership in IM1 in exchange for 583,000 shares of Level Brands Inc. common stock, which was valued at $495,550.

In January 2017, the Company acquired 51% ownership in EE1 in exchange for 283,000 shares of Level Brands Inc. common stock, which was valued at $240,550.

Effective April 28, 2017, Priel Maman entered into an agreement with the Company to transfer his 12% member interest in BPU for 155,294 shares of the Company’s common stock, valued at $132,000. The Company now owns 100% membership interest of BPU.

On June 6, 2017, pursuant to an agreement dated May 15, 2017, the Company converted the outstanding line of credit principal balance of $593,797, together with the accrued interest of $179,380 for a total conversion amount of $773,177 into common shares of the Company at a price of $3.95 per share. In this transaction, the Company issued 195,740 shares of common stock.

Effective June 30, 2017, the Company converted the $2,125,000 principal amount of convertible promissory notes and all accrued interest of $127,500 into common shares of the Company at a price of $3.95 per share. In this transaction, the Company issued 570,254 shares of common stock.

On June 30, 2017, the Company entered into subscription agreements for 77,000 shares of common stock with two accredited investors in a private placement, which resulted in gross proceeds of $304,150 to the Company. In this transaction, $201,450 was received on June 30, 2017 and $102,700 was received subsequent to June 30, 2017.

On June 30, 2017, the Company entered into an agreement with an investor relations firm and as part of the compensation issued 5,000 shares of the Company’s common stock for services to be delivered through an IPO and no later than September 30, 2017. The shares were issued July 5, 2017 and valued at $19,750.

Stock option transactions:

In the three and nine months ended June 30, 2017:

On October 1, 2016 we granted an aggregate of 14,300 common stock options to two employees. The options vest 16% immediately, 42% January 1, 2017 and 42% January 1, 2018. The options have an exercise price of $7.50 per share and a term of five years. We have recorded an expense for the options of $53 and $524 respectively for the three and nine months ended June 30, 2017.

On October 1, 2016 we granted an aggregate of 171,500 common stock options to two employees. The options vest ratably on January 1, 2018. The options have an exercise price of $7.50 per share and a term of six years. We have recorded an expense for the options of $4,802 and $14,406 respectively for the three and nine months ended June 30, 2017.

On May 1, 2017 we granted an aggregate of 100,000 common stock options to one employee. The options vest 50% immediately and 50% on January 1, 2018. The options have an exercise price of $4.00 per share and a term of seven years. We have recorded an expense for the options of $13,438 and $13,438 respectively for the three and nine months ended June 30, 2017.

In the three and nine months ended June 30, 2016:

On December 15, 2015 we granted an aggregate of 40,000 common stock options to two employees. The options vest ratably over three years on the anniversary of the grant date. The options have an exercise price of $2.00 per share and a term of six years. We have recorded an expense for the options of $3,817 and $8,269 respectively for the three and nine months ended June 30, 2016.

The following table summarizes the inputs used for the Black-Scholes pricing model on the options issued in the nine months ended June 30, 2017 and 2016:

	2017	2016
Exercise price	$4.00 - $7.50	$2.00
Risk free interest rate	1.14 – 2.13%	1.84%
Volatility	54.69 – 60.39%	61.3%
Expected term	5-7 years	6 years
Dividend yield	None	None

Warrant transactions:

In the three and nine months ended June 30, 2017:

On October 1, 2016, the board approved the strike price adjustment for certain placement agent warrants totaling 20,067 from a strike price of $8.75 to $5.00. On October 26, 2016, 38,358 shares were issued, upon a cashless exercise of the 20,067 warrants above and another 50,000 warrants, at a strike price of $2.75, which had been issued to a placement agent for prior services related to previous private placements of our securities.

On October 4, 2016 and October 24, 2016, we issued in aggregate, warrants exercisable into 141,676 shares of common stock with an exercise price of $7.80. The warrants expire on September 30, 2021. The warrants were issued in conjunction with the Company’s 8% convertible notes, described in Note 6.

In the three and nine months ended June 30, 2016:

During February 2016, we issued placement agent warrants exercisable into 20,067 shares of common stock with an exercise price of $8.75. The warrants expire on February 16, 2020, however the warrants were exercised in October 2016.

The following table summarizes the inputs used for the Black-Scholes pricing model on the warrants issued in the nine months ended June 30, 2017 and 2016:

	2017	2016
Exercise price	$7.80	$8.75
Risk free interest rate	1.22-1.27%	1.07%
Volatility	52.77-54.49%	43.34%
Expected term	5 years	4 years
Dividend yield	None	None

NOTE 11 – STOCK-BASED COMPENSATION

Equity Compensation Plan – On June 2, 2015, the Company’s Board of Directors approved the 2015 Equity Compensation Plan (“Plan”). The Plan made 1,175,000 common stock shares, either unissued or reacquired by the Company, available for awards of options, restricted stocks, other stock grants, or any combination thereof. The number of shares of common stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2016, by an amount equal to one percent (1%) of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed 100,000 shares of common stock.

We account for stock-based compensation using the provisions of FASB ASC 718.  FASB ASC 718 codification requires companies to recognize the fair value of stock-based compensation expense in the financial statements based on the grant date fair value of the options. We have only awarded stock options since December 2015. All options are approved by the Board of Directors until the board establishes a Compensation Committee. Restricted stock awards that vest in accordance with service conditions are amortized over their applicable vesting period using the straight-line method. The fair value of our stock option awards or modifications is estimated at the date of grant using the Black-Scholes option pricing model.

Eligible recipients include employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company. Options granted generally have a ten-year term and vest over three years from the date of grant. Certain of the stock options granted under the plan have been granted pursuant to various stock option agreements. Each stock option agreement contains specific terms.

Stock Options – The Company currently has awards outstanding with service conditions and graded-vesting features. We recognize compensation cost on a straight-line basis over the requisite service period.

The fair value of each time-based award is estimated on the date of grant using the Black-Scholes option valuation model. Our weighted-average assumptions used in the Black-Scholes valuation model for equity awards with time-based vesting provisions granted during the three and nine months ended June 30, 2017:

The following table summarizes stock option activity under the Plan:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term(in years)	Aggregate intrinsic value (in thousands)
Outstanding at September 30, 2016	40,000	2.00
Granted	285,800	6.28
Exercised	—	—
Forfeited	—	—
Outstanding at June 30 2017	325,800	$5.75	5.98	$—

Exercisable at June 30, 2017	71,634	$4.03	—	$—

As of June 30, 2017, there was approximately $40,036 of total unrecognized compensation cost related to non-vested stock options which vest over a period of approximately 1.5 years.

Restricted Stock Award transactions:

On October 1, 2016, the Company issued 230,000 restricted stock awards in aggregate to board members and the Chairman who is also our Chief Executive Officer. The restricted stock awards vest January 1, 2018. The stock awards are valued at fair market upon issuance at $195,500 and amortized over the vesting period. We recognized $39,100 and $117,300 of stock based compensation expense for the three and nine months ended June 30, 2017, respectively.

NOTE 12 – WARRANTS

Transactions involving our equity-classified warrants are summarized as follows:

	Number of shares	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at September 30, 2016	70,067	3.39
Issued	141,676	7.80
Exercised	(70,067)	—
Forfeited	—	—
Outstanding at June 30, 2017	141,676	$7.80	4.2	$—

Exercisable at June 30, 2017	141,676	$7.80	4.2	$—

The following table summarizes outstanding common stock purchase warrants as of June 30, 2017:

	Number of shares	Weighted-average exercise price	Expiration

Exercisable at $7.80 per share	141,676	$7.80	September 2021
	141,676	7.80

NOTE 13 – SEGMENT INFORMATION

The Company operates through its three subsidiaries in three business segments: the Professional Products, the Licensing, and the Entertainment divisions. The Professional Products division is designed to be an innovative and cutting-edge producer and marketer of quality hair care and other beauty products. The Licensing division is designed to establish a lifestyle brand via licensing of select products / categories (grooming, personal care, cologne, accessories, jewelry and apparel) with a focus on addressing the needs of the men. The Entertainment division’s focus is to become a producer and marketer of multiple entertainment distribution platforms. The corporate parent also will generate revenue from time to time, thru advisory consulting agreements. This revenue is similar to the Entertainment divisions revenue process and we have allocated revenue from corporate to the Entertainment division for segment presentation.

The Professional Products division operated for the full year in fiscal 2016 and only partially in fiscal 2015 as it was acquired in March 2015. The Licensing and Entertainment divisions were both acquired in January 2017.

The performance of the business is evaluated at the segment level. Cash, debt and financing matters are managed centrally. These segments operate as one from an accounting and overall executive management perspective, though each segment has senior management in place; however they are differentiated from a marketing and customer presentation perspective, though cross-selling opportunities exist and continue to be pursued.

Condensed summary segment information follows for the three and nine months ended June 30, 2017 and 2016.

Three months ended June 30, 2017
	Three Months Ended September 30, 2016
	Professional Product Division	Licensing Division	Entertainment Division	Total
Net Sales	$291,342	$870,667	$625,000	$1,787,009
Income (loss) from Operations before Overhead	$(399,304)	$41,573	$248,497	$(109,234)
Allocated Corporate Overhead (a)	6,507	15,233	10,935	32,675
Net Loss	$(405,811)	$26,340	$237,562	$(141,909)

Three months ended June 30, 2016
	Professional Product Division	Licensing Division	Entertainment Division	Total
Net Sales	$385,486	$-	$-	$385,486
Income (loss) from Operations before Overhead	$(1,059,745)	$-	$-	$(1,059,745)
Allocated Corporate Overhead (a)	379,430			379,430
Net Loss	$(1,439,175)	$-	$-	$(1,439,175)

Nine months ended June 30, 2017
	Three Months Ended September 30, 2016
	Professional Product Division	Licensing Division	Entertainment Division	Total
Net Sales	$865,890	$1,635,667	$893,830	$3,395,387
Income (loss) from Operations before Overhead	$(1,272,383)	$654,962	$281,153	$(336,268)
Allocated Corporate Overhead (a)	201,807	381,214	208,319	791,340
Net Loss	$(1,474,190)	$273,748	$72,834	$(1,127,608)

Assets	$2,612,192	$1,728,290	$757,140	$5,097,622

Nine months ended June 30, 2016
	Three Months Ended September 30, 2016
	Professional Product Division	Licensing Division	Entertainment Division	Total
Net Sales	$1,801,354	$-	$-	$1,801,354
Income (loss) from Operations before Overhead	$(2,060,354)	$-	$-	$(2,060,354)
Allocated Corporate Overhead (a)	716,203			716,203
Net Loss	$(2,776,557)	$-	$-	$(2,776,557)

Assets	$1,736,402	-	-	$1,736,402

(a)
The Company began allocating corporate overhead to the business segments in April 2017. We have allocated overhead on a proforma basis for the three and nine months ended June 30, 2017 and 2016 above for comparison purposes.

NOTE 14 – INCOME TAXES

With the addition of IM1 and EE1 through the membership interest exchange agreements dated in January 2017, we have added additional indefinite-lived intangibles which are amortized for tax purposes.  This creates a deferred tax liability that cannot be offset against our deferred tax assets.  The effective tax rate for the nine months ended June 30, 2017 has decreased in comparison to the fiscal year ended September 30, 2016 effective rate.  This decrease is primarily a result of the deferred tax liability that must be recorded from the aforementioned intangibles.

NOTE 15 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 18, 2017, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

On June 30, 2017, the Company entered into subscription agreements for 77,000 shares of common stock with two accredited investors in a private placement, which resulted in gross proceeds of $304,150 to the Company. In this transaction, $201,450 was received on June 30, 2017 and $102,700 was received subsequent to June 30, 2017.

Effective July 1, 2017, the Company entered into an agreement with an investor relations firm and agreed to pay $20,000 and issue 5,000 shares of the Company’s common stock for services to be delivered through an IPO and no later than September 30, 2017. The shares were valued at $19,750.

In July 2017, the Company entered into subscription agreements for 133,000 shares of common stock with two accredited investors in a private placement, which resulted in gross proceeds of $525,350 to the Company. The accredited investors Stone Street Partners LLC and Stone Street Partners Opportunity Fund II LLC are affiliates of our CEO and Chairman.

On July 31 2017, the Company sold preferred shares it had received as payment for services to a customer. The preferred shares were sold to a related party. The preferred shares were valued as marketable securities at $650,000 and were sold for $475,000, which was paid $200,000 in cash and a short term note of $275,000 at 3% interest. The Company recorded an impairment of $175,000 as of July 31, 2017 (see Note 3).

On August 24, 2017, the Company issued 19,100 shares of common stock to a vendor for services. The shares were valued at $75,445.

On August 31, 2017, the Company issued options to purchase 20,000 shares of common stock at a strike price of $4.00 to 1 employee of the company and the options vest on August 31, 2018. The options were valued at $45,040.

On September 1, 2017, the Company entered into a license agreement with kathy ireland Worldwide for certain use of kathy ireland trademark, likeness, videos, photos and other visual presentations for the Company initial public offering and associated roadshow. The Company agreed to pay $100,000, of which $50,000 has been paid and $50,000 will be paid out of proceeds from the initial public offering.

On September 8, 2017, the Company issued options to purchase in aggregate 7,500 shares of common stock at a strike price of $4.00 to 3 consultants of the company. The options vest on October 1, 2018. The shares were valued at $10,770.

On September 8, 2017, the Company entered into a wholesale license agreement with Andre Carthen and issued 45,500 shares of common stock, valued at $179,725. In addition, the Company agreed to pay $65,000 within 30 days completion of its initial public offering and also issued warrants to purchase 45,500 shares of common stock at a strike price of $4.00. The warrants were valued at $65,338.

On September 8, 2017, the Company entered into a wholesale license agreement with Nicholas Walker and issued 25,000 shares of common stock, valued at $98,750. In addition, the Company agreed to pay $40,000 within 30 days completion of its initial public offering and also issued warrants to purchase 25,000 shares of common stock at a strike price of $4.00. The warrants were valued at $35,900.

On September 8, 2017, the Company extended its Master Advisory and Consulting Agreement with kathy ireland Worldwide to February 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Level Brands Inc. and subsidiary
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Level Brands Inc. and subsidiary (the “Company”) as of September 30, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended September 30, 2016 and the period from March 17, 2015 (inception) to September 30, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2016 and 2015, and the results of its operations and its cash flows for year ended September 30, 2016 and the period from March 17, 2015 (inception) to September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP
Charlotte, North Carolina
May 1, 2017

LEVEL BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2016 AND 2015

	2016	2015
Assets

Current assets:
Cash and cash equivalents	$34,258	$546,461
Accounts receivable	163,974	151
Inventory	687,465	167,725
Prepaid inventory	-	374,820
Prepaid expenses and other current assets	70,620	148,886
Total current assets	956,317	1,238,043
Property and equipment, net	180,281	97,957
Intangible assets	486,760	486,760

Total assets	$1,623,358	$1,822,760

Liabilities and shareholders’ (deficit) equity

Current liabilities:
Accounts payable	$206,156	$80,892
Accrued Expenses	787,139	125,979
Note payable - related party	-	90,078
Interest Payable - related party	113,241	3,307
Line of credit payable - related party, net of unamortized costs of $96,250 and $35,000, respectively	797,547	241,156
Total current liabilities	1,904,083	541,412

Deferred tax liability	12,000	4,000

Total liabilities	1,916,083	545,412

Level Brands, Inc. shareholders’ equity:
Preferred stock, authorized 50,000,000 shares, $0.001 par value, no shares issued and outstanding	-	-
Common stock, authorized 150,000,000 shares, $0.001 par value,
3,400,834 and 2,653,500 shares issued and outstanding, respectively	3,401	2,654
Additional paid in capital	4,847,362	2,521,912
Accumulated deficit	(4,487,336)	(1,130,847)
Total Level Brands, Inc. shareholders’ equity	363,427	1,393,719
Noncontrolling interest	(656,152)	(116,371)
Total shareholders’ (deficit) equity	(292,725)	1,277,348

Total liabilities and shareholders’ equity (deficit)	$1,623,358	$1,822,760

 See Notes to Consolidated Financial Statements

LEVEL BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2016 AND FOR THE INITIAL PERIOD
MARCH 17, 2015 (INCEPTION) TO SEPTEMBER 30, 2015

	2016	2015

Sales	$2,631,125	$12,542
Allowances	(599,563)	-
Net Sales	2,031,562	12,542
Costs of goods sold	1,618,432	7,618
Gross profit	413,130	4,924
Operating expenses	4,146,423	1,304,109
Loss from operations	(3,733,293)	(1,299,185)
Interest expense	154,977	14,546
Loss before provision for income taxes	(3,888,270)	(1,313,731)

Provision for income taxes	8,000	4,000
Net loss	(3,896,270)	(1,317,731)
Net loss attributable to noncontrolling interest	539,781	186,884

Net loss attributable to Level Brands, Inc. common shareholders	$(3,356,489)	$(1,130,847)

Loss per share, basic and diluted	$(1.13)	$(0.59)
Weighted average shares outstanding	2,980,223	1,911,768

 See Notes to Consolidated Financial Statements

LEVEL BRANDS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016 AND FOR THE INITIAL PERIOD MARCH 17, 2015 (INCEPTION) TO SEPTEMBER 30, 2015

	2016	2015

Cash flows from operating activities:
Net loss	$(3,896,270)	$(1,317,731)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock based compensation	11,450	37,500
Amortization of debt issue costs	43,750	7,000
Depreciation	44,935	7,281
Expenses paid through sale price of warrants	-	25,000
Common stock issued as charitable contribution	225,000	-
Changes in operating assets and liabilities:
Accounts receivable	(163,823)	4,901
Inventory	(519,740)	(161,525)
Prepaid inventory	374,820	(374,820)
Prepaid expenses and other current assets	78,266	(148,885)
Accounts payable and accrued expenses	785,916	206,871
Interest Payable	110,442	3,307
Deferred tax liability	8,000	4,000
Cash used by operating activities	(2,897,254)	(1,707,101)

Cash flows from investing activities:
Purchase of Intangible Assets	-	(150,000)
Purchase of property and equipment	(127,259)	(105,238)
Cash used by investing activities	(127,259)	(255,238)

Cash flows from financing activities:
Proceeds from sale of common stock	1,984,747	2,280,066
Proceeds from notes payable	-	150,000
Debt issuance cost	-	(10,000)
Proceeds from line of credit	1,782,814	276,156
Repayments of line of credit	(1,165,173)	-
Repayment of note payable shareholder	(90,078)	(187,422)
Cash provided by financing activities	2,512,310	2,508,800
Net (decrease) increase in cash	(512,203)	546,461
Cash and cash equivalents, beginning of period	546,461	-
Cash and cash equivalents, end of period	$34,258	$546,461

 See Notes to Consolidated Financial Statements

LEVEL BRANDS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016 AND FOR THE INITIAL PERIOD MARCH 17, 2015 (INCEPTION) TO SEPTEMBER 30, 2015
(continued)

Supplemental Disclosures of Cash Flow Information:

	2016	2015

Cash Payments for:
Interest expense	$1,293	$4,239

Non-cash financial activities:
Common stock issued for financing fees	$105,000	$32,000
Note converted to common stock	-	150,000
Trade accounts payable assumed to purchase intangible asset	-	277,500
Equity issued to purchase intangible asset	-	70,513

 See Notes to Consolidated Financial Statements

LEVEL BRANDS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2016 AND FOR THE INITIAL PERIOD
MARCH 17, 2015 (INCEPTION) TO SEPTEMBER 30, 2015

					Additional
	Preferred Stock		Common Stock		Paid in	Accumulated	Non-controlling
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Total
Balance, March 17, 2015	-	$-	-	$-	$-	$-	$-	$-
Sale of common stock net fees	-	-	2,450,000	2,450	2,277,616	-	-	2,280,066
Issuance of common stock for finance fee	-	-	16,000	16	31,984	-	-	32,000
Common stock issued for services	-	-	37,500	38	37,462	-	-	37,500
Common stock issued as payment for note payable	-	-	150,000	150	149,850	-	-	150,000
Sale of common stock warrants			-	-	25,000	-	-	25,000
Subsidiary interest issued for asset acquisition	-	-	-	-	-	-	70,513	70,513
Net loss	-	-	-	-	-	(1,130,847)	(186,884)	(1,317,731)
Balance, September 30, 2015	-	-	2,653,500	2,654	2,521,912	(1,130,847)	(116,371)	1,277,348
Sale of common stock	-	-	286,667	286	1,984,461	-	-	1,984,747
Common stock issued upon cashless exercise of warrants	-	-	416,667	417	(417)	-	-	-
Issuance of common stock for finance fee	-	-	14,000	14	104,986	-	-	105,000
Common stock issued for charitable contribution	-	-	30,000	30	224,970	-	-	225,000
Stock based compensation	-	-	-	-	11,450	-	-	11,450
Net loss	-	-	-	-	-	(3,356,489)	(539,781)	(3,896,270)
Balance, September 30, 2016	-	$-	3,400,834	$3,401	$4,847,362	$(4,487,336)	$(656,152)	$(292,725)

 See Notes to Consolidated Financial Statements

LEVEL BRANDS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2016 AND FOR THE INITIAL PERIOD
MARCH 17, 2015 (INCEPTION) TO SEPTEMBER 30, 2015

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business – Level Brands, Inc. (“Level Brands”, “we”, “us”, “our”, “Parent Company” or the “Company”) is a North Carolina corporation formed on March 17, 2015 as Level Beauty Group, Inc. In November 2016 we changed the name of the company to Level Brands Inc. We intend to invest in, acquire, develop and take the lead equity management position in early stage growth brands. We operate from our offices located in Charlotte, North Carolina. Our fiscal year end is established as September 30, therefore our first fiscal reporting period is a partial period defined as the period from inception (March 17, 2015) to September 30, 2015, whereas our fiscal year end 2016 is a full period from October 1, 2015 to September 30, 2016 (the “periods”).

In March 2015, we formed Beauty and Pin-Ups, LLC (“BPU”), a North Carolina limited liability company, and contributed $250,000 in exchange for our member interest. As of September 30, 2016 we own a 78% member interest in BPU. BPU manufactures, markets and sells an array of beauty and personal care products, including hair care and hair treatments, as well as beauty tools. The Company’s products are sold to the professional segment, principally through distributors to professional salons in the North America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiary BPU. All material intercompany transactions and balances have been eliminated in consolidation. The third party ownership of the Company’s subsidiary is accounted for as noncontrolling interest in the consolidated financial statements. Changes in the noncontrolling interest are reported in the statement of shareholders’ deficit.

Use of Estimates

The preparation of the Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), and requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to, allowances for doubtful accounts, inventory valuation reserves, expected sales returns and allowances, trade support costs, certain assumptions related to the valuation of acquired intangible and long-lived assets and the recoverability of intangible and long-lived assets and income taxes, including deferred tax valuation allowances and reserves for estimated tax liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents

For financial statements purposes, the Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

Accounts receivable

Accounts receivable are stated at cost less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of customer’s financial condition, and generally collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the receivables, past experience, current economic conditions, and other risks inherent in the receivables portfolio. As of September 30, 2016 and 2015, all receivables were considered by management to be fully collectible.

Inventory

Inventory is stated at the lower of cost or market value with cost being determined on a weighted average basis. The cost of inventory includes product cost, and production fill and labor (which we outsource to third party manufacturers). Write-offs of potentially slow moving or damaged inventory are recorded based on management’s analysis of inventory levels, future sales forecasts and through specific identification of obsolete or damaged products. Prepaid Inventory represents deposits made with third party manufacturers in order to begin production of an order for product.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is charged to expense over the estimated useful lives of the assets using the straight-line method. Generally, the useful lives are 5 years for trade show booths, 3 years for manufacturer’s molds and plates and 3 years for computer equipment. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the consolidated statement of operations for the applicable period. Long-lived assets held and used by the Company are reviewed for impairment whenever changes in circumstance indicate the carrying value of an asset may not be recoverable. There were no impairments during the year ended September 30, 2016 and for the initial period from March 17, 2015 to September 30, 2015.

Intangible Assets

The Company’s intangible assets consist of trademarks and other intellectual property. The Company employs the non-amortization approach to account for purchased intangible assets having indefinite lives. Under the non-amortization approach, intangible assets having indefinite lives are not amortized into the results of operations, but instead are reviewed annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, to assess whether their fair value exceeds their carrying value. There were no impairments during the year ended September 30 2016 and for the initial period from March 17, 2015 to September 30, 2015.

Revenue Recognition

The Company’s policy is to recognize revenue when persuasive evidence of an arrangement exists, shipping has occurred, the sales price is fixed or determinable and collection is probable. The Company records revenue from the sale of its products when risk of loss and title to the product are transferred to the customer, which is upon shipping. Net sales are comprised of gross revenues less expected product returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. Although, the Company does not have a formal return policy, from time to time the Company will allow customers to return certain products.  A business decision related to customer returns is made by the Company and is performed on a case-by-case basis. We record returns as a reduction in sales and based on whether we dispose of the returned product adjust inventory and record expense as appropriate. There were no allowances for sales returns during the year ended September 30, 2016 and for the initial period from March 17, 2015 to September 30, 2015.

Cost of Goods Sold

Cost of goods sold includes the cost of product sold, inventory shortages, damages and certain freight charges. Cost of goods sold also includes the cost of refurbishing products returned by customers that will be offered for resale and the cost of inventory write-downs associated with adjustments of held inventories to their net realizable value. These costs are reflected in the Company’s consolidated statement of operations when the product is sold and net sales revenues are recognized or, in the case of inventory write-downs, when circumstances indicate that the carrying value of inventories is in excess of their recoverable value.

Advertising Costs

The Company expenses all costs of advertising and related marketing and promotional costs as incurred. The Company incurred approximately $670,000 and $107,000 in advertising and related marketing and promotional costs included in operating expenses during the periods ended September 30, 2016 and 2015, respectively.

Shipping and Handling Fees and Costs

All fees billed to customers for shipping and handling are classified as a component of sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

Income Taxes

The Parent Company is a North Carolina corporation that is treated as a corporation for federal and state income tax purposes. BPU is a multi-member limited liability company that is treated as a partnership for federal and state income tax purposes. As such, the Parent’s partnership share in the taxable income or loss of BPU is included in the tax return of the Parent.

The Parent Company accounts for income taxes pursuant to the provisions of the Accounting for Income Taxes topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Parent Companyuses the inside basis approach to determine deferred tax assets and liabilities associated with its investment in a consolidated pass-through entity. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2016 and September 30, 2015, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated financial statements.

The Company early adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes as of September 30, 2016 and 2015, and as a result deferred tax assets and liabilities are classified as noncurrent on the balance sheet.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (“FDIC”) covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. The Company had no uninsured balances at September 30, 2016 and had an uninsured balance of $242,419 as of September 30, 2015.

Concentration of credit risk with respect to receivables is principally limited to trade receivables with corporate customers that meet specific credit policies. Management considers these customer receivables to represent normal business risk. The Company had one customers whose revenue individually represented 89% of the Company’s net sales for the reporting period ended September 30, 2016 and whose accounts receivable balance individually represented 99% of the Company’s total accounts receivable as of September 30, 2016. The Company had four customers whose revenue collectively represented 79.8% of the Company’s net sales for the reporting period ended September 30, 2015 and one customer whose balance represented 100% of the Company’s total accounts receivable as of September 30, 2015.

Fair Value of Financial Instruments

The Fair Value Measurements and Disclosures topic of the FASB ASC requires disclosure of the fair value of financial assets and liabilities for which it is practicable to estimate. Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The Company determined the estimated fair value of its debt by discounting future cash payments at their effective rates of interest, which approximate current market rates of interest for similar loans. Accordingly, there is no material difference between their carrying amount and fair value.

Debt Issuance Costs

Debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. Amortization of debt issuance costs are included as a component of interest expense.

Stock-Based Compensation

We account for our stock compensation under the Compensation - Stock Compensation topic of the FASB ASC using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually thevesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

We use the Black-Scholes model for measuring the fair value of options and warrants. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Net Loss Per Share

The Company uses ASC 260-10, “Earnings Per Share” for calculating the basic and diluted loss per share. The Company computes basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

At September 30, 2016 and 2015, 110,067 and 550,000 potential shares, respectively, were excluded from the shares used to calculate diluted loss per share as their inclusion would reduce net loss per share.

New Accounting Standards

In May 2014, August 2015 and May 2016, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers, and ASU 2015-14 Revenue from Contracts with Customers, Deferral of the Effective Date, respectively, which implement ASC Topic 606. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance under US GAAP, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, anduncertainty of revenue and cash flows arising from contracts with customers. The amendments in these ASUs are effective for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted for annual periods beginning after December 15, 2016. These ASUs may be applied retrospectively to all prior periods presented, or retrospectively with a cumulative adjustment to retained earnings in the year of adoption. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about the Company’s ability to continue as a going concern, and if so, to provide related disclosures. ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Company is assessing the impact, if any, of implementing this guidance on its evaluation of going concern.

In July 2015, the FASB issued ASU 2015-11, Inventory: Simplifying the Measurement of Inventory. The purpose of ASU 2015-11 is to more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards. ASU 2015-11 requires entities to measure most inventory at the “lower of cost or net realizable value.” Additionally, some of the amendments are designed to more clearly articulate the requirements for the measurement and disclosure of inventory. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In February 2016, the FASB issued ASU 2016-02, Leases.  The purpose of ASU 2016-02 is to establish the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This guidance results in a more faithful representation of the rights and obligations arising from operating and capital leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative informationabout lease transactions, such as information about variable lease payments and options to renew and terminate leases. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation: Improvements to Employee Share-Based Payment Accounting.  The purpose of ASU 2016-09 is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equities or liabilities, and classification of amounts in the statement of cash flows.  ASU 2016-09 is effective for fiscal years and interim periods beginning after December 15, 2016.  The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The amendments in this update provided guidance on eight specific cash flow issues. This update is to provide specific guidance on each of the eight issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

 NOTE 2 – INTANGIBLE ASSETS

On April 13, 2015, BPU acquired from Beauty & Pinups, Inc., a New York corporation (“BPUNY”) certain assets, including the trademark “Beauty & Pin Ups” and its variants and certain other intellectual property and assumed $277,500 of BPUNY’s accounts payable to its product vendor, which bears interest at 6% annually, on which we are making periodic payments.

Intangible assets as of September 30, 2016 and 2015 consisted of the following:

	2016	2015
Trademark and other intellectual property	$486,760	$486,760

The Company performs an impairment analysis at August 1 annually on the indefinite-lived intangible assets following the steps laid out in ASC 350-30-35-18. As of September 30, 2016 and September 30, 2015 there has been no impairment.

NOTE 3 – INVENTORY

Inventory at September 30, 2016 and 2015 consists of the followings:

	2016	2015
Finished goods	$656,607	$100,348
Inventory components
Inventory reserve	-	-
	-
Total	$687,465	$167,725

NOTE 4 – PROPERTY AND EQUIPMENT

Major classes of property and equipment at September 30, 2016 and 2015 consist of the followings:

	2016	2015
Computers and equipment	$14,311	$8,935
Show booth and equipment	171,986	62,103
Manufacturers’ molds and plates	34,200	34,200
Software	12,000	-
	232,497	105,238
Less accumulated depreciation	(52,216)	(7,281)
Net property and equipment	$180,281	$97,957

Depreciation expense related to property and equipment was $44,935 and $7,281 for the periods ended September 30, 2016 and 2015, respectively.

NOTE 5 – LINE OF CREDIT

In August 2015, we entered into a one year $1,000,000 revolving line of credit agreement with LBGLOC, LLC, a related party. Under the terms of the agreement, we pay interest on any amounts advanced at the rate of 10% per annum. We granted LBGLOC, LLC a blanket security agreement on our assets as collateral for amounts advanced under the credit line. As additional consideration for granting the credit line, we issued the lender 16,000 shares of common stock.

The agreement was renewed for an additional one year period on September 1, 2016. As additional consideration for renewing the credit line, we issued the lender 14,000 shares of common stock.

The outstanding balances due under the agreements were $893,797 and $276,156 at September 30, 2016 and 2015, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to the acquisition of assets from BPUNY described in Note 2, we assumed a trade payable of $277,500 due to a vendor, which is now a member of BPU. The trade payable was converted to a note that matured in April 2016 and interest on the outstanding balance accrued at 6% per annum. We made payments on the liability aggregating $90,078 and $187,422 during the reporting periods ended September 30, 2016 and 2015, respectively. The note was fully paid as of September 30, 2016. The balance due at September 30, 2015 was $90,078. Interest expense was $1,207 and $4,239 for the reporting periods ended September 30, 2016 and 2015, respectively.

In March 2015 we borrowed $150,000 from Stone Street Partners, LLC, an affiliate of Mr. Sumichrast, under the terms of a promissory note. We used these proceeds for general working capital. In April 2015 we entered into a conversion agreement with Stone Street Partners, LLC under which this note, plus an additional $850,000 paid to us, was converted into 1,000,000 shares of our common stock.

In April 2015, we sold Mr. G. Tyler Runnels, a former member of our board of directors, 500,000 shares of our common stock in a private transaction at a purchase price of $1.00 per share.

In April 2015, we entered into a two year Advisory Services Agreement (“ASA”) with a shareholder for management, creative and marketing services. The agreement provides for a monthly fee of $10,000, which the shareholder has agreed to defer payment of until the Company has sufficient available cash or upon closing of a capital raise in excessof $5,000,000. We have recorded expense of $120,000 and $50,000 for the reporting periods ended September 30, 2016 and 2015, respectively, which has been accrued during the periods. No payments have been made for the monthly fees during the periods ended September 30, 2016 and 2015. On October 1, 2016 the Company and the shareholder agreed as follows: (1) to terminate the ASA and all fees owed by providing 36,000 shares of the Company’s common stock and (2) a lump sum payment of $50,000, which was paid on November 4, 2016. In addition we issued 40,000 shares of the Company’s common stock for additional consulting services which were outside the original scope of service. All shares were issued on November 15, 2016.

In April 2015, we entered into a two year consulting agreement with a member of BPU for creative influence, leadership and direction services. The agreement provides for a monthly fee of $12,000. During the reporting periods ended September 30, 2016 and 2015, we have recorded prepaid expense of $10,393 and $15,500 respectively, and have recorded expense of $144,000 and $65,750, respectively, related to this agreement.

In April 2015, we entered into a Management Services Agreement (the “MSA”) with kathy ireland® Worldwide (“kiWW”) pursuant to which it agreed to provide management certain creative and marketing services. One of our board members is the CFO for kiWW. As compensation, we generally agreed to pay, a deferred monthly fee of $10,000, to the extent kiWW is providing services with respect to BPU, an annual fee of 10% of the gross margins of BPU after the first $10 million in revenues; and a $750,000 royalty fee, of which this criteria has not been met as of the year ended September 30, 2016. We paid kiWW $100,000 upon the execution of this agreement. On October 1, 2016, the Company and kiWW agreed to terminate the MSA agreement and all fees owed by providing a lump sum payment of $50,000, which was paid on November 3, 2016.

In April 2015, we sold to kiWW, an affiliate of one of our board members, a five-year warrant to purchase 500,000 shares of our common stock at an exercise price of $1.25 per share for $25,000. Subsequent to this transaction, kiWW transferred a portion of the warrant to a third-party. The warrants were exercised in March 2016.

In June 2015, we engaged T.R. Winston & Co., LLC (“TRW”), a broker-dealer and member of FINRA that is an affiliate of a shareholder, to serve as our exclusive placement agent in a private placement of our securities which resulted in gross proceeds to us of $1,000,000. In this offering, we paid TRW cash commissions of $60,000 and issued its affiliates five year placement agent warrants to purchase 50,000 shares of our common stock at an exercise price of $2.75 per share, which are exercisable on acashless basis. Pursuant to the terms of the agreement with TRW, until February 2017 we agreed to pay the firm a tail fee on proceeds we may receive which will be identical to the compensation it is to receive in the earlier offering in the event of any subsequent public or private offerings or other capital raising transactions resulting from investment made by purchasers in the earlier offering that were introduced to us, directly or indirectly, by TRW.

In August 2015, we entered into an agreement for a one million dollar line of credit with a 10% annual interest rate with LBGLOC LLC. One of the members of this LBGLOC LLC was Stone Street Partners Opportunity Fund II LLC (the “Fund”) of which at the time our Chairman of the board was the manager and a member of this LLC. The Fund invested $300,000 toward the line of credit provide by LBGLOC LLC to the Company. The Fund exited the line of credit on November 23, 2015, when a new unrelated member joined LBGLOC LLC, and the Fund was paid principal and interest totaling $308,750. The Company issued 16,000 shares of common stock to LBGLOC LLC as a fee for setting up the line of credit.

In December 2015, we engaged T.R Winston & Co., LLC to serve as our exclusive placement agent in a private placement of our securities which resulted in gross proceeds to us of $2,150,000 in February 2016. In this offering, we paid T.R. Winston & Co., LLC cash commissions of $150,500 and issued its affiliates four year placement agent warrants to purchase 20,067 shares of our common stock at an exercise price of $8.75 per share, which are exercisable on a cashless basis. In February 2016 we reduced the exercise price of these warrants to $5.00 per share. These warrants and the warrants associated with the June 2015 placement were exercised on a cashless basis in October 2016.

In January 2016 we entered into a charitable agreement, as amended, with Best Buddies International, an affiliate of a member of our board of directors. Pursuant to the agreement we issued 30,000 shares of our common stock valued at $225,000 as a charitable contribution.

In July 2016, we entered into a one year promissory note with a shareholder for amounts to be advanced as needed at an annual interest rate of 7%. Our Chairman of the board at the time was a member of the shareholder. From July through August 18, 2016 the Company was advanced $303,966 and paid this principal back in full on September 9, 2016. Interest of $3,352 had been accrued by the Company and was paid on November 23, 2016.

In August 2016, we renewed an agreement for a one million dollar line of credit with a 10% annual interest rate with LBGLOC LLC. One of the members of this LLC was Stone Street Partners Opportunity Fund II LLC (the “Fund”) of which at the time our Chairman of the board was the manager and a member of this LLC. The Fund invested $300,000 toward the line of credit provide by LBGLOC LLC to the company. The Company also issued 14,000 shares of common stock as a fee to LBGLOC LLC for the renewal of the line of credit. The Fund exited the line of credit on October 6, 2016 and was paid principal and interest totaling $302,500, thus reducing the available borrowing limit on the line of credit to $700,000.

NOTE 7 – SHAREHOLDERS’ EQUITY

Preferred Stock – We are authorized to issue 50,000,000 shares of preferred stock, par value $0.001 per share. Our preferred stock does not have any preference, liquidation, or dividend provisions. No shares of preferred stock have been issued.

Common Stock – We are authorized to issue 150,000,000 shares of common stock, par value $0.001 per share. There were 3,400,834 and 2,653,500 shares of common stock issued and outstanding at September 30, 2016 and 2015, respectively.

On November 11, 2016, majority shareholders of the Corporation, upon recommendation of the Board of Directors, approved a reverse stock split of the Corporation’s common stock to be effected at a specific ratio to be determined by the Board of Directors in the future within a range up to one for nine (1:9). On December 2, 2016, the Board of Directors fixed the ratio of the reverse stock split at one to five (1:5) and set the effective date as December 5, 2016. All share and per share amounts within these consolidated financial statements have been retroactively adjusted to give effect to the reverse split.

Common stock transactions:

Fiscal year 2016:

We issued 416,667 shares of common stock upon the cashless exercise of 500,000 warrants.

We sold 286,667 shares of common stock in a private placement for gross proceeds of $2,150,000. Costs of $165,253 were deducted from the proceeds.

We issued 14,000 shares of common stock, valued at $105,000, as an incentive to LBGLOC, LLC to renew a revolving credit agreement. The shares were valued using the price established from the most recent equity financing in January and February 2016.

We issued 30,000 shares of common stock, valued at $225,000, as a charitable contribution. The shares were valued using the price established from the most recent equity financing in January and February 2016.

Fiscal year 2015:

We sold 600,000 shares of common stock to our founders for aggregate proceeds of $3,000.

We sold 1,350,000 shares of common stock in a private placement for aggregate proceeds of $1,350,000.

We issued 150,000 shares of common stock upon settlement of a note with Stone Street Partners LLC in the amount of $150,000.

We issued 37,500 shares of common stock, valued at $37,500, to a board member upon joining the board of directors.

We sold an aggregate of 500,000 shares of common stock in a private placement and received $1,000,000 in gross proceeds. We incurred placement fees and other costs aggregating $64,000 which were deducted from the proceeds. We also paid $8,934 of legal fees.

We issued 16,000 shares of common stock, valued at $32,000, as an incentive to LBGLOC LLC to enter into a revolving credit agreement. The shares were valued using the price established from the most recent equity financing in June 2015.

Stock option transactions:

On December 15, 2015 we granted an aggregate of 40,000 common stock options to two employees. The options vest ratably over three years on the anniversary of the grant date. The options have an exercise price of $2.00 per share and a term of six years. The options have a grant date fair value of $1.15 per option, determined using the Black-Scholes method based on the following assumptions: (1) risk free interest rate of 1.84%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 61%; and (4) an expected life of the options of 6 years. The risk free interest rate is based on the U.S. Treasury rates on the grant date with maturity dates approximating the expected life of the option on the grant date. As the Company’s common stock has no public trading volume, volatility is calculated based on the average volatility of a group of peer companies. We have recorded an expense for the options of $11,450 for the year ended September 30, 2016.

Warrant transactions:

Fiscal year 2016

During February 2016, we issued placement agent warrants exercisable into 20,067 shares of common stock with an exercise price of $8.75. The warrants expire on February 16, 2020.

Fiscal year 2015

In April 2015, the Company sold 500,000 common stock warrants for proceeds of $25,000. The warrants have an exercise price of $1.25 and expire July 27, 2020.

During August 2015 we issued placement agent warrants exercisable into 50,000 shares of common stock with an exercise price of $2.75. The warrants expire on August 20, 2020.

All of these warrants were exercised during the year ended September 30, 2016.

The following table summarizes the inputs used for the Black-Scholes pricing model on the warrants issued in the periods ended September 30, 2016 and 2015:

Period ended September 30,

	2016	2015
Exercise price	$8.75	$1.25 - $2.75
Risk free interest rate	1.07%	1.36% - 1.52%
Volatility	43.34%	56.61% - 58.08%
Expected term	4 years	5 years
Dividend yield	None	None

NOTE 8 – STOCK-BASED COMPENSATION

Equity Compensation Plan – On June 2, 2015, the Board of Directors of Level Brands, Inc. approved the 2015 Equity Compensation Plan (“Plan”). The Plan made 1,175,000 common stock shares, either unissued or reacquired by the Company, available for awards of options, restricted stocks, other stock grants, or any combination thereof. The number of shares of common stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2016, by an amount equal to one percent (1%) of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed 100,000 shares of common stock.

Eligible recipients include employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company. Options granted generally have a ten-year term and vest over three years from the date of grant. Certain of the stock options granted under the plan have been granted pursuant to various stock option agreements. Each stock option agreement contains specific terms.

Stock Options – The Company currently has awards outstanding with service conditions and graded-vesting features. We recognize compensation cost on a straight-line basis over the requisite service period.

The fair value of each time-based award is estimated on the date of grant using the Black-Scholes option valuation model, which uses the assumptions described below. Our weighted-average assumptions used in the Black-Scholes valuation model for equity awards with time-based vesting provisions granted during the reporting periods ended September 30, 2016 and 2015:

The following table summarizes stock option activity under the Plan:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at March 17, 2015	—	$—
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at September 30, 2015	—
Granted	40,000	2.00
Exercised	—	—
Forfeited	—	—
Outstanding at September 30, 2016	40,000	$2.00	5.2	$—

Exercisable at September 30, 2016	—	$—	—	$—

As of September 30, 2016, there was approximately $34,000 of total unrecognized compensation cost related to non-vested stock options which vest over a period of approximately 2.25 years.

The following table summarizes the inputs used for the Black-Scholes pricing model on the options issued during the year ended September 30, 2016. No options were issued in 2015.

 Period ended September 30,

	2016	2015
Exercise price	$2.00
Risk free interest rate	1.84%
Volatility	61.3%
Expected Term	6 Years
Dividend yield	None

The expected volatility rate was estimated based on comparison to the volatility of a peer group of companies in the similar industry. The expected term used was the full term of the contract for the issuances. The risk-free interest rate for periods within the contractual life of the option is based on U.S. Treasury securities. The pre-vesting forfeiture rate of zero is based upon the experience of the Company. As required under ASC 718, we will adjust the estimated forfeiture rate to our actual experience. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time, which could result in changes to these assumptions and methodologies, and thereby materially impact our fair value determination.

NOTE 9 – WARRANTS

Transactions involving our equity-classified warrants are summarized as follows:

	Number of shares	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at March 17, 2015	—	$—
Issued	550,000	1.39
Exercised	—	—
Forfeited	—	—
Outstanding at September 30, 2015	550,000	1.39
Issued	20,067	8.75
Exercised	(500,000)	1.25
Forfeited	—	—
Outstanding at September 30, 2016	70,067	$4.47	3.7	$—

Exercisable at September 30, 2016	70,067	$4.47	3.7	$—

The following table summarizes outstanding common stock purchase warrants as of September 30, 2016:

	Number of shares	Weighted-average exercise price	Expiration

Exercisable at $2.75 per share	50,000	$2.75	August 2020
Exercisable at $8.75 per share	20,067	$8.75	February 2020
	70,067	4.47

NOTE 10 – INCOME TAXES

The Company generated operating losses for the years ended September 30, 2016 and 2015 on which it has recognized a full valuation allowance. The Company accounts for its state franchise and minimum taxes as a component of its general and administrative expenses.

The following table presents the components of the provision for income taxes for the periods presented:

	Periods Ended September 30,
	2016	2015
Current
Federal	$—	$—
State	—	—
Total current	—	—
Deferred
Federal	7,000	4,000
State	1,000	—
Total deferred	8,000	4,000
Total provision	$8,000	$4,000

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Periods Ended September 30,
	2016	2015
Federal statutory income tax rate	34.0%	34.0%
State income taxes, net of federal benefit	2.6	2.6
Permanent differences	(7.7)	(6.79)
Change in valuation allowance	(29.1)	(30.2)

Provision for income taxes	(0.2)%	(0.3)%

Significant components of the Company’s deferred income taxes are shown below:

	Periods Ended September 30,
	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$1,333,000	$334,000
Stock compensation	4,000	—
Management fees	189,000	65,000
Charitable contributions	5,000	—

Total deferred tax assets	1,531,000	399,000

Deferred tax liabilities
Depreciation and amortization	(14,000)	(6,000)
Total deferred tax liabilities	(14,000)	(6,000)
Net deferred tax assets	1,517,000	393,000
Valuation allowance	(1,505,000)	(389,000)

Net deferred tax liability	$12,000	$4,000

The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets will be realizable, the valuation allowance will be reduced. The valuation allowance increased by $1,116,000 and $389,000 for the periods ended September 30, 2016 and 2015, respectively.

At September 30, 2016, the Company has federal net operating losses, or NOL, carryforwards of approximately $3.6 million. The NOL carryforwards begin to expire in 2035.

The above NOL carryforward may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if the Company experienced one or more ownership changes.

The Company files income tax returns in the United States, and various state jurisdictions. The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. At September 30, 2016 and 2015, there are no unrecognized tax benefits, and there are no significant accruals for interest related to unrecognized tax benefits or tax penalties.

NOTE 11 – LEASES

The Company leases its office space on a month-to-month basis. Rent expense was $108,166 and $20,000 for the reporting periods ended September 30, 2016 and 2015, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Management Services Agreement

In April 2015, the Company entered into a Management Services Agreement (“MSA”) with kiWW in which management, creative, and marketing services are provided over a two year period. The Company has agreed to pay a monthly fee equal to $10,000 which can be deferred if the Company does not have sufficient available cash to pay the fee. In addition, the Company paid a $100,000 fee upon the signing of the MSA, which has been charged to expense during the period ended September 30, 2015. We have recorded expense of $120,000 and $50,000 for the reporting periods ended September 30, 2016 and 2015, respectively, which has been accrued during the periods. No payments have been made for the monthly fees (see Note 13).

In April 2015, we entered into a two year Advisory Services Agreement (“ASA”) with a shareholder for management, creative and marketing services. The agreement provides for a monthly fee of $10,000, which the shareholder has agreed to defer payment of until the Company has sufficient available cash or upon closing of a capital raise in excess of $5,000,000. We have recorded expense of $120,000 and $50,000 for the reporting periods ended September 30, 2016 and 2015, respectively, which has been accrued during the periods. No payments have been made for the monthly fees during the periods ended September 30, 2016 and 2015 (see Note 13).

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 1, 2017, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

On October 4, 2016 and October 24, 2016, the Company issued in aggregate a total of $2,125,000 of 8% Convertible Promissory Notes to accredited investors. The securities consist of 8% Convertible Notes with warrants to purchase 141,676 shares of the Company’s stock (the “Notes”). The Notes may convert upon an initial public offering (“IPO) resulting in gross proceeds to the Company of at least $10,000,000, prior to July 1, 2017. The conversion price for the notes is $5.00. All notes converted will be subject to a 12-month lockup post IPO. The warrants expire five years from the date of issuance and have an exercise price of $7.80. The Warrant is exercisable beginning the earlier of: (i) immediately after the IPO Closing; or (ii) July 1, 2017.

On October 1, 2016, the Company and kiWW agreed to terminate their MSA agreement and all fees owed by providing a lump sum payment of $50,000, which was paid on November 3, 2016.

On October 1, 2016, the company and Stone Street Capital LLC agreed to terminate their ASA and all fees owed by providing 36,000 shares of the Company’s common stock and a lump sum payment of $50,000, which was paid on November 4, 2016. In addition, the Company issued 40,000 shares of the Company’s common stock for additional consulting services provided from August to September 2016 which were outside the original scope of service. All shares were issued on November 15, 2016.

On October 1, 2016, the Company issued 230,000 restricted stock awards in aggregate to board members. The restricted stock awards vest January 1, 2018.

On October 1, 2016, the board approved the issuance of options to purchase 14,300 shares of common stock at a strike price of $7.50 to 2 employees of the company. The options vest as follows: 2,300 vest immediately, 6,000 vest on January 1, 2017 and 6,000 vest on January 1, 2018.

On October 1, 2016, the board approved the issuance of options to purchase 171,500 shares of common stock at a strike price of $7.50 to 2 employees of the company. The shares vest on January 1, 2018.

On October 1, 2016, the board approved the strike price adjustment for certain placement agent warrants totaling 20,067 from a strike price of $8.75 to $5.00.

On October 1, 2016, the board approved the issuance of 20,000 shares of stock to its designated charitable foundation, valued at $0.85 per share for an aggregate value of $17,000.

On October 26, 2016, 38,358 shares were issued, upon a cashless exercise of 70,067 warrants, which had been issued to a placement agent for prior services related to previous private placements of our securities.

On November 11, 2016, majority shareholders of the Company, upon recommendation of the Board of Directors, approved a reverse stock split of the Company's common stock to be effected at a specific ratio to be determined by the Board of Directors in the future within a range up to one for nine (1:9). On December 2, 2016 the Board of Directors fixed the ratio of the reverse stock split at one to five (1:5) and set the effective date as December 5, 2016.

Per terms in the Operating Agreement of BPU, the Company can redeem the 10% membership interest of Sigan Industries Group for $110,000 at any time before April 13, 2017. On October 14, 2016, Sigan Industries entered into an agreement with the Company to transfer their 10% member interest for 129,412 shares of the Company's common stock.

On January 1, 2017, the Company issued in aggregate 26,667 shares of common stock to 2 employees as additional compensation. The shares were valued at $22,667.

Effective January 6, 2017, the Company acquired 51% ownership in IM1, LLC (“I’M1”) in exchange for 583,000 shares of Level Brands Inc. common stock valued at $495,550. I’M1 has entered into a License Agreement with kathy ireland® Worldwide for rights for 10 years regarding the mark, intellectual property and other rights in connection with “I’M1” and all trade names, trademarks and service marks related to such intellectual property,

Effective January 6, 2017, the Company acquired 51% ownership in Encore Endeavor 1 LLC (“EE1”) in exchange for 283,000 shares of Level Brands Inc. common stock valued at $240,550.

On February 8, 2017 the Company entered into a one year master advisory and consulting agreement with kathy ireland® Worldwide (“kiWW”) pursuant to which we have engaged the company to provide non-exclusive strategic advisory services to us. Under the terms of this agreement, Ms. Ireland serves in the non-executive positions as our Chairman Emeritus and Chief Brand Strategist. We will pay kiWW $1.00 per month for these services.

On February 8, 2017 the Company entered into one year advisory agreements with Mr. Tommy Meharey pursuant to which he provides advisory and consulting services to us, including serving as co-Managing Director of I’M1. We have agreed to pay Mr. Meharey a fee of $15,000 per month for his services.

On February 8, 2017 the Company entered into one year advisory agreements with Mr. Nic Mendoza pursuant to which he provides advisory and consulting services to us, including serving as co-Managing Director of EE1. We have agreed to pay Mr. Mendoza a fee of $10,000 per month for his services.

On February 8, 2017 the Company entered into one year advisory agreements with Mr. Stephen Roseberry pursuant to which he provides advisory and consulting services to us, including serving as co-Managing Director of EE1 and I’M1. We have agreed to pay Mr. Roseberry a fee of $1.00 per month for his services.

On April 13, 2017, the board approved the issuance of options to purchase 100,000 shares of common stock at a strike price of $4.00 to one employee of the Company. The shares vest 50,000 upon issuance and 50,000 on January 1, 2018.

[________] Shares of Common Stock

——————
OFFERING CIRCULAR
——————

Sole Book Running Manager

Joseph Gunnar & Co.

Co-Manager

TriPoint Global Equities, LLC

[_____________], 2017

PART III
EXHIBITS

Exhibit No.	Description
1.1	Form of Selling Agency Agreement**
2.1	Articles of Incorporation*
2.2	Articles of Amendment to the Articles of Incorporation filed April 22, 2015*
2.3	Articles of Amendment to the Articles of Incorporation filed June 22, 2015*
2.4	Articles of Amendment to the Articles of Incorporation filed November 17, 2016*
2.5	Articles of Amendment to the Articles of Incorporation filed December 5, 2016*
2.6	Bylaws, as amended*
3.1	Form of 8% convertible promissory note*
3.2	Form of amendment to Subscription Agreement, 8% convertible promissory note and common stock purchase warrant*
3.3	Form of placement agent warrant issued in June 2015 private placement*
3.4	Form of placement agent warrant issued in December 2015 private placement*
3.5	Form of warrant issued in 8% convertible promissory note offering*
3.6	Form of Selling Agent's Warrant Agreement**
3.7	Form of common stock certificate of the registrant*
3.8	2015 Equity Compensation Plan *+
3.9	Form of stock option award under the 2015 Equity Compensation Plan *
3.10	Form of warrant issued to Andre Carthen *
3.11	Form of warrant issued to Nicholas Walker*
4.1	Form of Subscription Agreement **
4.2	Form of Subscription Agreement for BANQ subscribers **
6.1	Operating Agreement of Beauty and Pin Ups LLC, as amended*
6.2	Consulting Agreement dated April 13, 2015 by and between Beauty and Pin Ups LLC and Priel Mamam*
6.3	Management Services Agreement dated April 27, 2015 by and between kathy ireland® Worldwide and Level Beauty Group, Inc. *
6.4	Advisory Services Agreement dated April 27, 2015 by and between Stone Street Partners, LLC and Level Beauty Group, Inc. *
6.5	Termination Agreement dated October 31, 2016 by and between kathy ireland® Worldwide and Level Beauty Group, Inc. *
6.6	Termination Agreement dated September 30, 2016 by and between Siskey Capital, LLC and Level Beauty Group, Inc. *
6.7	Revolving Line of Credit Loan Agreement dated August 7, 2015 from Level Beauty Group, Inc. to LBGLOC, LLC *
6.8	Promissory Note dated August 7, 2015 from Level Beauty Group, Inc. to LBGLOC LLC *
6.9	Security Agreement dated August 7, 2015 from Level Beauty Group, Inc. to LBGLOC LLC *
6.10	Executive Employment Agreement dated January 1, 2017 by and between Level Brands, Inc. and Martin A. Sumichrast*+
6.11	Executive Employment Agreement dated January 2, 2017 by and between Level Brands, Inc. and Mark S. Elliott*+
6.12	Master Advisory and Consulting Agreement dated February 8, 2017 by and between Level Brands, Inc. and kathy ireland® Worldwide*+
6.13	Advisory Agreement dated February 8, 2017 by and between Level Brands, Inc. and Stephen Roseberry*+
6.14	Advisory Agreement dated February 8, 2017 by and between Level Brands, Inc. and Tommy Meharey*+
6.15	Advisory Agreement dated February 8, 2017 by and between Level Brands, Inc. and Nicolas Mendoza*+
6.16	Sublease dated January 1, 2017 by and between Kure Franchise, LLC and Level Brands, Inc. *
6.17	Form of Filler Supply Agreement for Beauty and Pin Ups LLC*
6.18	Wholesale License Agreement dated January 12, 2017 by and between kathy ireland® Worldwide and I'M1, LLC*
6.19	Amended and Restated Limited Liability Company Agreement of I'M1, LLC effective January 1, 2017*
6.20	Amended and Restated Limited Liability Company Agreement of Encore Endeavor 1 LLC effective January 1, 2017 *
6.21	Form of Indemnification Agreement *
6.22	Charitable Agreement between Beauty & Pin Ups and Best Buddies International, as amended *
6.23	Amendment No. 1 to Transaction Fee Agreement dated March 27, 2017 by and between Level Brands, Inc. and T.R. Winston & Company LLC *
6.24	Form of I'M1 License Agreement *
6.25	Consulting Agreement dated March 20, 2017 by and between I'M1, LLC and Kure Corp. *
6.26	Amended and Restated Consulting Agreement dated June 8, 2017 by and between I'M1, LLC and NuGene International, Inc.*
6.27	Amendment to Executive Employment Agreement dated April 1, 2017 by and between Level Brands, Inc. and Martin A. Sumichrast *

III-1

6.28	License Agreement dated March 29, 2017 by and among I'M1, LLC, Kure Corp. and Kure Franchise, LLC *
6.29	License Agreement dated March 31, 2017 by and between I'M1, LLC and NuGene International, Inc. *
6.30	Television Series Consulting Agreement dated March 1, 2017 by and between Multi-Media Productions Inc. and Encore Endeavor 1, LLC *
6.31	Advisory Agreement dated May 9, 2017 by and between Formula Four Beverages Inc., I'M1, LLC and Encore Endeavor 1, LLC *
6.32	Termination of License Agreement Ab Initio dated June 8, 2017 by and between I'M1, LLC and NuGene International, Inc. *
6.33	Membership Interest Sale and Purchase Agreement by and among Priel Maman, Level Brands, Inc. and Beauty and Pin-Ups, LLC dated April 26, 2017 *
6.34	Debt Conversion Agreement dated May 15, 2017 by and between Level Brands, Inc. and LBGLOC, LLC, as amended *
6.35	License Agreement dated March 29, 2017 by and between I'M1, LLC and Andre Phillipe, Inc. *
6.36	Recording Master License Agreement dated May 23, 2017 by and between McCoo & Davis, Inc. and Encore Endeavor 1 LLC *
6.37	Form of note conversion agreement *
6.38	Management Consulting Agreement dated July 1, 2017 by and between Level Brands, Inc. and Market Development Consulting Group, Inc. *
6.39	Amendment No. 1 to Amended and Restated Consulting Agreement dated July 27, 2017 by and between I'M1, LLC and NuGene International, Inc. and Irrevocable Proxy *
6.40	Stock Purchase and Escrow Agreement dated July 31, 2017 and among I'M1, LLC, Stone Street Partners, LLC and Pearlman Law Group LLP *
6.41	Promissory Note dated July 31, 2017 in the principal amount of $275,000 from Stone Street Partners, LLC *
6.42	License Agreement dated June 27, 2017 by and between I'M1, LLC and Loose Leaf Eyewear and Accessories LLC. *
6.43	Advisory Agreement dated August 9, 2017 by and among Damiva Inc., I'M1, LLC and Encore Endeavor 1, LLC *
6.44	Representation Agreement dated August 1, 2017 by and among Encore Endeavor 1 LLC, Romero Britto and Britto Central, Inc. *
6.45	Amended and Restated Representation Agreement dated September 12, 2017 by and among Encore Endeavor 1 LLC, Dada Media, Inc. and David Tutera *
6.46	Master Services Agreement dated August 24, 2017 by and between WhoYouKnow LLC d/b/a CrowdfundX and Level Brands, Inc., including initial Statement of Work of even date therewith *
6.47	Amendment dated September 8, 2017 to Master Advisory and Consulting Agreement by and between Level Brands, Inc. and kathy Ireland® Worldwide*
6.48	Wholesale License Agreement dated September 8, 2017 by and between Level Brands, Inc. and kathy ireland® Worldwide*
6.49	Wholesale License Agreement dated September 8, 2017 by and between Level Brands, Inc. and Andre Carthen *
6.50	Wholesale License Agreement dated September 8, 2017 by and between Level Brands, Inc. and Nicholas Walker*
6.51	Distribution Agreement dated August 29, 2017 by and between Beauty and Pinups, LLC and East Coast Enterprises, Inc.*
6.52	Advisory Agreement dated September 1, 2017 by and between Level Brands, Inc. and Jon Carrasco*
6.53	[intentionally omitted]
6.54	License Agreement dated September 8, 2017 by and between Level Brands, Inc. and kathy ireland® Worldwide *
7.1	Contribution Agreement by and between Beauty & Pin-Ups, Inc. and Beauty and Pin Ups LLC dated April 13, 2015*
7.2	Amended and Restated Membership Interest Exchange Agreement dated March 24, 2017, effective January 6, 2017, by and among IM1 Holdings, LLC, I'M1, LLC and Level Brands, Inc.*
7.3	Amended and Restated Membership Interest Exchange Agreement dated March 24, 2017, effective January 6, 2017, by and among EE1 Holdings, LLC, Encore Endeavor I LLC and Level Brands, Inc.*
7.4	Amendment to Swap Agreement dated March 28, 2017 by and among Beauty and Pin Ups, LLC, Level Brands, Inc. and Dean Gangbar *
8.1	Escrow Agreement**
11.1	Consent of Cherry Bekaert LLP*
11.2	Consent of Pearlman Law Group LLP (included in exhibit 12.1)*
11.3	Consent of [special North Carolina counsel]**
12.1	Opinion of Pearlman Law Group LLP **
12.2	Opinion of [special North Carolina counsel]**
13	"Testing the waters" materials*
15.1	Code of Business Conduct and Ethics*

* filed herewith
** to be filed by amendment
+ indicates management contract or compensatory plan

III-2

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on September 18, 2017.

Level Brands, Inc.

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast,
Chief Executive Officer

POWER OF ATTORNEY

 KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark S. Elliott his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

              This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Martin A. Sumichrast Martin A. Sumichrast	Chairman of the Board of Directors, Chief Executive Officer and President (principal executive officer)	September 18, 2017

/s/ Mark S. Elliott Mark S. Elliott	Chief Financial Officer and Chief Operating Officer (principal financial and accounting officer); Director	September 18, 2017

/s/ Erik Sterling Erik Sterling	Director	September 18, 2017

/s/ Anthony K. Shriver Anthony K. Shriver	Director	September 18, 2017

/s/ Seymour G. Siegel Seymour G. Siegel	Director	September 18, 2017

/s/ Bakari Sellers Bakari Sellers	Director	September 18, 2017

/s/ Gregory C. Morris Gregory C. Morris	Director	September 18, 2017